As filed with the Securities and Exchange Commission on February 13, 2024

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POLISHED.COM INC.

(Exact name of registrant as specified in its charter)

Delaware	5700	83-3713938
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1870 Bath Avenue

Brooklyn, NY 11214

(800) 299-9470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert D. Barry

Interim Chief Financial Officer and Secretary

1870 Bath Avenue

Brooklyn, NY 11214

(800) 299-9470

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Cohen	Mitchell S. Nussbaum
Richard Bass	Norwood P. Beveridge
McDermott Will & Emery LLP	Lili Taheri
One Vanderbilt Avenue	Loeb & Loeb LLP
New York, NY 10017	345 Park Avenue
Telephone: (212) 547-5885	New York, New York 10154
Tel: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 13, 2024

Shares of Common Stock

Pre-Funded Warrants to purchase Common Stock

Polished.com Inc.

This is a firm commitment public offering of                      shares of common stock, par value $0.0001 per share, of Polished.com Inc. based on an assumed public offering price of $      per share (which is based on the last reported sales price of our common stock of $       on                    , 2024). The actual public offering price per share of common stock will be determined between us and the representative of the underwriters at the time of pricing, and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are also offering                 pre-funded warrants (each a “Pre-funded Warrant”) to purchase                       shares of our common stock, exercisable at an exercise price of $0.001 per share, to those purchasers whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering. The purchase price of each Pre-funded Warrant is equal to the price per share of common stock being sold to the public in this offering, minus $0.001. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of shares of common stock that we are offering will be decreased on a one-for-one basis.

Our common stock is listed on the NYSE American under the symbol “POL.” On February 12, 2024, the closing price of our common stock on the NYSE American was $4.86 per share. There is no established trading market for the Pre-funded Warrants and we do not intend to list the Pre-funded Warrants on any securities exchange or nationally recognized trading system.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws, and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section titled “Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of our common stock as described below. See “Underwriting” beginning on page 90 for a description of compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to            additional shares of common stock and/or Pre-Funded Warrants solely to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the securities to purchasers on or about          , 2024, subject to customary closing conditions.

ThinkEquity

The date of this prospectus is         , 2024

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell, nor seeking offers to buy, our securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States (“U.S.”): We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.

ii

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus carefully, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes relating to the consolidated financial statements, included elsewhere in this prospectus. Unless the context requires otherwise, references to “Polished,” “Company,” “we,” “us” or “our” refer to Polished.com Inc., a Delaware corporation and its subsidiaries.

Overview

Our Company is a content-driven and technology-enabled shopping destination for appliances, furniture and home goods.

Our goal is to give customers a wide array of choices and a premium experience through details regarding the best brands, volume purchasing options, and rebates with manufacturer discounts, supported by human customer service agents.

Corporate Information

Our Company was incorporated in the State of Delaware on January 10, 2019, to form an acquisition platform. In April 2019, we acquired substantially all of the assets of Goedeker Television, a brick and mortar operation with an online presence serving the St. Louis metro area. Since that acquisition, we have grown into a nationwide omnichannel retailer. Through our June 2021 acquisition of Appliances Connection, we have evolved into a growth-oriented e-commerce platform, offering an expansive selection of household appliances throughout the United States. In July 2021, we added to our platform by acquiring Appliances Gallery. On July 20, 2022, we changed our corporate name from 1847 Goedeker Inc. to Polished.com Inc. With warehouse fulfillment centers in the Northeast and Midwest, as well as showrooms in Brooklyn, New York, Largo, Florida and St. Louis, Missouri, we offer one-stop shopping for national and global brands. We carry many household name-brands, including Bosch, Cafe, Frigidaire Pro, Whirlpool, LG, and Samsung, and many major luxury appliance brands such as Miele, Thermador, La Cornue, Dacor, Ilve, Jenn-Air and Viking, among others. We also sell furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial appliances for builder and business clients.

Recent Developments

In our third quarter earnings release we reported that we expected 2023 net sales between $330 million and $350 million and low single digit EBITDA margins. Based on currently available information, we now expect 2023 net sales between $315 million and $325 million, with EBITDA below our previous estimate.

Our cash and cash equivalents were approximately $10.1 million as of February 2, 2024, of which approximately $5.0 million was unrestricted. We will need to obtain financing in order to continue to fund our operations on or before March 30, 2024. Any failure or delay to secure such financing could force us to delay, limit or terminate our operations, make reductions in our workforce, liquidate all or a portion of our assets and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. There can be no assurance that our implementation of these contingency plans will not have a material adverse effect on our business.

If the net proceeds from this offering are $13.6 million (assuming an offering with gross proceeds of $15 million), we believe we will be able to fund our operations until June 22, 2024 under our current business plan. This date assumes we receive a requested tax refund of approximately $3.0 million on March 2, 2023 and that our bank will defer certain payments due under our credit facilities until we receive proceeds of this offering.

The closing of this offering is contingent on the Company reaching an agreement with its lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Amendment of Bank of America Credit Agreement; Notice of Acceleration.”

Credit Swap Termination

In December 2023, the Company and Bank of America, N.A. (“Bank of America”) agreed to terminate the Company’s outstanding interest rate swap, which had an original effective date of May 31, 2022 and an original maturity date of May 31, 2027 (such termination, the “Credit Swap Termination”). The Credit Swap Termination resulted in a termination payment from Bank of America to the Company of $2.175 million.

SEC Investigation

The SEC is conducting an investigation (the “SEC Investigation”) related to issues disclosed in the Company’s Form 8-K filed on December 27, 2022, including the findings of the Audit Committee investigation, as described under the heading “Business – Audit Committee Investigation” and elsewhere herein, and the subsequent restatement of the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2021 and for the quarter ended March 31, 2022. The SEC staff has subpoenaed documents and information, including documents and information related to the Audit Committee’s investigation and restated financials. The SEC Investigation is a non-public, fact-finding inquiry to determine whether there were any violations of the federal securities laws. The Company is fully cooperating and will continue to cooperate with the SEC.

Amendment of Bank of America Credit Agreement; Notice of Acceleration

On May 9, 2022, the Company and Appliances Connection Inc. (collectively, the “Borrowers”) entered into a Credit Agreement (as amended from time to time, the “Credit Agreement”) with the lenders identified therein and Bank of America, N.A. (“Bank of America”), as administrative agent, swingline lender and letter of credit issuer. On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “First Amendment”), in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America amended the Credit Agreement on November 20, 2023 (the “Second Amendment”), which requires the Company to establish a Bank of America cash collateral account where cash and cash equivalents deposited in the cash collateral account do not constitute Liquidity for purposes of the Credit Agreement. Further, the Second Amendment requires that (i) at least $3.0 million of Liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Term Loan Lenders, as part of the Second Amendment, agreed to defer the principal installment of the Term Loans in the amount of $937,500 required to be made on December 31, 2023 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024 (the “Maturity Date”).

On February 6, 2024, the Company received a Notice of Additional Events of Default and Acceleration, Imposition of Default Rate, Set-Off and Termination of Commitments (the “Notice of Acceleration”) from Bank of America, regarding the Credit Agreement. The Notice of Acceleration asserts certain events of default relating to non-payment of certain principal and interest amounts and fees due and payable under the Credit Agreement on January 31, 2024. Pursuant to the Notice of Acceleration, Bank of America demanded immediate repayment of all principal and accrued interest, as well as immediate repayment of all additional fees, costs, charges and other Obligations (as defined in the Credit Agreement) owing under the Credit Agreement and each other Loan Document (as defined in the Credit Agreement).

The Notice of Acceleration declares that the Company’s outstanding obligations under the Credit Agreement bear interest at the Default Rate (as defined in the Credit Agreement) and that the commitments of the lenders to make loans and obligations of Bank of America, as the L/C Issuer, to make certain credit extensions pursuant to the Credit Agreement be immediately terminated. In addition, Bank of America, as Administrative Agent, has exercised its rights of set-off as described in the Credit Agreement against certain deposits contained in the accounts of certain of the Company’s subsidiaries maintained at Bank of America in the aggregate amount of $1,989,754.83 and applied such amounts towards the repayment of a portion of the Company’s outstanding liabilities and other obligations under the Credit Agreement.

The Company is seeking to reach a resolution with Bank of America and the other lenders and will pursue a defense to any enforcement action taken by Bank of America, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all. If the Company is unable to reach a resolution, it would have a material adverse effect on the Company’s liquidity, financial condition and results of operations and could lead the Company to seek relief under bankruptcy or insolvency laws. Additionally, the closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes.

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying Bank of America and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

After giving effect to the Second Amendment, the Borrowers must make scheduled principal installments payments in respect of the Term Loan on December 31, 2023 and January 31, 2024, each in an amount equal to $937,500, and on the last day of each fiscal quarter ending thereafter through and including September 30, 2024, each in an amount equal to $1,875,000. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business (including receipt of the net proceeds of this offering) or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

The Company may not be able to meet the conditions set forth in the Credit Agreement on future dates. The failure to meet these conditions would likely cause the Company to file for bankruptcy.

Reverse Stock Split

On October 19, 2023, the Company filed with the Secretary of State of the State of Delaware the Certificate of Amendment to affect a reverse stock split (the “Reverse Split”) of the Company’s common stock at an exchange ratio of 1 for 50, which was approved by the board of directors. The Reverse Split was effective at 12:01 a.m. Eastern Time on October 20, 2023 (the “Effective Time”). At the Effective Time, every 50 shares of the Company’s issued and outstanding common stock were automatically converted into one share of common stock, without any change in the par value per share. In addition, proportionate adjustments were made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding stock options, warrants and convertible securities, and to the number of shares issued and issuable under the Company’s stock incentive plans. Any stockholder who would have otherwise been entitled to a fractional share of common stock created as a result of the Reverse Split received a cash payment in lieu thereof equal to the fractional share to which the stockholder would otherwise have been entitled multiplied by the closing sales price of a share of common stock on October 19, 2023, as adjusted for the Reverse Split.

Key Acquisitions

Acquisition of Goedeker Television

On April 5, 2019, we acquired substantially all of the assets of Goedeker Television (the “Goedeker Television Acquisition”). As a result of this transaction, we acquired the former business of Goedeker Television, which was founded in 1951, and continue to operate this business. Prior to the Goedeker Television Acquisition, we had no operations other than operations relating to our incorporation and organization.

Acquisition of Appliances Connection

Appliances Connection was founded in 1998 and is one of the leading retailers of household appliances. In addition to selling appliances, it also sells furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial-grade appliances for builder and business clients. It also provides appliance installation services and appliance removal services. Appliances Connection serves retail customers, builders, architects, interior designers, restaurants, schools and other businesses. We completed the acquisition of Appliances Connection on June 2, 2021, for an aggregate purchase price of $224.7 million, consisting of (i) $180.0 million in cash, (ii) 5,895,973 shares of the Company’s common stock valued at $12.3 million, and (iii) $32.4 million as a result of the post-closing net working capital adjustment provision (such acquisition, the “Appliances Connection Acquisition”). We recorded $0.9 million in acquisition-related expenses.

Acquisition of AC Gallery

On July 29, 2021, we acquired substantially all of the assets of, and assumed substantially all of the liabilities of, Appliance Gallery, Inc., a retail appliance store in Largo, Florida (“Appliance Gallery”), for a total purchase price of $1.4 million (such acquisition, the “Appliance Gallery Acquisition”).

Name Change

On July 20, 2022, we changed our corporate name from 1847 Goedeker Inc. to Polished.com Inc., pursuant to a Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) filed with the Delaware Secretary of State on July 20, 2022 (the “Name Change”). Pursuant to Delaware law, a shareholder vote was not necessary to effectuate the Name Change and the Name Change does not affect the rights of the Company’s stockholders. The only change in the Certificate of Amendment was the change of the Company’s corporate name. We also amended and restated our Bylaws on July 20, 2022 to reflect the Name Change and to make other minor cleanup and conforming changes thereto.

In connection with the Name Change, our common stock and warrants to purchase common stock ceased trading under the ticker symbols “GOED” and “GOED WS,” respectively, and began trading on the NYSE American under the new ticker symbols “POL” and “POL WS,” respectively.

Audit Committee Investigation

On August 15, 2022, the Company filed a Form 12b-25 with the Securities and Exchange Commission related to its 10-Q for the six months ended June 30, 2022 reporting that the Audit Committee had begun an independent investigation regarding certain allegations made by certain former employees related to the Company’s business operations.

On December 22, 2022, the Company issued a press release stating that the Audit Committee of the Board had completed its assessment of the results of the Investigation. The Investigation, which was supported by independent legal counsel and advisors, produced the following key findings pertaining to the Company’s business operations under former management during the 2021-2022 period:

●	The Company was charged by its former Chief Executive Officer approximately $800,000 for expenses unrelated to the Company and its operations.

●	The Company appears to not have had in place all the necessary documentation for all of its employees and, in turn, may have failed to comply with certain legal requirements. The Company subsequently put in place enhanced controls to remedy any labor issues, including but not limited to hiring a controller with significant relevant experience, hiring a new human resources director who is leading an overhaul of certain employee policies and initiating the installation of enhanced payroll software that requires all new employees to provide I-9 information and verifies the validity of key information, and believes it is now in full compliance with legal requirements.

●	The Company’s controls, software and procedures for managing and tracking inventory, including damaged inventory, were insufficient. The Company subsequently put in place enhanced controls to remedy such issues, including but not limited to initiating the installation of enhanced software and systems for inventory management, ensuring the implementation of standardized policies for the handling and sale of damaged inventory and developing a plan to convert the Company to a new ERP and system for accounting.

The Company entered into a settlement agreement with Albert Fouerti, our former Chief Executive Officer, regarding matters relating to the Investigation. Among other things, Mr. Fouerti agreed not to compete for a period of two years following the execution of the settlement agreement.

Stockholder Matters

In October 2023, we received a letter from Jerald Hammann (“Mr. Hammann”) dated September 26, 2023 stating his intent to nominate himself for election as a director of the Company at our annual meeting of stockholders. On December 19, 2023, Mr. Hammann filed a notice of exempt solicitation with the SEC regarding his views regarding the Company and seeking collaboration among stockholders of the Company concerned about their investment. Mr. Hammann did not receive sufficient votes at our annual meeting of stockholders held on January 30, 2024 to be elected to the Board.

In addition, following the annual meeting of stockholders held on December 21, 2021 (the “2021 Meeting”), certain purported beneficial owners of the Company’s common stock expressed concerns about a statement in the Company’s proxy statement related to the 2021 Meeting, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of Common Stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners on a proposal to approve an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Certificate of Incorporation, dated July 30, 2020 (the “Certificate of Incorporation”), increasing the number of authorized shares of Common Stock by 50,000,000 shares of Common Stock (such proposal, the “Share Increase Proposal”). In light of the demands and to ensure against any future question as to the validity of the newly authorized shares following stockholder approval of the Share Increase Proposal at the 2021 Meeting, the Company elected to seek validation of the Charter Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG (the “Action”), sought entry by the Court of an order validating and declaring effective the Charter Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal. Two purported stockholders objected to the 205 Petition. One such objecting, purported stockholder (the “Stockholder Plaintiff”) filed his own lawsuit (which was then consolidated with the 205 Petition) requesting that such relief not be granted and asserting two claims for relief: first, against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal; and second, asserting that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to the Certificate of Incorporation to be filed with the Delaware Secretary of State. The Court held a hearing on May 27, 2022, to consider the Company’s motion for entry of an order under Section 205 and subsequently entered an order denying the motion without prejudice on June 30, 2022. On July 7, 2022, the Company filed a Certificate of Correction with the Secretary of State of the State of Delaware, voiding the Charter Amendment and causing the number of authorized shares of Common Stock to remain at 200,000,000.

On June 12, 2023, the Company submitted to the Court a Stipulation and [Proposed] Order Regarding Notice and Closing of the Case regarding the Action (the “Dismissal Order”). As stated in the Dismissal Order, the Company and the other parties to the Action negotiated at arm’s length and resolved the stockholders’ claims to entitlement to a mootness fee award, and the Company agreed to pay $475,000 for attorneys’ fees and expenses to the stockholders’ counsel (the “Attorneys’ Fees”). Pursuant to Court of Chancery Rules 23(e) and 41(a), the parties to the Action stipulated to voluntary dismissal of the Action with prejudice as to the Stockholder Plaintiff and without prejudice as to any actual or potential claims of any other members of the putative class, and such dismissal was granted by the Court on June 13, 2023. As stipulated in the Dismissal Order, the Company was required to file with the Court an affidavit that the Company has filed a Current Report on Form 8-K providing the Company’s stockholders with the notice required by the Dismissal Order and pay or cause to be paid the Attorneys’ Fee to the stockholders’ counsel to an account designated by the stockholders’ counsel. Such payment fully satisfied and resolved the stockholders’ and the stockholders’ counsel’s entitlement to any fees or expenses in the Action.

On October 31, 2022, a putative shareholder class action was filed the Company and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Maschhof v. Polished.com Inc., et al., No. 1:22-cv-06606. The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about September 8, 2023, the Court appointed lead plaintiff and lead counsel. An amended complaint was filed on or before October 31, 2023.

On January 26, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Wong v. Moore et al., No. 1:23-cv-00559. The complaint asserts violations of Section 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about March 7, 2023, plaintiff filed a stipulation and proposed order to stay proceedings until any motions to dismiss in the related class action (captioned Maschhoff v. Polished.com Inc. et al., No. 1:22-cv-06606) are decided. On March 23, 2023, the stipulation was so-ordered.

On February 13, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors as well as the Company’s external manager, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York and is captioned Gossett v. Moore, et al., No. 1:23-cv-1168. The complaint asserts claims for breach of fiduciary duty against the former officers and directors and aiding and abetting breaches of fiduciary of duty against the external manager, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering (the “IPO”) and certain of the Company’s SEC filings after the IPO. On or about April 24, 2023, plaintiffs filed a joint stipulation and proposed order consolidating this action with a related derivative action, Wong v. Moore et al., No. 1:23-cv-0559, appointing co-lead counsel, and applying the stay in the Wong action to the consolidated action, pending resolution of any motions to dismiss in a related action Maschhoff v. Polished.com Inc. et al, No. 22-CV-06606, pending in the United States District Court for the Eastern District of New York. To date, the stipulation has yet to be ordered.

On October 4, 2023, another derivative stockholder complaint was filed, also against the same defendants in the Gossett action above. This action was commenced in the Supreme Court of the State of New York for Kings County and is captioned Dong v. Moore et al., No. 528769/2023. That complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, waste of corporate assets, unjust enrichment, and gross mismanagement. The parties are discussing staying this action pending resolution of the related Maschhoff action.

On December 29, 2023, defendants in the Maschoff action filed a letter regarding a proposed motion to dismiss the Complaint for failure to state a claim under Federal Rules of Civil Procedure 12(b)(6) and 9(b) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §§ 78u-4, et seq. A pre-motion conference has been set for February 27, 2024. The Company believes that the allegations lack merit and intends to defend against the action vigorously.

Resignation of Auditors

On December 20, 2022, the Company received a letter (the “Letter”) from the Company’s independent registered public accounting firm, Friedman LLP (“Friedman”), informing the Company of its decision to resign effective December 20, 2022 as the auditors of the Company.

In the Letter, Friedman advised the Company that based on the results of the Investigation as reported to Friedman, it appeared there may be material adjustments and/or disclosures necessary to previously reported financial information. Additionally, the Investigation identified facts, that if further investigated by Friedman, might cause Friedman to no longer to be able to rely on the representations of (i) management that was in place at the time Friedman issued its audit report for the year ended December 31, 2021, or (ii) management that was in place at the time of Friedman’s association with the quarterly financial statements for the periods ended June 30, 2021, September 30, 2021 and March 31, 2022. Prior to the Letter, in the past two years, the Company had not received from Friedman an adverse opinion or a disclaimer of opinion, and Friedman’s opinion was not qualified or modified as to uncertainty, audit scope, or accounting principles. The resignation by Friedman was neither recommended nor approved by the Audit Committee or the Board and there were no disagreements with management and Friedman. Friedman had previously reported a material weakness to the Audit Committee, which was included on the Company’s Form 10-K for the year ended December 31, 2021, filed on March 31, 2022, regarding the ineffectiveness of the Company’s internal controls over financial reporting.

In connection with the Letter, Friedman advised the Company that it was withdrawing its previously issued audit opinion on our December 31, 2021 consolidated financial statements, issued on March 31, 2022, and declined to be associated with the quarterly financial statements for the periods ended June 30, 2021, September 30, 2021, and March 31, 2022, filed on August 8, 2021, November 16, 2021 and May 12, 2022, respectively.

Engagement of New Independent Registered Public Accounting Firm

On December 26, 2022, the Audit Committee approved the engagement of Sadler as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021.

Cybersecurity Incident

On March 16, 2023, we experienced a hacking attack that impacted the check-out page on the Company’s e-commerce website. In response, the Company deployed containment measures, launched an investigation with assistance from third-party cybersecurity experts and notified appropriate law enforcement authorities (the “Cybersecurity Investigation”). The Company considers the matter remediated. The Cybersecurity Investigation determined that certain personal information, including names, addresses, zip codes, payment card numbers, expiration dates, and CVVs, was extracted from the Company’s systems as part of this incident. The Cybersecurity Investigation could not determine with precision which payment card data was included in the timeframe of exposure. Out of an abundance of caution, the Company notified all payment card users who made transactions on the Company’s e-commerce website within the window of exposure. As of May 24, 2023, the Company provided appropriate notice to approximately 9,290 individuals, as well as to regulatory authorities in accordance with applicable law. The Company has incurred, and may continue to incur, certain expenses related to this attack. Further, the Company remains subject to risks and uncertainties as a result of the incident, including as a result of the data that was extracted from the Company’s network as noted above. Additionally, security and privacy incidents have led to, and may continue to lead to, additional regulatory scrutiny. Although we are unable to predict the full impact of this incident, including how it could negatively impact our operations or results of operations on an ongoing basis, we presently do not expect that it will have a material effect on the Company’s operations.

The Company has engaged outside consultants through its outside counsel to help assess and expand the Company’s cyber defenses and payment card protections and policies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million, in either case measured as of the last business day of our most recently completed second fiscal quarter.

THE OFFERING

Common stock being offered	shares of common stock (or shares of common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any).

Pre-Funded Warrants being offered

We are also offering Pre-Funded Warrants to purchase shares of our common stock, exercisable at an exercise price of $0.001 per share, to those purchasers whose purchase of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Warrant is equal to the price per share of common stock being sold to the public in this offering minus $0.001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full.

This prospectus also relates to the offering of common stock issuable upon exercise of the Pre-funded Warrants.

For each Pre-Funded Warrant we sell, the number of shares of common stock that we are offering will be decreased on a one-for-one basis.

For additional information regarding the terms of the Pre-Funded Warrants, see “Description of Securities We Are Offering.”

Common stock outstanding after this offering	shares (or shares of common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments, if any) of common stock, in each case, assuming no sales of Pre-Funded Warrants offered by us, which, to the extent Pre-Funded Warrants are sold, will reduce the number of shares of common stock that we are offering on a one-for-one basis.

Underwriters’ over-allotment option	We have granted the underwriters a 45 day option from the date of this prospectus, exercisable one or more times in whole or in part, to purchase up to an additional shares of common stock and/or up to an additional Pre-Funded Warrants (15% of the total number of shares of common stock and/or Pre-Funded Warrants to be offered by us in the offering), solely to cover over-allotments, if any.

Assumed offering price	$ per share (which was the last reported sale price of our common stock on the NYSE American on , 2024).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming we sell only shares of common stock and no Pre-Funded Warrants. If the representative of the underwriters exercises its option to purchase additional shares in full to cover over-allotments, if any, we estimate that our net proceeds will be approximately $ million. We intend to use the net proceeds for general working capital purposes and for a mandatory principal payment on our term loan of $ million (or $ million if the representative of the underwriters exercises its option to purchase additional shares in full to cover over-allotments, if any). See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Lock Up	We and our directors and officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any shares of our common stock, or securities convertible into or exercisable for our common stock, for a period of four months, in the case of our officers and directors, or three months, in the case of us, after the date of this prospectus. See “Underwriting” for more information.

Risk Factors	You should read the “Risk Factors” section starting on page 11 for a discussion of factors to consider carefully before deciding to invest in our securities.

NYSE American listing symbol

“POL”

There is no established trading market for the Pre-Funded Warrants, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system

The number of shares of our common stock that will be outstanding after this offering is based on 2,109,398 shares of our common stock outstanding as of September 30, 2023, and excludes:

●	1,731 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $28.89 per share;

●	1,871,333 shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $114.85 per share;

●	10,998,269 shares of our common stock reserved for future issuance under our stock incentive plans; and

●	shares of common stock (or shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming a public offering price of $ per share, the last reported sale price of our common stock as reported on the NYSE American on , 2024).

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	no exercise of outstanding options or warrants;

●	no issuance of Pre-Funded Warrants in this offering;

●	no exercise of the representative’s warrants to be issued upon consummation of this offering at an exercise price equal to 125% of the offering price of the common stock; and

●	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us to cover over-allotments, if any.

SUMMARY OF RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	Even if the sales of our common stock pursuant to this offering are completed, we may not be successful in implementing our business plan, which primarily requires increasing customer sales, and we are considering all strategic alternatives, including the restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code, and may be forced to seek additional strategic alternatives in the future.

●	Under former management, we were not always in compliance with applicable laws and regulations relating to the collection and remittance of sales taxes in the various states in which we do business, which has led to unexpected costs, expenses, penalties and fees as a result of our non-compliance. We may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations and there can be no guarantee that we will not be exposed to further costs, expenses, penalties and fees associated with these obligations, which could harm our business.

●	We need the proceeds from the proposed offering to improve our liquidity position, pay our obligations and resolve certain events of default under our credit facilities, meet certain liquidity requirements pursuant to the Credit Agreement, pay certain sales tax obligations, and operate our business, and we expect that we will likely file for bankruptcy protection if the expected gross proceeds of our sales from this offering are not received or if we are unable to secure a waiver of the prepayment of equity proceeds requirement under the Credit Agreement.

●	The Audit Committee Investigation and subsequent restatement of our financial statements has consumed a significant amount of our time and resources, has led to the SEC Investigation and may lead to, among other things, shareholder litigation, loss of investor confidence, negative impacts on our stock price, a material adverse effect on our reputation, business and stock price and certain other risks.

●	The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all.

●	Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

●	Our internal information technology system has suffered a significant security breach and may in the future suffer further breaches, loss or leakage of data, and other disruptions, which could disrupt our business or result in the loss of critical and confidential information. If we fail to maintain adequate cybersecurity with respect to our systems and ensure that our third-party service providers do the same with respect to their systems, our business may be harmed.

●	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

●	Our success depends in part on our ability to increase our net revenue, which will depend upon, among other factors, our ability to acquire more customers, build our brands and launch new brands, introduce new products or offerings, improve existing products and control costs.

●	We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business and could negatively impact the price of our common stock.

●	Despite following previously issued SEC Staff guidance, the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 may not make us “current” in our Exchange Act filing obligations, which means we may not be eligible to use certain forms or rely on certain rules of the SEC.

●	Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

●	Our business depends on our ability to build and maintain strong brands. We may not be able to maintain and enhance our brands if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, results of operations and growth prospects.

●	Our efforts to expand our business into new brands, products, services, technologies, and geographic regions will subject us to additional business, legal, financial, and competitive risks and may not be successful.

●	Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance as well as our reputation and brand.

●	Our ability to obtain continued financing is critical to the growth of our business. We will need additional financing to fund operations, which additional financing may not be available on reasonable terms or at all.

●	Our third-party loans contain certain terms that could materially adversely affect our financial condition.

●	Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

●	We depend on our relationships with third parties, and changes in our relationships with these parties could adversely impact our revenue and profits.

●	Uncertainties in economic conditions and their impact on consumer spending patterns, particularly in the home goods segment, could adversely impact our operating results.

●	Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

●	We are subject to the continued listing requirements of the NYSE American. If we are unable to comply with such requirements, our common stock would be delisted from the NYSE American, which would limit investors’ ability to effect transactions in our common stock and subject us to additional trading restrictions.

●	The market price, trading volume and marketability of our common stock may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your common stock, the marketability of your common stock and our ability to raise capital through future equity financings.

●	An active, liquid trading market for our common stock may not be sustained, which may make it difficult for you to sell our common stock. There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants.

●	We have not paid in the past and do not expect to declare or pay dividends in the foreseeable future.

●	You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase in the offering.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this report, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors, but additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to our Business and Industry

Even if the sales of our common stock pursuant to this offering are completed, we may not be successful in implementing our business plan, which primarily requires increasing customer sales, and we are considering all strategic alternatives, including the restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code, and may be forced to seek additional strategic alternatives in the future.

Even if the sales of our common stock pursuant to the proposed offering are completed, we may not be successful in implementing our business plan. We have undertaken a number of actions to support our ongoing transition, including but not limited to, terminating the interest rate swap agreement to generate liquidity from the mark-to-market value (which increases our risk if market interest rates increase), reducing costs and capital expenditures and reducing our property footprint including warehouses, and continue to evaluate further actions, but these actions may not be sufficient, combined with the proposed offering and other capital raising efforts, to ensure we are successful in implementing our business plan. The timely achievement of our business plan as well as our ability to maintain an adequate level of liquidity are subject to various risks, many of which are outside of our control. We have failed to timely make payments of sales taxes collected from customers that are due to certain taxing jurisdictions, and similar other business partners, which may be unduly burdensome and prevent the Company from executing its business plan. Further, we may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations or any additional amounts determined to be due. See “Under former management, we were not always in compliance with applicable laws and regulations relating to the collection and remittance of sales taxes in the various states in which we do business, which has led to unexpected costs, expenses, penalties and fees as a result of our non-compliance. We may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations and there can be no guarantee that we will not be exposed to further costs, expenses, penalties and fees associated with these obligations, which could harm our business.”

Our ability to achieve expected results depends on, among other things, our ability to attract customers to our sales channels and increase customer sales. Our efforts to attract customers and to increase customer sales may be further challenged by current economic conditions, including an inflationary environment and the potential for increasing interest rates, which may affect customers’ willingness and ability to spend. Further, our ability to achieve expected results assumes we are able to maintain commercial relationships with our business partners, including maintaining existing payment terms with vendors or reserve amounts with credit card companies. A material change in payment terms or reserve amounts could adversely impact liquidity and prevent the Company from executing on its business plan.

Furthermore, we do not expect the proceeds pursuant to the proposed offering will be adequate to fully implement our plan and repay our borrowings under our existing credit facilities or meet the liquidity conditions of the Credit Agreement without an extension of the November 30, 2024 maturity date. In the event that we fail to obtain all of the anticipated proceeds under this offering and fail to meet the liquidity requirements of the Credit Agreement, we expect that we will likely file for bankruptcy protection. Additionally, an important part of our strategy involves an effort to increase revenue through higher advertising spending. If we are unable to successfully implement our strategy, we may not achieve the revenue or margin improvements we anticipate and our business, results of operations, financial condition and financial performance could be materially adversely affected.

In addition, we continue to consider other strategic alternatives, including restructuring or refinancing our debt (including pursuing a waiver from the lenders party to our Credit Agreement with respect to the prepayment requirement of equity proceeds), seeking additional debt or equity capital, repricing of our warrants, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code. We may not be able to successfully execute any strategic alternatives we are currently considering or any others, and our ability to do so could be adversely affected by numerous factors, including changes in the economic or business environment, financial market volatility and the performance of our business. We caution that trading in our common stock is highly speculative and poses substantial risks relating to the potential of bankruptcy proceedings. Trading prices for our common stock may bear little or no relationship to the actual recovery, if any, by holders of our common stock in bankruptcy proceedings, if any.

Under former management, we were not always in compliance with applicable laws and regulations relating to the collection and remittance of sales taxes in the various states in which we do business, which has led to unexpected costs, expenses, penalties and fees as a result of our non-compliance. We may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations and there can be no guarantee that we will not be exposed to further costs, expenses, penalties and fees associated with these obligations, which could harm our business.

We are subject to various state laws and regulations, including requirements to collect sales tax from sales within the states in which we operate, and the payment of income taxes on revenue generated from activities in those states. As a result of sales tax audits conducted by four separate taxing authorities, one of which has been completed and three of which are ongoing as of the date hereof, we have determined that, under the Company’s former management during the period from August 2022 through November 2022, there were instances in which sales taxes were collected from our customers but not fully remitted to the taxing jurisdictions as required by applicable law. Additionally, our former sales tax service provider did not file all required sales taxes for certain states and for certain periods. The Company has made payment on some, but not all, of the sales taxes due and outlined above and the amounts due have already been accrued. However, we may not have sufficient liquidity to pay the total amounts that we currently estimate are due and there can be no guarantee that our estimates are accurate or that we will not be subject to additional sales tax obligations in the future.

In addition, as a result of the sales tax audits, we have determined that the Company’s former management at times did not collect sales taxes from customers treated as exempt from sales taxes without adequate documentation supporting such customers’ exemption status. Pursuant to the sales tax audit that has been completed, we will owe $142,000 for failing to have adequate documentation supporting sales tax exemptions and such amount will be an expense for the Company in the fourth quarter of fiscal year 2023. We cannot estimate the amount that might be due under the ongoing sales tax audits or the probability of additional amounts owed under any future audits and have not accrued any amounts for these obligations, which are considered contingent liabilities. Any additional amounts determined to be due as a result of the lack of exempt certificates would be considered expense during the applicable audit period and, based on current circumstances, we may not have sufficient liquidity to pay such expense.

A successful assertion by one or more states that we were required to collect or remit sales or other taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges and may subject the Company to sanctions and penalties from the states in which we operate, including denying us the right to operate in such state or states. Further, we may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations or any additional amounts determined to be due.

We need the proceeds from the proposed offering to improve our liquidity position, pay our obligations and resolve certain events of default under our credit facilities, meet certain liquidity requirements pursuant to the Credit Agreement, pay certain sales tax obligations, and operate our business, and we expect that we will likely file for bankruptcy protection if the expected gross proceeds of our sales from this offering are not received or if we are unable to secure a waiver of the prepayment of equity proceeds requirement under the Credit Agreement.

On July 25, 2023, the Company and Bank of America entered into the First Amendment to the Credit Agreement, in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America entered into the Second Amendment to the Credit Agreement on November 20, 2023. The Second Amendment requires that (i) at least $3.0 million of liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Company must repay the principal amount of the Term Loan in installments of $937,500 each, payable on December 31, 2023 and January 31, 2024, and quarterly installments of $1,875,000 each, payable on the last business day of each March, June, September and December. The Term Loan Lenders, as part of the Second Amendment, agreed to defer half of the originally scheduled principal $1,875,000 payment of Term Loans required to be made on December 31, 2023. The Company is required to pay the remaining $937,500 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024.

On February 6, 2024, the Company received a Notice of Additional Events of Default and Acceleration, Imposition of Default Rate, Set-Off and Termination of Commitments (the “Notice of Acceleration”) from Bank of America, regarding the Credit Agreement. The Notice of Acceleration asserts certain events of default relating to non-payment of certain principal and interest amounts and fees due and payable under the Credit Agreement on January 31, 2024. Pursuant to the Notice of Acceleration, Bank of America demanded immediate repayment of all principal and accrued interest, as well as immediate repayment of all additional fees, costs, charges and other Obligations (as defined in the Credit Agreement) owing under the Credit Agreement and each other Loan Document (as defined in the Credit Agreement).

The Notice of Acceleration declares that the Company’s outstanding obligations under the Credit Agreement bear interest at the Default Rate (as defined in the Credit Agreement) and that the commitments of the lenders to make loans and obligations of Bank of America, as the L/C Issuer, to make certain credit extensions pursuant to the Credit Agreement be immediately terminated. In addition, Bank of America, as Administrative Agent, has exercised its rights of set-off as described in the Credit Agreement against certain deposits contained in the accounts of certain of the Company’s subsidiaries maintained at Bank of America in the approximate aggregate amount of $1,989,754.83 and applied such amounts towards the repayment of a portion of the Company’s outstanding liabilities and other obligations under the Credit Agreement.

The Company is seeking to reach a resolution with Bank of America and the other lenders and will pursue a defense to any enforcement action taken by Bank of America, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all. If the Company is unable to reach a resolution, it would have a material adverse effect on the Company’s liquidity, financial condition and results of operations and could lead the Company to seek relief under bankruptcy or insolvency laws. The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Amendment of Bank of America Credit Agreement; Notice of Acceleration.”

The Company may not be able to meet the conditions set forth in the Credit Agreement on future dates. In particular, we are pursuing a waiver from the lenders in our Credit Agreement with respect to the prepayment requirement of equity proceeds and we likely would be required to file for bankruptcy protection if the Company fails to meet the liquidity conditions contained in the Second Amendment, including as a result of failing to generate sufficient gross proceeds pursuant to the proposed offering described herein. The Company has engaged advisors to explore strategic alternatives, including, if needed, filing for bankruptcy protection. See “Risks Related to Our Business and Industry.”

Additionally, we have failed to timely make payments of sales taxes collected from customers that are due to certain taxing jurisdictions and we may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations or any additional amounts determined to be due. See “Under former management, we were not always in compliance with applicable laws and regulations relating to the collection and remittance of sales taxes in the various states in which we do business, which has led to unexpected costs, expenses, penalties and fees as a result of our non-compliance. We may not have sufficient liquidity to pay the total amounts that we currently estimate are due as sales tax obligations and there can be no guarantee that we will not be exposed to further costs, expenses, penalties and fees associated with these obligations, which could harm our business.” Holders of our common stock would not receive any recovery at all in a bankruptcy scenario. The failure to meet these conditions would likely cause the Company to file for bankruptcy.

The Audit Committee Investigation and subsequent restatement of our financial statements has consumed a significant amount of our time and resources, has led to the SEC Investigation and may lead to, among other things, shareholder litigation, loss of investor confidence, negative impacts on our stock price, a material adverse effect on our reputation, business and stock price and certain other risks.

As described under the heading “Business – Investigation” and elsewhere herein, the Company launched an investigation (the “Investigation”) due to certain of the Company’s business operations under former management during the 2021-2022 period, which resulted in our former auditor withdrawing its previously issued audit opinion on our December 31, 2021 consolidated financial statements, issued on March 31, 2022, and declining to be associated with the quarterly financial statements for the periods ended June 30, 2021, September 30, 2021, and March 31, 2022, filed on August 8, 2021, November 16, 2021 and May 12, 2022, respectively. We have restated our previously issued consolidated financial statements as of and for the year ended December 31, 2021 and for the quarter ended March 31, 2022. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Restatement,” for additional information.

The Investigation and subsequent restatement process was highly time and resource-intensive and involved substantial attention from management and significant legal and accounting costs. Furthermore, as a result of the circumstances giving rise to the restatement, we have become subject to a number of additional risks and uncertainties, including unanticipated costs for accounting and legal fees in connection with or related to the restatement, shareholder litigation and government investigations, including the ongoing SEC Investigation described under the heading “Recent Developments – SEC Investigation” and elsewhere herein or matters relating thereto. Any such proceeding could result in substantial defense costs regardless of the outcome of the litigation or investigation and any future inquiries from the SEC as a result of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the Investigation, restatement itself and the SEC Investigation. The Company cannot predict the ultimate outcome or timing of the SEC investigation, what if any actions may be taken by the SEC, or the effect that such actions may have on the business, prospects, operating results and financial condition. Management believes that the ultimate outcome and timing of the SEC investigation, including any potential monetary payment as part of a consensual resolution, if one is reached, remains uncertain and is not estimable given the broad range of potential outcomes. The resolution of the SEC investigation may result in substantial monetary penalties or settlement costs. In addition, the restatement and related matters could impair our reputation and could cause our counterparties to lose confidence in us. Each of these occurrences could have an adverse effect on our business, results of operations, financial condition and stock price.

Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States has recently accelerated and is currently expected to continue at an elevated level in the near-term. Rising inflation could have an adverse impact on our operating expenses and our credit facilities. There is no guarantee we will be able to mitigate the impact of rising inflation. The Federal Reserve has raised interest rates to combat inflation and restore price stability and there can be no guarantee that rates will not continue to rise in the future. Increases in interest rates on any of our debt would result in higher debt service costs, which would adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth.

Our business is dependent on general economic conditions and consumer discretionary spending, and reductions in such spending might adversely affect the Company’s business, operations, liquidity, financial results and stock price.

Our business depends on consumer discretionary spending, and our results are highly dependent on U.S. consumer confidence and the health of the U.S. economy. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflict in Ukraine) which may cause supply chain disruptions, increase fuel costs and transportation costs, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns including the COVID-19 pandemic. Adverse economic changes in any of the regions in which we sell our products could reduce consumer confidence and could negatively affect net revenue and have a material adverse effect on our operating results.

Consumers may view a substantial portion of the products we offer as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macro-economic conditions that impact consumer spending, including discretionary spending. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, financial results and stock price, particularly if consumer spending levels are depressed for a prolonged period of time.

Our business model and growth strategy depend on our marketing efforts and ability to maintain our brand and attract customers to our platform in a cost-effective manner, including our ability to develop new features to enhance the consumer experience on our websites, mobile-optimized websites and mobile applications.

Our success depends on our ability to acquire and retain customers in a cost-effective manner through marketing efforts and maintenance of our brand. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce to purchase home goods and may prefer alternatives to our offerings, such as the websites of our competitors or our suppliers’ own websites. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. Our advertising efforts consist primarily of email marketing, online advertisements and promotions, digital marketing and social media. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers through enhancements to the customer experience on our websites, mobile-optimized websites and mobile operations. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers or efficiencies in our logistics network, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers.

Our success depends in part on our ability to increase our net revenue, which will depend upon, among other factors, our ability to acquire more customers, build our brands and launch new brands, introduce new products or offerings, improve existing products and control costs.

Our ability to grow our business depends on our ability to generate increased revenue by expanding our base of customers and suppliers. Maintaining and enhancing our brands is critical to acquiring and expanding our base of customers and suppliers. Our ability to maintain and enhance our brands depends largely on our ability to maintain customer confidence in our product and customer service offerings, including by delivering products on time and without damage. If customers do not have a satisfactory shopping experience, they may seek out alternative offerings from our competitors and may not return to our sites as often in the future, or at all. In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product quality, delivery problems, competitive pressures, litigation or regulatory activity could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our customer base and result in decreased revenue, which could adversely affect our business and financial results. A significant portion of our customers’ brand experience also depends on third parties outside of our control, including suppliers and logistics providers such as R+L Carriers, AM Home Delivery and other third-party delivery agents. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage.

In addition, maintaining and enhancing these brands may require us to make substantial investments in launching new brands or introducing new products or offerings, and these investments may not be successful and my impact our efforts to control costs. If we fail to promote, maintain, and improve our brands and products, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands or products may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

Customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer use of our sites and consumer and supplier confidence in us and result in harm to our brands.

We may be unsuccessful in launching or marketing new products or services, or launching existing products and services into new markets, or may be unable to successfully integrate new offerings into our existing platform, which would result in significant expense and may not achieve desired results, including generating increased revenue.

Our business success depends to some extent on our ability to expand our customer offerings by launching new brands, products and services and by expanding our existing offerings into new markets. Launching new brands and services or expanding geographically requires significant upfront investments, including investments in marketing, information technology and additional personnel. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products and services or to expand our existing offerings, or failure to successfully integrate new offerings into our existing offerings, platforms, and markets, could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter into new markets in which we have limited or no experience, which may not be successful or appealing to our customers. These activities may present new and difficult technological and logistical challenges, and resulting service disruptions, failures or other quality issues may cause customer dissatisfaction and harm our reputation and brand. Further, our current and potential competitors in new market segments may have greater brand recognition, financial resources, longer operating histories and larger customer bases than we do in these areas. As a result, we may not be successful enough in these newer areas to recoup our investments in them. If this occurs, our business, financial condition and operating results may be materially adversely affected.

We have experienced rapid growth since inception, which may not be indicative of future growth. If we fail to manage our growth effectively, we may experience difficulties in expanding our operations and service offerings and our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. We have rapidly increased employee headcount since our inception to support the growth in our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees. We face significant competition for personnel and increased labor shortages. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and operating results.

Additionally, the growth of our business places significant demands on our operations, as well as our management and other employees. Surges in online traffic and orders associated with any promotional activities or new brand or product offerings could place increased strain on our operations, including our logistics network, and may cause or exacerbate slowdowns or interruptions. The growth of our business may require significant additional resources to meet these daily requirements, which may not scale in a cost-effective manner or may negatively affect the quality of our sites and customer experience. We are also required to manage relationships with a growing number of suppliers, customers and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our supplier and employee base. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

Our business, and e-commerce generally, is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is rapidly evolving and intensely competitive, and we have many competitors in different industries. Our competition includes furniture stores, big box retailers, department stores, specialty retailers, and online retailers and marketplaces in the United States.

We expect competition in e-commerce generally to continue to increase. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including:

●	the size and composition of our customer base;

●	the number of suppliers and products we feature on our sites;

●	our selling and marketing efforts;

●	the quality, price and reliability of products we offer;

●	the convenience of the shopping experience that we provide;

●	our ability to distribute our products and manage our operations; and

●	our reputation and brand strength.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net revenue and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate net revenue from their customer bases more effectively than we do.

Our success depends, in substantial part, on our continued ability to market our products through search engines and social media platforms.

The marketing of our products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with search engines and social media platforms, including those operated by Google, Facebook, Bing and Yahoo! These platforms could change their terms and conditions of use at any time (and without notice) and/or significantly increase their fees. No assurances can be provided that we will be able to maintain cost-effective and otherwise satisfactory relationships with these platforms and our inability to do so in the case of one or more of these platforms could have a material adverse effect on our business, financial condition and results of operations.

We obtain a significant number of visits via search engines such as Google, Bing and Yahoo! Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search and may make other changes to the way results are displayed, which can negatively affect the placement of links and, therefore, reduce the number of visits to our website. The growing use of online ad-blocking software may also impact the success of our marketing efforts because we may reach a smaller audience and fail to bring more customers to our website, which could have a material adverse effect on our business, financial condition and results of operations.

Our internal information technology system has suffered a significant security breach and may in the future suffer further breaches, loss or leakage of data, and other disruptions, which could disrupt our business or result in the loss of critical and confidential information.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, logistics network, and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

For example, if one of our data centers fails or suffers an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations, including our ability to fulfill customer orders through our logistics network, are also vulnerable to damage or interruption from inclement weather, fire, flood, power loss, telecommunications failure, terrorist attacks, labor disputes, cybersecurity-attacks, data loss, acts of war, break-ins, earthquake and similar events. In the event of a data center failure, the failover to a back-up could take substantial time, during which time our sites could be completely shut down. Further, our back-up services may not effectively process spikes in demand, may process transactions more slowly and may not support all of our site’s functionality.

We use complex proprietary software in our technology infrastructure, which we seek to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we have in the past and may in the future experience slowdowns or interruptions on some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net revenue depends on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our websites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand.

We may experience and have experienced periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we may be required to further expand and upgrade our technology, logistics network, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown, interruption or performance failure of our sites and the underlying technology and logistics infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations.

On March 16, 2023, we experienced a cybersecurity incident. See “Business – Cybersecurity Incident.”

If we fail to maintain adequate cybersecurity with respect to our systems and ensure that our third-party service providers do the same with respect to their systems, our business may be harmed.

We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit, encrypt, anonymize or pseudonymize certain confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction and personal data or other confidential and sensitive information from being breached or compromised. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, cybersecurity breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms. We and our service providers may not anticipate or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of personal information, including consumers’ and employees’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; limited or terminated access to certain payment methods or fines, penalties, assessments or higher transaction fees to use such methods; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security occur, and/or our cybersecurity processes, procedures or policies are found to be deficient, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password or other relevant information could access that customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and operating results. We may need to devote significant resources to protect against cybersecurity breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

On March 16, 2023, we experienced a cybersecurity incident. See “Business – Cybersecurity Incident.”

Our suppliers have imposed conditions in our business arrangements with them. If we are unable to continue satisfying these conditions, or such suppliers impose additional restrictions with which we cannot comply, it could have a material adverse effect on our business, financial condition and operating results.

Our suppliers place restrictive conditions on our doing business with them. If we cannot satisfy these conditions or if they impose additional or more restrictive conditions that we cannot satisfy, our business would be materially adversely affected. It would be materially detrimental to our business if these suppliers decided to no longer do business with us, increased the pricing at which they allow us to purchase their goods or impose other restrictions or conditions that make it more difficult for us to work with them. Any of these events could have a material adverse effect on our business, financial condition and operating results.

We may be unable to source new suppliers or source additional, or strengthen our existing relationships with, suppliers, negotiate acceptable pricing and other terms with third-party service providers, suppliers and outsourcing partners and maintain our relationships with such entities.

We have relationships with numerous suppliers. Our agreements with suppliers are generally terminable at will by either party upon short notice. If we do not maintain our existing relationships or build new relationships with suppliers on acceptable commercial terms, we may not be able to maintain a broad selection of merchandise, and our business and prospects would suffer severely. Part of our business with our suppliers is conducted through our participation in DMI’s purchasing group arrangement. For the years ended December 31, 2022 and 2021, we purchased a substantial portion of finished goods from DMI, representing 69.2% and 72.1% of purchases, respectively. Our participation in this consortium provides us with leverage and purchasing power with appliance vendors, and increases our ability to compete with competitors. If the relationship between DMI and suppliers materially changes, or if we are unable to participate in DMI on materially the same terms as we currently participate, then there is a risk that the prices of finished goods may increase or the availability of finished goods to the Company would decrease.

In order to attract quality suppliers, we must:

●	demonstrate our ability to help our suppliers increase their sales;

●	offer suppliers a high-quality, cost-effective fulfillment process; and

●	continue to provide suppliers with a dynamic and real-time view of our demand and inventory needs.

If we are unable to provide our suppliers with a compelling return on investment and an ability to increase their sales, we may be unable to maintain and/or expand our supplier network, which would negatively impact our business.

Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality merchandise to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

Further, we rely on our suppliers’ representations of product quality, safety and compliance with applicable laws and standards. If our suppliers or other vendors violate applicable laws, regulations or our supplier code of conduct, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our suppliers could cause our customers to avoid purchasing those products from us, or avoid purchasing products from us altogether, even if the basis for the concern is outside of our control. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our brand, reputation, operations and financial results.

Moreover, we depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Political and economic instability, the financial stability of suppliers, suppliers’ ability to meet our standards, labor problems experienced by suppliers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, transport security, inflation, the COVID-19 pandemic and other factors relating to our suppliers are beyond our control. For example, the COVID-19 pandemic adversely affected supplier facilities and operations due to factory closures, raw material and labor inflation and risks of labor shortages, among other things. Similar disruptions may materially and adversely affect our business, financial condition and operating results.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to new, different, or additional trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

In addition, our business with foreign suppliers may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any movement by any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign suppliers. This, in turn, might cause such foreign suppliers to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments, or discontinue selling to us altogether, any of which could ultimately reduce our sales or increase our costs.

We depend on our suppliers to perform certain services regarding the products that we offer.

As part of offering our suppliers’ products for sale on our sites, suppliers are often responsible for conducting a number of traditional retail operations with respect to their respective products, including maintaining inventory and preparing merchandise for shipment to our customers. In these instances, we may be unable to ensure that suppliers will perform these services to our or our customers’ satisfaction in a manner that provides our customer with a unified brand experience or on commercially reasonable terms. If our customers become dissatisfied with the services provided by our suppliers, our business, reputation and brands could suffer.

We depend on our relationships with third parties, and changes in our relationships with these parties could adversely affect our revenue and profits.

We rely on third parties to operate certain elements of our business. For example, we rely on a variety of regional and national carriers for our larger shipping services and small parcel products. Shipping vendors have from time to time imposed shipping surcharges. In addition, our ability to receive inbound inventory efficiently and ship products to customers may be negatively affected by shipping delays or disruptions caused by factors beyond our and our carriers’ control, including inclement weather, natural disasters, system interruptions and technology failures, labor shortages, increased fuel costs, health epidemics or bioterrorism. We are also subject to risks of breakage or other damage during delivery by any of these third parties. We also use and rely on other services from third parties, such as retail partner services, telecommunications services, customs, consolidation and shipping services, as well as warranty, installation and design services.

We may be unable to maintain these relationships, and these services may also be subject to outages and interruptions that are not within our control. For example, failures by our telecommunications providers have in the past and may in the future interrupt our ability to provide phone support to our customers. Third parties may in the future determine they no longer wish to do business with us take other actions that could harm our business. We may also determine that we no longer want to do business with them. If products are not delivered in a timely fashion or are damaged during the delivery process, or if we are not able to provide adequate customer support or other services or offerings, our customers could become dissatisfied and cease buying products through our sites, which would adversely affect our operating results.

We may be unable to optimize, operate and manage the expansion of the capacity of our fulfillment centers, and our plans to expand capacity and develop new facilities may be adversely affected by global events.

If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers. For example, the COVID-19 pandemic has disrupted and strained our fulfillment center labor pool and may continue to do so. Any unanticipated occurrences with respect to the COVID-19 pandemic, including any potential outbreak of cases or the development of a vaccine-resistant strain during the reopening of the U.S. economy by state and local governments, or certain other global events could cause us to experience disruptions to the operations of our fulfillment centers, including an insufficient and strained labor pool from time to time, which may negatively impact our ability to fulfill orders in a timely manner, which could harm our reputation, relationship with customers and results of operations. Failure to successfully address such challenges in a cost-effective and expedient manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, and results of operations.

We anticipate the need to add additional fulfillment centers as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new or expanded facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, and results of operations could be materially and adversely affected. If demand for our product offerings grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate. Our ability to expand our fulfillment center capacity, including our ability to secure suitable facilities and recruit qualified employees, may be substantially affected by global events such as the spread of COVID-19. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional capital investment. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

Our business is dependent upon our ability to acquire, accurately value and manage inventory.

We purchase inventory to stock both current sales and future sales to satisfy consumer demand more quickly. Our purchases of inventory consist of products for resale and are based in large part on our estimates of projected demand. If actual sales are materially less than our forecasts, we would experience an over-supply of inventory. An over-supply of inventory will generally cause downward pressure on our liquidity, sales prices and margins and increase our average days to sale. If we have excess inventory or our average days to sale increases, our liquidity and the results of our operations may be adversely affected because we may be unable to sell such inventory at prices that allow us to meet margin targets or to recover our costs. Inventory valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, liquidations and expected recoverable values of each disposition category.

Supply chain disruptions and shortages, disruptions in the availability of labor, and increased transportation costs can also significantly impair our ability to accurately manage inventory. As a result of these factors, we may be unable to acquire or sell inventory at attractive prices or to manage inventory effectively, and accordingly our revenue, gross margins and results of operations would be affected, which could have a material adverse effect on our business, financial condition and results of operations.

Seasonal trends in our business create variability in our financial and operating results and place increased strain on our operations.

Historically, we have experienced surges in online traffic and orders associated with promotional activities and seasonal trends, primarily during holidays such as Presidents Day, Memorial Day, July 4th, Labor Day, Thanksgiving Day, Christmas, Black Friday, and Cyber Monday. This activity may place additional demands on our technology systems and logistics network and could cause or exacerbate slowdowns or interruptions. Any such system, site or service interruptions could prevent us from efficiently receiving or fulfilling orders, which may reduce the volume or quality of goods or services we sell and may cause customer dissatisfaction and harm our reputation and brand. For example, the COVID-19 pandemic disrupted the historical seasonality of our business and created additional variability in our financial and operating results. There can be no assurance that a similar disruption will not occur again in the future.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. We continually upgrade existing technologies and business applications to keep pace with these rapidly changing and continuously evolving technologies, and we may be required to implement new technologies or business applications in the future. The implementation of these upgrades and changes requires significant investments and as new devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms. Additionally, we may need to devote significant resources to the support and maintenance of such applications once created. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure to accommodate such alternative devices and platforms. Further, in the event that it is more difficult or less compelling for our customers to buy products from us on their mobile or other devices, or if our customers choose not to buy products from us on such devices or to use mobile or other products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially adversely affected.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If merchandise returns are significant, our business, prospects, financial condition and results of operations could be harmed. Further, we may modify our policies relating to returns from time to time, which could result in customer dissatisfaction or an increase in the number of product returns. Many of our products are large and require special handling and delivery. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

We are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the current and future Payment Card Industry Data Security Standard (“PCI”) and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply, including in connection with any possible payment card data breach. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines, penalties, assessments or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from consumers or to facilitate other types of online payments. In addition, the card brands and our bank could compel the Company to complete more robust PCI questionnaires and reports, especially in the event of a data breach. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. As we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments.

We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. To mitigate credit card fraud, we use a third-party fraud prevention provider to score all credit card orders for risk of fraud. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition and results of operations.

We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the members of our senior management team. The loss of any of our senior management or other key employees could materially harm our business. Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand, and we may incur significant costs to attract them. Our inability to recruit and develop highly-skilled personnel could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and other U.S. employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and operating results may be materially adversely affected.

Our limited operating history makes it difficult to evaluate our current business and future prospects and the risk of your investment.

We were incorporated in 2019, and, as such, have a limited operating history. We have limited historical financial data upon which to base our projected revenue, planned operating expenses or upon which to evaluate our commercial prospects. Our operating results are not predictable and our historical results may not be indicative of our future results as our business expands. Our limited operating history makes it difficult for potential investors to evaluate our prospective operations and business prospects. Investors should consider our future prospects in light of the risks and uncertainties of early-stage companies operating in a competitive environment. We may encounter unanticipated problems as we continue to refine our business model and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors’ offerings, which may adversely affect our results of operations and profitability.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business and could negatively impact the price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent or detect fraud. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. In connection with management’s evaluation of the effectiveness of our internal control over financial reporting and the audit of our consolidated financial statements for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses, which were discovered to be material during 2022, were present at December 31, 2022: lack of structure and responsibility, insufficient number of qualified resources and inadequate oversight and accountability over the performance of controls; ineffective assessment and identification of changes in risk impacting internal control over financial reporting; inadequate selection and development of effective control activities, general controls over technology and effective policies and procedures; and ineffective evaluation and determination as to whether the components of internal control were present and functioning. The material weaknesses described or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. To remediate the material weaknesses identified above, we have implemented the following measures: implemented an ERP replacing an inadequate accounting system, added accounting personnel to improve our internal accounting procedures and practices and began implementing procedures to monitor areas that have an impact on internal control.

In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or identify any additional material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, our business could be harmed, investors may lose confidence in our financial reporting and the trading price of our common stock may decline as a result. Additionally, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting. The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

Certain of our directors and officers could be in a position of conflict of interest.

Our Executive Chairman, Ellery W. Roberts, is the controlling principal of 1847 Partners LLC (our “Manager”), which provides certain services to us, including administrative supervision and oversight of our day-to-day business operations, for a quarterly management fee equal to $62,500. He may obtain compensation and other benefits in transactions relating to us that involve our Manager. Consequently, Mr. Roberts may be in a position of conflict. Additionally, Edward J. Tobin, a member of our board of directors, also serves as a director of our Manager.

These conflicts may not be resolved in our favor. Such conflicts of interest could have a material adverse effect on our business and operations. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. In the case of transactions with affiliates, there may be an absence of arms’ length negotiations with respect to the terms, conditions and consideration with respect to goods and services provided to or by us.

Despite following previously issued SEC Staff guidance, the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 may not make us “current” in our Exchange Act filing obligations, which means we may not be eligible to use certain forms or rely on certain rules of the SEC.

On July 31, 2023, we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which constituted a “comprehensive” Annual Report on Form 10-K, or “Super 10-K,” and which contained our audited financial statements for the fiscal year ended December 31, 2022 and select, unaudited quarterly financial information for the periods ended June 30, 2022, September 30, 2022 and March 31, 2023. Our comprehensive Annual Report on Form 10-K also restated our previously issued consolidated financial statements as of and for the fiscal year ended December 31, 2021 (see “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Restatement” for additional information), which were re-audited by our new independent registered public accounting firm, Sadler, Gibb & Associates, LLC (“Sadler”). On August 14, 2023, we filed our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 and on November 20, 2023, we filed our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023. We followed previously issued guidance from the staff of the SEC’s Division of Corporation Finance (the “Staff”) with respect to filing a comprehensive Annual Report on Form 10-K where issuers have been delinquent in meeting their periodic reporting requirements with the SEC. In accordance with such guidance, the filing of our comprehensive Annual Report on Form 10-K does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act. We do not intend to file a separate Annual Report on Form 10-K for the fiscal year ended December 31, 2021 or Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2022, September 30, 2022 and March 31, 2023. Without the missing reports, investors may not be able to review certain financial and other disclosures that would have been contained in those reports.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from military conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas.

The global economy has been negatively impacted by increasing tension, uncertainty and tragedy resulting from ongoing military conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas. The adverse and uncertain economic conditions resulting therefrom have impacted and may further negatively impact global demand, cause supply chain disruptions and increase costs for transportation, energy and other raw materials. Furthermore, governments in the United States, the European Union, the United Kingdom, Canada and others have imposed financial and economic sanctions on certain industry segments and various parties in Russia and Belarus. We are monitoring the conflicts including the potential impact of financial and economic sanctions on the global economy. Increased trade barriers, sanctions and other restrictions on global or regional trade could adversely affect our business, financial condition and results of operations. The length and impact of the ongoing military conflicts are highly unpredictable, and have resulted in market disruptions, including significant volatility in commodity prices, credit and capital markets, an increase in cyber security incidents as well as supply chain disruptions. Further escalation of geopolitical tensions related to these military conflicts and/or their expansion or other military conflicts could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

The ongoing COVID-19 pandemic, and any future outbreaks or other public health emergencies, may cause a material adverse effect on our results of operations, financial position and liquidity.

The COVID-19 pandemic continues to evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

While the COVID-19 pandemic recently appeared to be trending downward, new variants of COVID-19 continue to emerge and spread throughout the U.S. and globally. The global economy, our employees, patients, centers, communities, and business operations have been, and may continue to be, significantly affected by the COVID-19 pandemic and new variants. As new variants continue to emerge, the full extent to which the COVID-19 pandemic will impact our business, results of operations, financial condition and liquidity will depend on future developments that are highly uncertain and cannot be accurately predicted.

The COVID-19 pandemic has also significantly increased economic uncertainty and has led to disruption and volatility in the global capital markets, which could increase the cost of and accessibility to capital. If we need to access the capital markets, there can be no assurance that financing may be available on attractive terms, if at all. The COVID-19 pandemic has caused and could continue to cause periods of significant economic slowdown, which could lead to reduced discretionary consumer spending and a corresponding reduction in demand for our products and could result in a material adverse effect on our business, financial condition and operating results.

To counteract the effects of COVID-19, governments around the world have implemented fiscal stimulus measures and vaccination rollouts, however, the magnitude and overall effectiveness of these actions remain uncertain and certain U.S. federal and state laws and regulations intended to reduce the spread of COVID-19 are in direct conflict, which means we may be unable to comply with all applicable laws and regulations in some of the jurisdictions in which we operate. Further, the full extent of the impact of COVID-19, including the extent of its impact on our business and financial condition, will depend on numerous evolving factors that we may not be able to accurately predict, including, but not limited to: the length of time that the pandemic continues; the availability, distribution and continued efficacy of available treatments and vaccines; vaccination rates among the general public and our employees; its effect on our suppliers, logistics providers and the demand for our products; the effect of governmental regulations imposed in response to the pandemic; the effect on our customers, their communities and customer demand and ability to pay for our products and services, which may be affected by increased consumer debt levels, changes in net worth due to market conditions and other factors that impact consumer confidence; disruptions or restrictions on our employees’ ability to work and travel, as well as uncertainty regarding all of the foregoing.

While the home industry has fared much better during the COVID-19 pandemic than other sectors of the economy, periodic surges in COVID-19 cases due to new variants and the resurgence of inflation brought on by labor and supply shortages have had and may continue to have an adverse impact upon our business. Much is still unknown, including the duration and severity of the COVID-19 pandemic, the emergence of variants of COVID-19 that may continue to prolong the pandemic, the amount of time it will take for normal economic activity to resume, and future government actions that may be taken. Accordingly, the situation remains dynamic and subject to rapid and possibly material change, including but not limited to changes that may materially affect the operations of our suppliers, logistics providers and customers, which ultimately could result in material adverse effects on our business, financial condition and operating results. We cannot at this time predict the full impact of the COVID-19 pandemic, but it could have a larger material adverse effect on our business, liquidity, financial condition and operating results beyond what is discussed within this report. We will continue to actively monitor the COVID-19 situation and may take further actions that alter our business operations as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our customers, employees, suppliers, partners, stockholders and communities. We cannot predict with any certainty whether and to what degree the disruption caused by the COVID-19 pandemic and reactions thereto will continue, and we expect to face difficulty in accurately forecasting our financial condition and operational results.

Additionally, to the extent the COVID-19 pandemic adversely affects our business, results of operations or financial condition, it may heighten other risks described in this “Risk Factors” section.

Risks Related to Our Indebtedness and Liquidity

Our business would be adversely affected if we are unable to service our debt obligations.

We have incurred substantial indebtedness under our credit facilities. Our ability to pay interest and principal when due, and comply with debt covenants, will depend upon, among other things, sales and cash flow levels and other factors that affect our future financial and operating performance, including prevailing economic conditions and financial and business factors, many of which are beyond our control. Given the current economic environment, and ongoing challenges to our business, we may be unable to service our debt obligations, maintain compliance with the minimum liquidity covenant under the Credit Agreement or comply with the other terms of the Credit Agreement, which would among other things, result in an event of default under the Credit Agreement.

The principal sources of our liquidity are funds generated from operating activities and available cash and cash equivalents. We have incurred net losses in our fiscal years 2022 and 2021, and for the nine months ended September 30, 2023. We may continue to incur net losses in future periods, which would adversely affect our business, financial condition and ability to service our debt obligations, and due to the risks inherent in our operations, our future net losses may be greater than our past net losses. Our ability to achieve our business and cash flow plans is based on a number of assumptions which involve significant judgments and estimates of future performance, borrowing capacity and credit availability, which cannot at all times be assured. Accordingly, there is no assurance that cash flows from operations and other internal and external sources of liquidity will at all times be sufficient for our cash requirements. If necessary, we may need to consider actions and steps to improve our cash position and mitigate any potential liquidity shortfall, such as modifying our business plan, pursuing additional financing to the extent available, reducing costs and capital expenditures, pursuing and evaluating other alternatives and opportunities to obtain additional sources of liquidity and other potential actions to reduce costs. See “Risks Related to Our Business and Industry.” There can be no assurance that any of these actions would be successful, sufficient or available on favorable terms. Any inability to generate or obtain sufficient levels of liquidity to meet our cash requirements at the level and times needed would have a material adverse impact on our business and financial position.

If we become unable in the future to generate sufficient cash flow to meet our debt service requirements, we may be forced to take remedial actions such as restructuring or refinancing our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, selling assets, or other strategic transactions and/or measures, including filing for bankruptcy protection. There can be no assurance that any such measures would be successful.

Our ability to obtain any additional financing or any refinancing of our debt, if needed at any time, depends upon many factors, including our existing level of indebtedness and restrictions in the agreements governing our indebtedness, historical business performance, financial projections, the value and sufficiency of collateral, prospects and creditworthiness, external economic conditions and general liquidity in the credit and capital markets. Any additional debt, equity or equity-linked financing may require modification of our existing debt agreements, which there is no assurance would be obtainable. Any additional financing or refinancing that may be available to the Company could include could also be extended only at higher costs and require us to satisfy more restrictive covenants, which could further limit or restrict our business and results of operations or be dilutive to our shareholders.

Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

Based on recurring losses from operations and current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to holders of our common stock, in the event of liquidation.

The additional financing required for us to continue operating as a going concern may not be available on reasonable terms or at all.

Our ability to continue to operate as a going concern requires additional capital. We will consider raising additional funds through various financing sources, including the procurement of additional commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be forced to obtain relief under the U.S. Bankruptcy Code as noted above . Any additional debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility.

Our ability to obtain financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, are not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our future product offerings and market expansion opportunities and potentially curtail operations.

Our third-party loans contain certain terms that could materially adversely affect our financial condition.

We are party to third party loans that are secured by our assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a description of these loans. The loan documents contain customary representations, warranties and affirmative and negative covenants. If an event of default were to occur under these loans, the lenders thereto may pursue all remedies available to them, including declaring the obligations under the loans immediately due and payable, which could materially adversely affect our financial condition.

Our debt and our ability to increase future leverage could limit our operating flexibility and ability to grow, and adversely affect our financial condition and cash flows.

We currently have and have in the past had periods of significant leverage and any future increased leverage could adversely affect our ability to fund our operations, limit our ability to react to changes in the economy or our industry (placing us at a competitive disadvantage compared to competitors that are less highly leveraged), reduce our ability to use cash flows for operating, investing and financing opportunities (including working capital, capital expenditures, mergers and acquisitions and equity or debt repurchases), and prevent us from meeting our obligations under the agreements governing our indebtedness. Our ability to make scheduled payments on our debt obligations will depend on our ability to generate sufficient cash flows. We cannot assure you that our business will generate cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our payment obligations under the Term Loan and Revolving Loan and to fund other liquidity needs. Failure to generate sufficient cash flow would require us to refinance or restructure our debt or seek to raise additional capital (which could be dilutive to stockholders). If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the Term Loan and Revolving Loan. Furthermore, the Term Loan and Revolving Loan contain covenants that may restrict our ability to implement our business plan, finance future operations, pay dividends, respond to changing business and economic conditions, secure additional financing, and engage in certain transactions (including mergers, acquisitions and dispositions).

If we experience another default under the Term Loan and Revolving Loan because of an inability to meet our payment obligations, a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts under the Term Loan and Revolving Loan, and any acceleration of amounts due would have a material adverse effect on our business, growth strategy, liquidity, financial condition and ability to continue as a going concern. We and our subsidiaries also may be able to incur substantial additional indebtedness in the future, subject to the foregoing restrictions, which could exacerbate the leverage risks noted above.

From time to time, based on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and subject to compliance with applicable laws and regulations, we may seek to utilize cash on hand, borrowings or raise capital to retire, repurchase or redeem our notes, repay debt, repurchase shares of our common stock or otherwise enter into similar transactions to support our capital structure and business or utilize excess cash flow on a strategic basis.

The delayed filing of some of our periodic SEC reports has made us currently ineligible to use a registration statement on Form S-3 to register the offer and sale of securities, which could adversely affect our ability to raise future capital.

As a result of the delayed filing of some of our periodic reports with the SEC, we are not currently eligible to register the offer and sale of our securities using a registration statement on Form S-3. To regain eligibility to use Form S-3, we must be timely and current in our public reporting for a period of 12 full calendar months preceding our intended S-3 filing. Should we wish to register the offer and sale of our securities to the public prior to the time we are eligible to use Form S-3, both our transaction costs and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

Risks Related to Laws and Regulations

Government regulation of the internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e- commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could substantially harm our business. Further, if we enter into new market segments or geographical areas and expand the products and services we offer, we may be subject to additional laws and regulatory requirements or prohibited from conducting our business, or certain aspects of it, in certain jurisdictions. We will incur additional costs complying with these additional obligations and any failure or perceived failure to comply would adversely affect our business and reputation.

Failure to comply with applicable laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of laws and regulations govern the collection, use, retention, sharing, export and security of personal information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not comply, or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable privacy or consumer protection- related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease using certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to acquire customers or otherwise harm our business, financial condition and operating results.

If the use of “cookie” tracking technologies is further restricted, regulated, or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business and operating results.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of proprietary or third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted significantly reduce the effectiveness of such practices and technologies. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.

Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our sites and our business, financial condition and operating results.

Due to the global nature of the Internet, it is possible that various states or foreign countries might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, U.S. federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, income and other taxes. For example, on June 21, 2018, the U.S. Supreme Court rendered a 5-4 majority decision in South Dakota v. Wayfair, Inc., 138 S. Ct. 2080 (2018) where the Court held, among other things, that a state may require an out-of-state seller with no physical presence in the state to collect and remit sales taxes on goods the seller ships to consumers in the state, overturning existing court precedent. Other new or revised taxes and, in particular, sales taxes, value added taxes and similar taxes could increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes and rulings could also create significant increases in internal costs necessary to capture data and collect and remit taxes. In addition, we may charge sales taxes in jurisdictions where our competitors do not, resulting in our product prices potentially being higher than those of our competitors. As a result, we may lose sales to our competitors in these jurisdictions. Any of these events or a successful assertion by one or more states or foreign countries requiring us to collect taxes where we currently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could have a material adverse effect on our business, financial condition and operating results.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could adversely affect our results of business, financial condition and operating results.

We are subject to various complex and evolving U.S. federal, state and local taxes. U.S. federal, state and local tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us, possibly with retroactive effect, and may have an adverse effect on our business and future profitability. For example, several tax proposals have been set forth that would, if enacted, make significant changes to U.S. tax laws. Such proposals have included an increase in the U.S. federal income tax rate applicable to corporations (such as us) from 21%, the imposition of a minimum tax on book income for certain corporations, and the imposition of an excise tax on certain corporate stock repurchases that would be borne by the corporation repurchasing such stock. Congress could consider, and could include some or all of these proposals in connection with tax reform that may be undertaken. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect us, which, in turn, could adversely affect our business, financial condition and operating results.

We may not be able to adequately protect our intellectual property rights.

We regard our customer lists, domain names, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection for all of our intellectual property. For example, we are the registrant of the Internet domain names for our websites. However, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. We may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or proprietary rights or to establish the validity of such rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially adversely affect our business, financial condition and operating results. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may not be able to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Additionally, the process of obtaining intellectual property protections is expensive and time-consuming, and we may not be able to pursue all necessary or desirable actions at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these protections will adequately safeguard our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. We may also be exposed to claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of open source software or derivative works that we developed using such software (which could include our proprietary code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of the implicated open source software.

We may be accused of infringing intellectual property rights of third parties.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be subject to claims and litigation by third parties that we infringe their intellectual property rights. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained. As our business expands and the number of competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in considerable litigation costs, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially adversely affect our business, financial condition and operating results.

We have received in the past, and we may receive in the future, communications alleging that certain items posted on or sold through our sites violate third-party copyrights, designs, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against online companies. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products.

Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

We may be subject to product liability and other similar claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability and other claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage. Some of our agreements with members of our supply chain may not indemnify us from product liability for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

We have been the subject of and are engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management’s time and attention.

Following the annual meeting of stockholders held on December 21, 2021 (the “2021 Meeting”), certain purported beneficial owners of the Company’s common stock expressed concerns about a statement in the Company’s proxy statement related to the 2021 Meeting, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of Common Stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners on a proposal to approve an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Certificate of Incorporation, dated July 30, 2020 (the “Certificate of Incorporation”), increasing the number of authorized shares of Common Stock by 50,000,000 shares of Common Stock (such proposal, the “Share Increase Proposal”). In light of the demands and to ensure against any future question as to the validity of the newly authorized shares following stockholder approval of the Share Increase Proposal at the 2021 Meeting, the Company elected to seek validation of the Charter Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG (the “Action”), sought entry by the Court of an order validating and declaring effective the Charter Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal. Two purported stockholders objected to the 205 Petition. One such objecting, purported stockholder (the “Stockholder Plaintiff”) filed his own lawsuit (which was then consolidated with the 205 Petition) requesting that such relief not be granted and asserting two claims for relief: first, against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal; and second, asserting that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to the Certificate of Incorporation to be filed with the Delaware Secretary of State. The Court held a hearing on May 27, 2022, to consider the Company’s motion for entry of an order under Section 205 and subsequently entered an order denying the motion without prejudice on June 30, 2022. On July 7, 2022, the Company filed a Certificate of Correction with the Secretary of State of the State of Delaware, voiding the Charter Amendment and causing the number of authorized shares of Common Stock to remain at 200,000,000.

On June 12, 2023, the Company submitted to the Court a Stipulation and [Proposed] Order Regarding Notice and Closing of the Case regarding the Action (the “Dismissal Order”). As stated in the Dismissal Order, the Company and the other parties to the Action negotiated at arm’s length and resolved the stockholders’ claims to entitlement to a mootness fee award, and the Company agreed to pay $475,000 for attorneys’ fees and expenses to the stockholders’ counsel (the “Attorneys’ Fees”). Pursuant to Court of Chancery Rules 23(e) and 41(a), the parties to the Action stipulated to voluntary dismissal of the Action with prejudice as to the Stockholder Plaintiff and without prejudice as to any actual or potential claims of any other members of the putative class, and such dismissal was granted by the Court on June 13, 2023. As stipulated in the Dismissal Order, the Company was required to file with the Court an affidavit that the Company has filed a Current Report on Form 8-K providing the Company’s stockholders with the notice required by the Dismissal Order and pay or cause to be paid the Attorneys’ Fee to the stockholders’ counsel to an account designated by the stockholders’ counsel. Such payment fully satisfied and resolved the stockholders’ and the stockholders’ counsel’s entitlement to any fees or expenses in the Action.

On October 31, 2022, a putative shareholder class action was filed the Company and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Maschhof v. Polished.com Inc., et al., No. 1:22-cv-06606. The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about September 8, 2023, the Court appointed lead plaintiff and lead counsel. An amended complaint was filed on or before October 31, 2023.

On January 26, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Wong v. Moore et al., No. 1:23-cv-00559. The complaint asserts violations of Section 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about March 7, 2023, plaintiff filed a stipulation and proposed order to stay proceedings until any motions to dismiss in the related class action (captioned Maschhoff v. Polished.com Inc. et al., No. 1:22-cv-06606) are decided. On March 23, 2023, the stipulation was so-ordered.

On February 13, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors as well as the Company’s external manager, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York and is captioned Gossett v. Moore, et al., No. 1:23-cv-1168. The complaint asserts claims for breach of fiduciary duty against the former officers and directors and aiding and abetting breaches of fiduciary of duty against the external manager, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering (the “IPO”) and certain of the Company’s SEC filings after the IPO. On or about April 24, 2023, plaintiffs filed a joint stipulation and proposed order consolidating this action with a related derivative action, Wong v. Moore et al., No. 1:23-cv-0559, appointing co-lead counsel, and applying the stay in the Wong action to the consolidated action, pending resolution of any motions to dismiss in a related action Maschhoff v. Polished.com Inc. et al, No. 22-CV-06606, pending in the United States District Court for the Eastern District of New York. To date, the stipulation has yet to be ordered.

On October 4, 2023, another derivative stockholder complaint was filed, also against the same defendants in the Gossett action above. This action was commenced in the Supreme Court of the State of New York for Kings County and is captioned Dong v. Moore et al., No. 528769/2023. That complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, waste of corporate assets, unjust enrichment, and gross mismanagement. The parties are discussing staying this action pending resolution of the related Maschhoff action.

On December 29, 2023, defendants in the Maschoff action filed a letter regarding a proposed motion to dismiss the Complaint for failure to state a claim under Federal Rules of Civil Procedure 12(b)(6) and 9(b) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §§ 78u-4, et seq. A pre-motion conference has been set for February 27, 2024. The Company believes that the allegations lack merit and intends to defend against the action vigorously.

From time to time, we are subject to other litigation or claims that could negatively affect our business operations and financial position. Litigation disputes could cause us to incur unforeseen expenses, result in site unavailability, service disruptions, and otherwise occupy a significant amount of our management’s time and attention, any of which could negatively affect our business operations and financial position. We also from time to time receive inquiries and subpoenas and other types of information requests from government authorities and we may become subject to related claims and other actions related to our business activities. While the ultimate outcome of investigations, inquiries, information requests and related legal proceedings is difficult to predict, such matters can be expensive, time consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, reputational harm or costs and significant payments, any of which could negatively affect our business operations and financial position.

Risks Related to this Offering and Ownership of Our Securities

The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to resolve the outstanding events of default under the Credit Agreement, waive the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all.

On February 6, 2024, the Company received a Notice of Additional Events of Default and Acceleration, Imposition of Default Rate, Set-Off and Termination of Commitments (the “Notice of Acceleration”) from Bank of America, regarding the Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Amendment of Bank of America Credit Agreement; Notice of Acceleration.” The Company is seeking to reach a resolution with Bank of America and the other lenders and will pursue a defense to any enforcement action taken by Bank of America, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all. If the Company is unable to reach a resolution, it would have a material adverse effect on the Company’s liquidity, financial condition and results of operations and could lead the Company to seek relief under bankruptcy or insolvency laws. Additionally, the closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes.

We are subject to the continued listing requirements of the NYSE American. If we are unable to comply with such requirements, our common stock would be delisted from the NYSE American, which would limit investors’ ability to effect transactions in our common stock and subject us to additional trading restrictions.

Shares of our common stock are currently listed on the NYSE American. In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE American’s listing requirements; if an issuer’s common stock sells at what the NYSE American considers a “low selling price” (generally trading below $0.20 per share for an extended period of time); or if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable. On September 13, 2023, we received a deficiency letter from the NYSE American indicating that we are not in compliance with Section 1003(f)(v) of the NYSE American Company Guide, because shares of our common stock had been selling for a low price per share for a substantial period time. On October 20, 2023, we effected a 1-for-50 reverse stock split of our common stock. The closing price of our common stock on                  , 2024 was $        per share. If we fail to regain compliance with the NYSE American continued listing standards by March 13, 2024, the NYSE American will commence delisting proceedings.

If the NYSE American delists our shares of common stock from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our common stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our shares of common stock are listed on the NYSE American, our shares of common stock qualify as covered securities under such statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities. As a result, we could incur additional expenses related to complying with such regulations, or incur costs associated with fines, penalties, or litigation to the extent that we become the subject of an administrative enforcement action associated with the application of such state regulations.

The market price, trading volume and marketability of our common stock may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your common stock, the marketability of your common stock and our ability to raise capital through future equity financings.

You should consider an investment in our securities to be risky, and you should only invest in our securities if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price and trading volume of our common stock may fluctuate significantly. Many factors that are beyond our control may materially adversely affect the market price of your common stock, the marketability of your common stock and our ability to raise capital through equity financings. In addition to the other risks mentioned in this “Risk Factors” section, these factors include the following:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our securities to demand a higher investment return;

●	changes in earnings estimates or financial projections we may provide to the public and any changes in these estimates or projections or our failure to meet these estimates or projections; failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

●	changes in market valuations of similar companies;

●	actions or announcements by us or our competitors of new businesses, services or products, significant technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	changes in operating performance and stock market valuations of other technology or retail companies generally, or those in our industry in particular;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	changes in laws or regulations applicable to our business;

●	additions or departures of key personnel;

●	actions by stockholders, including sales of large blocks of our common stock;

●	speculation in the media, online forums, or investment community; and

●	our ability to maintain the listing of our common stock on NYSE American.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies, including e-commerce companies. Stock prices of many technology companies, including e-commerce companies, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. Volatility in our stock price could adversely affect our business and financing opportunities and expose us to litigation. Securities litigation can subject us to substantial costs, divert resources and the attention of management from our business and materially adversely affect our business, financial condition and operating results.

An active, liquid trading market for our common stock may not be sustained, which may make it difficult to sell our common stock.

We cannot predict the extent to which investor interest in us will sustain a trading market or how active and liquid that market may remain. If an active and liquid trading market is not sustained, holders of our common stock may have difficulty selling any of our common stock that they purchased at a price above the price they purchased it or at all. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline, and holders of our common stock may not be able to sell their shares of our common stock at or above the price they paid or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We have not paid in the past and do not expect to declare or pay dividends in the foreseeable future.

We have not paid in the past and do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. In addition, under our Credit Agreement, we are restricted from paying cash dividends, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay cash dividends on our common stock. Our ability to pay cash dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities that we or our subsidiaries may issue. Therefore, holders of our common stock may not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us, our business, our market and our competitors. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock could cause the market price of our common stock to decline and would result in the dilution of our stockholders’ holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of our stockholders’ holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on NYSE American or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

For as long as we are an “emerging growth company,” or a “smaller reporting company” we will not be required to comply with certain reporting requirements that apply to some other public companies, and such reduced disclosures requirement may make our common stock less attractive.

As an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), we may take advantage of exemptions from certain disclosure requirements applicable to other public companies that are not emerging growth companies. We are an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC.

For so long as we remain an “emerging growth company,” we will not be required to, among other things:

●	have an auditor report on our internal control over financial reporting pursuant to Sarbanes-Oxley;

●	comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about our audit and our financial statements;

●	include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation; and

●	hold a non-binding stockholder advisory vote on executive compensation and stockholder approval of any “golden parachute” payments not previously approved.

Notwithstanding the above, we are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have either: (i) a public float of less than $250 million, or (ii) annual revenues of less than $100 million during the most recently completed fiscal year and: (A) no public float, or (B) a public float of less than $700 million. In the event that we are still considered a smaller reporting company, at such time we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase but will still be less than it would be if we were not considered either an “emerging growth company” or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an emerging growth company or smaller reporting company may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Because of these exemptions, some investors may find our common shares less attractive, which may result in a less active trading market for our common stock, and our share price may be more volatile.

Our management will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in investment-grade, interest-bearing securities. These investments may not yield a favorable return to our securityholders.

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase in the offering.

The offering price per share in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. After giving effect to the sale by us of                shares of common stock at a price of $        per share, at an assumed public offering price of $        per share, the last reported sale price of our common stock as reported on the NYSE American on               , 2024, and Pre-Funded Warrants at a price of $        per Pre-Funded Warrant, and after deducting commissions and estimated offering expenses payable by us, and assuming full exercise of the Pre-funded Warrants, you will experience immediate dilution of $        per share, representing the difference between our net tangible book value per share as of September 30, 2023 after giving effect to this offering and the offering price. The exercise of outstanding warrants and stock options may also result in further dilution of your investment. See the section entitled “Dilution” on page 42 below for a more detailed illustration of the dilution you will incur if you participate in this offering.

The Pre-Funded Warrants are speculative in nature.

Except as otherwise provided in the Pre-Funded Warrants, until holders of Pre-Funded Warrants acquire our common stock upon exercise of the Pre-Funded Warrants, holders of Pre-Funded Warrants will have no rights with respect to our common stock underlying such Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, the holders will be entitled to exercise the rights of a stockholder of our common stock only as to matters for which the record date occurs after the exercise date.

Moreover, following this offering, the market value of the Pre-funded Warrants is uncertain. There can be no assurance that the market price of our common stock will ever equal or exceed the price of the Pre-Funded Warrants, and, consequently, whether it will ever be profitable for investors to exercise their Pre-funded Warrants.

There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop for the Pre-funded Warrants.

There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants will be limited. Further, the existence of the Pre-funded Warrants may act to reduce both the trading volume and the trading price of our common stock.

Upon our dissolution, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of us, whether voluntary or involuntary, the proceeds and/or our assets may not be sufficient to repay the aggregate investment you purchased in our company. In this event, you could lose some or all of your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Certain provisions of Delaware law and our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

●	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

●	provide that the Board is expressly authorized to adopt, amend or repeal our bylaws;

●	providing indemnification to our directors and officers;

●	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

●	do not give the holders of our common stock cumulative voting rights with respect to the election of directors;

●	provide that directors may only be removed by the majority of the shares of voting stock then outstanding; and

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. They may also make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

●	our ability to generate proceeds from this offering to pay down our outstanding obligations under our existing credit facilities, meet the liquidity conditions pursuant to the Credit Agreement and operate our business;

●	risks related to the failure to receive the expected gross proceeds from this offering, which we expect will likely force us to file for bankruptcy protection;

●	our continued ability to access our existing credit facilities;

●	our ability to deliver and execute on our turnaround plan, to finalize or fully execute actions and steps that would be probable of mitigating the existence of “substantial doubt” regarding our ability to continue as a going concern, including our ability to establish and maintain profitability;

●	our potential need to seek additional strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code, and the terms, value and timing of any transaction resulting from that process, which we expect will likely force us to file for bankruptcy protection;

●	our ability to increase cash flow to support our operating activities and fund our obligations and working capital needs;

●	cybersecurity or data security breaches such as the hacking attack we disclosed in May 2023, the improper disclosure of confidential, personal or proprietary data and changes to laws and regulations governing cybersecurity and data privacy, including any related costs, fines or lawsuits, and our ability to continue ongoing operations and safeguard the integrity of our information technology infrastructure, data, and employee, customer and vendor information;

●	our ability to acquire new customers and sustain and/or manage our growth;

●	the effect of supply chain delays and disruptions on our operations and financial condition;

●	our goals and strategies;

●	the identification of material weaknesses in our internal control over financial reporting and disclosure controls and procedures that, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences such as a failure to meet reporting obligations;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;

●	the risk of an enforcement action by the SEC with respect to our disclosure, filings or previous failures to file reports under the Exchange Act;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $        million, based on an assumed offering price of $        and gross proceeds of $        million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming we sell only shares of common stock and no Pre-Funded Warrants. If the representative of the underwriters exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $        million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $        per share (the closing price of our common stock as quoted on the NYSE American on               , 2024) would increase (decrease) the aggregate net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general working capital purposes and for a mandatory principal payment on our term loan of $       million (or $       million if the representative of the underwriters exercises its option to purchase additional shares in full to cover over-allotments, if any).

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed on the NYSE American under the symbol “POL.” A description of the common stock that we are issuing in this offering is set forth under the heading “Description of Securities” beginning on page 87 of this prospectus.

The last reported sale price for our common stock on               , 2024 was $        per share.

Holders

As of February 2, 2024, we had 44 record holders of our common stock and no preferred stock issued and outstanding. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent and registrar of our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 22nd Floor, New York, NY 10005.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2023, as follows:

●	on an actual basis; and

●

on an as adjusted basis to give further effect to our issuance and sale of                shares of our common stock in this offering at the assumed public offering price of $        per share (the closing price of our common stock as quoted on the NYSE American on               , 2024), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, totaling $1.4 million, and assuming we sell only shares of common stock and no Pre-Funded Warrants.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will change based on the actual public offering price and other terms of this offering determined at pricing. You should read the information in this table, together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus by us.

	September 30, 2023
	Actual	As Adjusted(1)
Cash	$9,811	$
Notes payable	93,019
Stockholders’ equity
Common stock, par value $0.0001 per share; 200,000,000 shares authorized; 2,109,398 shares issued and outstanding, actual; 200,000,000 shares authorized, 5,115,410 shares issued and outstanding, as adjusted	1
Additional paid-in capital	223,029
Accumulated deficit	(168,664)
Total stockholders’ equity	$54,366	$
Total capitalization	$157,196	$
Total liabilities and stockholders’ equity	$238,817	$

(1)	The as adjusted balance sheet data in the table above reflects the sale and issuance by us of shares of our common stock in this offering, at the assumed public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, totaling $1.4 million.

Each $1.00 increase (decrease) in the assumed offering price of $        per share (the closing price of our common stock as quoted on the NYSE American on               , 2024), would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this offering remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 shares in the number of shares of common stock offered by us would increase (decrease) our as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        million, assuming the assumed offering price of $        per share (the closing price of our common stock as quoted on the NYSE American on               , 2024), remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock that will be outstanding after this offering is based on 2,109,398 shares of our common stock outstanding as of September 30, 2023, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	1,731 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $28.89 per share;

●	1,871,333 shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $114.85 per share;

●	10,998,269 shares of our common stock reserved for future issuance under our stock incentive plans; and

●	shares of common stock (or shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming a public offering price of $ per share, the last reported sale price of our common stock as reported on the NYSE American on , 2024).

DILUTION

If you invest in our securities, your interest in our securities will be diluted immediately to the extent of the difference between the public offering price per share and the adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value on September 30, 2023 was $(51,807,000), or $(24.56) per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

After giving effect to the sale by us in this offering of                shares of common stock at an assumed public offering price of $        per share (the closing price of our common stock as quoted on the NYSE American on               , 2024), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay, and assuming we sell only shares of common stock and no Pre-Funded Warrants, our as adjusted net tangible book value as of September 30, 2023 would have been approximately $              , or $        per share of common stock. This amount represents an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to purchasers in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share			$
Net tangible book value per share as of September 30, 2023		$(24.56)
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$
As adjusted tangible book value per share after this offering			$
Dilution per share to new investors purchasing shares in this offering			$

A $1.00 increase or decrease in the assumed public offering price of our common stock would change our as adjusted net tangible book value per share after this offering by $       , assuming the number of shares of common stock offered by us remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each aggregate increase or decrease of 500,000 shares of common stock would increase or decrease the dilution to new investors by $        per share, assuming that the assumed public offering price of shares of common stock remains the same and after deducting the estimated underwriting discounts and commissions.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plan, or we issue additional common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

If the representative of the underwriters exercises its option to purchase                additional shares of common stock in this offering in full at the assumed public offering price of $        per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value per share after this offering would be $        per share, and the dilution in net tangible book value per share to new investors purchasing common stock in this offering would be $        per share.

The number of shares of our common stock to be outstanding after this offering is based on 2,109,398 shares of our common stock outstanding as of September 30, 2023, assumes no exercise by the underwriters of their over-allotment option and excludes:

●	1,731 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $28.89 per share;

●	1,871,333 shares of our common stock issuable upon the exercise of warrants to purchase common stock outstanding as of September 30, 2023, with a weighted-average exercise price of $114.85 per share;

●	10,998,269 shares of our common stock reserved for future issuance under our stock incentive plans; and

●	shares of common stock (or shares if the representative exercises its over-allotment option in full) issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming a public offering price of $ per share, the last reported sale price of our common stock as reported on the NYSE American on , 2024).

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing. In addition, the information discussed above assumes no exercise of the over-allotment option.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and the related notes, and the interim condensed consolidated financial statements as of and for the nine months ended September 30, 2023 and 2022 and related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to consolidated financial statements as of and for the year ended and December 31, 2021. For additional information and a detailed discussion of the Restatement, see Note 2, “Restatement.”

Overview

We operate a content-driven and technology-enabled shopping destination for appliances, furniture and home goods. With warehouse fulfillment centers in the Northeast and Midwest, as well as showrooms in Brooklyn, New York, and Largo, Florida. We offer one-stop shopping for national and global brands. We carry many household name-brands, including Bosch, Cafe, Frigidaire Pro, Whirlpool, LG, and Samsung, and also carry many major luxury appliance brands such as Miele, Thermador, La Cornue, Dacor, Ilve, Jenn-Air, and Viking, among others. We also sell furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial appliances for builders and business clients.

Recent Developments

In our third quarter earnings release we reported that we expected 2023 net sales between $330 million and $350 million and low single digit EBITDA margins. Based on currently available information, we now expect 2023 net sales between $315 million and $325 million, with EBITDA below our previous estimate.

Our cash and cash equivalents were approximately $10.1 million as of February 2, 2024, of which approximately $5.0 million was unrestricted. We will need to obtain financing in order to continue to fund our operations on or before March 30, 2024. Any failure or delay to secure such financing could force us to delay, limit or terminate our operations, make reductions in our workforce, liquidate all or a portion of our assets and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. There can be no assurance that our implementation of these contingency plans will not have a material adverse effect on our business.

If the net proceeds from this offering are $13.6 million (assuming an offering with gross proceeds of $15 million), we believe we will be able to fund our operations until June 22, 2024 under our current business plan. This date assumes we receive a requested tax refund of approximately $3.0 million on March 2, 2023 and that our bank will defer certain payments due under our credit facilities until we receive proceeds of this offering.

The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Amendment of Bank of America Credit Agreement; Notice of Acceleration.”

Credit Swap Termination

In December 2023, the Company and Bank of America agreed to terminate the Company’s outstanding interest rate swap, which had an original effective date of May 31, 2022 and an original maturity date of May 9, 2027 (such termination, the “Credit Swap Termination”). The Credit Swap Termination resulted in a termination payment from Bank of America to the Company of $2.175 million.

Amendment of Bank of America Credit Agreement; Notice of Acceleration

On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “First Amendment”), in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America amended the Credit Agreement on November 20, 2023 (the “Second Amendment”), which requires the Company to establish a Bank of America cash collateral account where cash and cash equivalents deposited in the cash collateral account do not constitute Liquidity for purposes of the Credit Agreement. Further, the Second Amendment requires that (i) at least $3.0 million of Liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Term Loan Lenders, as part of the Second Amendment, agreed to defer the principal installment of the Term Loans in the amount of $937,500 required to be made on December 31, 2023 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024 (the “Maturity Date”).

On February 6, 2024, the Company received a Notice of Additional Events of Default and Acceleration, Imposition of Default Rate, Set-Off and Termination of Commitments (the “Notice of Acceleration”) from Bank of America, regarding the Credit Agreement. The Notice of Acceleration asserts certain events of default relating to non-payment of certain principal and interest amounts and fees due and payable under the Credit Agreement on January 31, 2024. Pursuant to the Notice of Acceleration, Bank of America demanded immediate repayment of all principal and accrued interest, as well as immediate repayment of all additional fees, costs, charges and other Obligations (as defined in the Credit Agreement) owing under the Credit Agreement and each other Loan Document (as defined in the Credit Agreement).

The Notice of Acceleration declares that the Company’s outstanding obligations under the Credit Agreement bear interest at the Default Rate (as defined in the Credit Agreement) and that the commitments of the lenders to make loans and obligations of Bank of America, as the L/C Issuer, to make certain credit extensions pursuant to the Credit Agreement be immediately terminated. In addition, Bank of America, as Administrative Agent, has exercised its rights of set-off as described in the Credit Agreement against certain deposits contained in the accounts of certain of the Company’s subsidiaries maintained at Bank of America in the aggregate amount of $1,989,754.83 and applied such amounts towards the repayment of a portion of the Company’s outstanding liabilities and other obligations under the Credit Agreement.

The Company is seeking to reach a resolution with Bank of America and the other lenders and will pursue a defense to any enforcement action taken by Bank of America, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all. If the Company is unable to reach a resolution, it would have a material adverse effect on the Company’s liquidity, financial condition and results of operations and could lead the Company to seek relief under bankruptcy or insolvency laws. The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes.

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying Bank of America and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

After giving effect to the Second Amendment, the Borrowers must make scheduled principal installments payments in respect of the Term Loan on December 31, 2023 and January 31, 2024, each in an amount equal to $937,500, and on the last day of each fiscal quarter ending thereafter through and including September 30, 2024, each in an amount equal to $1,875,000. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business (including receipt of the net proceeds of this offering) or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

As a result of the reduced term, the Company has begun discussions with investment bankers to place financing to replace the existing credit agreement by August 31, 2024.

Reverse Stock Split

On October 19, 2023, the Company filed with the Secretary of State of the State of Delaware the Certificate of Amendment to affect a reverse stock split (the “Reverse Split”) of the Company’s common stock at an exchange ratio of 1 for 50, which was approved by the board of directors. The Reverse Split was effective at 12:01 a.m. Eastern Time on October 20, 2023 (the “Effective Time”). At the Effective Time, every 50 shares of the Company’s issued and outstanding common stock were automatically converted into one share of common stock, without any change in the par value per share. In addition, proportionate adjustments were made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding stock options, warrants and convertible securities, and to the number of shares issued and issuable under the Company’s stock incentive plans. Any stockholder who would have otherwise been entitled to a fractional share of common stock created as a result of the Reverse Split received a cash payment in lieu thereof equal to the fractional share to which the stockholder would otherwise have been entitled multiplied by the closing sales price of a share of common stock on October 19, 2023, as adjusted for the Reverse Split.

Trends and Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers, including those shopping online

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	market conditions and our market position; and

●	our ability to successfully integrate the operations of Appliances Connection with our business.

Results of Operations

Comparison of Three Months Ended September 30, 2023 and 2022

The following table sets forth key components of our results of operations for the three months ended September 30, 2023 and 2022, in thousands and as a percentage of our revenue.

	Three Months Ended		Three Months Ended
	September 30, 2023		September 30, 2022
	Amount	% of Sales	Amount	% of Sales
Product sales, net	$77,818	100.0%	$143,566	100.0%
Cost of goods sold	62,513	80.3%	122,431	85.3%
Gross profit	15,305	19.7%	21,135	14.7%

Operating Expenses
Personnel	5,874	7.5%	8,348	5.8%
Advertising	5,061	6.5%	7,534	5.2%
Bank and credit card fees	2,557	3.3%	5,932	4.1%
Depreciation and amortization	1,061	1.4%	2,882	2.0%
General and administrative	6,747	8.7%	7,260	5.1%

Total Operating Expenses	21,300	27.4%	31,956	22.3%

INCOME (LOSS) FROM OPERATIONS	(5,995)	-7.7%	(10,821)	-7.5%

Other Income (Expenses)
Interest income	407	0.5%	174	0.1%
Interest expense	(1,886)	-2.4%	(1,351)	-0.9%
Gain (loss) on change in fair value of derivative instruments	446	0.6%	4,476	3.1%
Other income (expense)	227	0.3%	(50)	0.0%

Total Other Income (Expenses)	(806)	-1.0%	3,249	2.3%

NET INCOME (LOSS) BEFORE INCOME TAXES	(6,801)	-8.7%	(7,572)	-5.3%

INCOME TAX (EXPENSE) BENEFIT	167	0.2%	2,388	1.7%

NET INCOME (LOSS)	$(6,634)	-8.5%	$(5,184)	-3.6%

Product sales, net. We generate revenue from the retail sale of appliances, furniture, home goods and related products. Our product sales were $77.8 million for the three months ended September 30, 2023, as compared to $143.6 million for the three months ended September 30, 2022, a decrease of $65.7 million, or 45.8%. The decrease in sales is attributable to several factors including a general slowdown in the economy, inflation, an increase in interest rates which affects the mass market, housing and the remodeling business. Also, in 2023, the Company emphasized higher-margin sales instead of pursuing a policy of revenue growth with less emphasis on profitability.

Cost of goods sold. Our costs of goods sold are comprised of product costs and freight costs. Product costs represent the amount we pay the manufacturer for their product. We negotiate special terms and pricing with the manufacturer, which are generally based on the number of products we purchase. Periodically, manufacturers offer special pricing for purchasing a certain volume of products at one time. Funding might also be offered to support our marketing and advertising efforts. Freight is the cost of delivering products to customers. Our cost of goods sold was $62.5 million for the three months ended September 30, 2023, as compared to $122.4 million for the three months ended September 30, 2022, a decrease of $59.9 million, or 48.9%. The decrease is related to reduced sales for the three months ended September 30, 2023.

Gross profit and gross margin. As a result of the foregoing, our gross profit was $15.3 million for the three months ended September 30, 2023, as compared to $21.1 million for the three months ended September 30, 2022, a decrease of $5.8 million, or 27.6%. Our gross margin (gross profit as a percentage of net sales) was 19.7% for the three months ended September 30, 2023 and 14.7% for the three months ended September 30, 2022. The improvement in the gross profit percentage is the result of management’s emphasis on profitability as opposed to revenue growth.

Personnel expenses. Personnel expenses include employee salaries and bonuses plus related payroll taxes. It also includes health insurance premiums, training costs and stock compensation expense. Our personnel expenses were $5.9 million for the three months ended September 30, 2023, as compared to $8.3 million for the three months ended September 30, 2022, a decrease of $2.5 million, or 29.6%. As a percentage of net sales, personnel expenses were 7.5% and 5.8% for the three months ended September 30, 2023 and 2022, respectively. In the current quarter, we affected a reduction in force to align headcount to declines in revenue. As a result, personnel costs include $0.2 million of severance costs.

Advertising expenses. Advertising expenses include the cost of marketing our products and primarily include online search engine expenses. Our advertising expenses were $5.1 million for the three months ended September 30, 2023, as compared to $7.5 million for the three months ended September 30, 2022, a decrease of $2.5 million, or 32.8%. As a percentage of net sales, advertising expenses were 6.5% and 5.2% for the three months ended September 30, 2023 and 2022, respectively.

Bank and credit card fees. Bank and credit card fees are primarily the fees we pay credit card processors for processing credit card purchases made by customers and to third party sellers on whose websites we sell parts and other small items. Our bank and credit card fees were $2.6 million for the three months ended September 30, 2023, as compared to $5.9 million for the three months ended September 30, 2022, a decrease of $3.3 million, or 56.9%. As a percentage of net sales, bank and credit card fees were 3.3% and 4.1% for the three months ended September 30, 2023 and 2022, respectively. Bank and credit card fees are based on customer orders that are paid with a credit card (substantially all orders), so the decrease was largely due to the decline in sales.

Depreciation and amortization. Depreciation and amortization was $1.1 million, or 1.4% of net sales, for the three months ended September 30, 2023, as compared to $2.9 million, or 2.0% of net sales, for the three months ended September 30, 2022. The decrease is the result of the 2022 impairment charge that reduced the amount of intangible assets to be amortized.

General and administrative expenses. Our general and administrative expenses consist primarily of professional advisor fees, rent expense, insurance, and other expenses incurred in connection with general operations. Our general and administrative expenses were $6.7 million for the three months ended September 30, 2023, as compared to $7.3 million for the three months ended September 30, 2022, a decrease of $0.5 million, or 7.1%. As a percentage of net sales, general and administrative expenses were 8.7% and 5.1% for the three months ended September 30, 2023 and 2022, respectively. The decrease results from lower insurance premiums and professional fees partially offset by the write-off of fixed assets associated with the terminated lease of 8780 19th Avenue.

Following is a summary of general and administrative expenses for the three months ended September 30, 2023 and 2022.

	Three Months Ended September 30
	2023	2022
Professional Fees	$2,237	$3,029
Insurance	1,341	1,641
Loss on Disposal of Fixed Assets	1,094	-
Rent	1,045	988
All Other	1,030	1,602

Total	$6,747	$7,260

Total other income (expense). We had $0.8 million in total other expense, net, for the three months ended September 30, 2023, as compared to total other income, net, of $3.2 million for the three months ended September 30, 2022. Total other income, net, for the three months ended September 30, 2023 consisted primarily of a gain on the change in fair value of a derivative of $0.4 million and interest income of $0.4 million, offset by interest expense of $1.9 million. Total other expense, net, for the three months ended September 30, 2022 consisted of a change in the fair value of a derivative of $4.5 million and interest income of $0.2 million offset by interest expense of $1.4 million.

Income tax benefit (expense). We had an income tax benefit of $0.2 million for the three months ended September 30, 2023, as compared to an income tax benefit of $2.4 million for the three months ended September 30, 2022.

Net income (loss). As a result of the cumulative effect of the factors described above, we had net losses of $6.6 million and $5.2 million for the three months ended September 30, 2023 and September 30, 2022, respectively, an increase of $1.5 million or 28.0%.

Comparison of the Nine Months ended September 30, 2023 and 2022

The following table sets forth key components of our results of operations for the nine months ended September 30, 2023 and 2022, in thousands and as a percentage of our revenue.

	Nine Months Ended		Nine Months Ended
	September 30, 2023		September 30, 2022
	Amount	% of Sales	Amount	% of Sales
Product sales, net	$261,018	100.0%	$430,710	100.0%
Cost of goods sold	204,987	78.5%	355,788	82.6%
Gross profit	56,031	21.5%	74,922	17.4%

Operating Expenses
Personnel	18,379	7.0%	22,396	5.2%
Advertising	14,694	5.6%	18,475	4.3%
Bank and credit card fees	8,935	3.4%	15,121	3.5%
Depreciation and amortization	3,199	1.2%	8,588	2.0%
General and administrative	16,619	6.4%	15,078	3.5%

Total Operating Expenses	61,826	23.7%	79,658	18.5%

INCOME (LOSS) FROM OPERATIONS	(5,795)	-2.2%	(4,736)	-1.1%

Other Income (Expenses)
Interest income	1,139	0.4%	282	0.1%
Adjustment in value of contingency	-	0.0%	(2)	0.0%
Interest expense	(4,821)	-1.8%	(2,594)	-0.6%
Gain (loss) on change in fair value of derivative instruments	1,020	0.4%	3,540	0.8%
Loss on extinguishment of debt	-	0.0%	(3,241)	-0.8%
Other income (expense)	331	0.1%	(140)	0.0%

Total Other Income (Expenses)	(2,331)	-0.9%	(2,155)	-0.5%

NET INCOME (LOSS) BEFORE INCOME TAXES	(8,126)	-3.1%	(6,891)	-1.6%

INCOME TAX (EXPENSE) BENEFIT	(265)	-0.1%	3,234	0.8%

NET INCOME (LOSS)	$(8,391)	-3.2%	$(3,657)	-0.8%

Product sales, net. We generate revenue from the retail sale of appliances, furniture, home goods and related products. Our product sales were $261.0 million for the nine months ended September 30, 2023, as compared to $430.7 million for the nine months ended September 30, 2022, a decrease of $169.7 million, or 39.4%. The decrease in sales is attributable to several factors including a general slowdown in the economy, inflation, an increase in interest rates which affects the mass market, housing and the remodeling business. Also, in 2023, the Company emphasized higher-margin sales instead of pursuing a policy of revenue growth with less emphasis on profitability.

Cost of goods sold. Our costs of goods sold are comprised of product costs and freight costs. Product costs represent the amount we pay the manufacturer for their product. We negotiate special terms and pricing with the manufacturer, which are generally based on the number of products we purchase. Periodically, manufacturers offer special pricing for purchasing a certain volume of products at one time. Funding might also be offered to support our marketing and advertising efforts. Freight is the cost of delivering products to customers. Our cost of goods sold was $205.0 million for the nine months ended September 30, 2023, as compared to $355.8 million for the nine months ended September 30, 2022, a decrease of $150.8 million, or 42.4%.

Gross profit and gross margin. As a result of the foregoing, our gross profit was $56.0 million for the nine months ended September 30, 2023, as compared to $74.9 million for the nine months ended September 30, 2022, a decrease of $18.9 million, or 26.0%. Our gross margin (gross profit as a percentage of net sales) was 21.5% for the nine months ended September 30, 2023 and 17.4% for the nine months ended September 30, 2022. The improvement in the gross profit percentage is the result of management’s emphasis on profitability as opposed to revenue growth. The decrease in gross profit results from reduced sales. The increase in gross margin results from management’s emphasis on profitability in the current period.

Personnel expenses. Personnel expenses include employee salaries and bonuses plus related payroll taxes. It also includes health insurance premiums, 401(k) contributions, training costs and stock compensation expense. Our personnel expenses were $18.4 million for the nine months ended September 30, 2023, as compared to $22.4 million for the nine months ended September 30, 2022, a decrease of $4.0 million, or 17.9%. As a percentage of net sales, personnel expenses were 7.0% and 5.2% for the nine months ended September 30, 2023 and 2022, respectively.

In 2023, we affected a reduction in force to align headcount to declines in revenue. As a result, personnel costs include $0.3 million of severance costs.

Advertising expenses. Advertising expenses include the cost of marketing our products and primarily include online search engine expenses. Our advertising expenses were $14.7 million for the nine months ended September 30, 2023, as compared to $18.5 million for the nine months ended September 30, 2022, a decrease of $3.8 million, or 20.5%. As a percentage of net sales, advertising expenses were 5.6% and 4.3% for the nine months ended September 30, 2023 and 2022, respectively.

Bank and credit card fees. Bank and credit card fees are primarily the fees we pay credit card processors for processing credit card purchases made by customers and to third party sellers on whose websites we sell parts and other small items. Our bank and credit card fees were $8.9 million for the nine months ended September 30, 2023, as compared to $15.1 million for the nine months ended September 30, 2022, a decrease of $6.2 million, or 40.9%. As a percentage of net sales, bank and credit card fees were 3.4% and 3.5% for the nine months ended September 30, 2023 and 2022, respectively. Bank and credit card fees are based on customer orders that are paid with a credit card (substantially all orders), so the decrease was largely due to the decline in sales.

Depreciation and amortization. Depreciation and amortization was $3.2 million, or 1.2% of net sales, for the nine months ended September 30, 2023, as compared to $8.6 million, or 2.0% of net sales, for the nine months ended September 30, 2022. The decrease is the result of the 2022 impairment charge that reduced the amount of intangible assets to be amortized.

General and administrative expenses. Our general and administrative expenses consist primarily of professional advisor fees, rent expense, insurance, and other expenses incurred in connection with general operations. Our general and administrative expenses were $16.6 million for the nine months ended September 30, 2023, as compared to $15.1 million for the nine months ended September 30, 2022, an increase of $1.5 million, or 10.2%. As a percentage of net sales, general and administrative expenses were 6.4% and 3.5% for the nine months ended September 30, 2023 and 2022, respectively. The increase results from higher insurance premiums and a write-off of fixed assets associated with the terminated lease of 8780 19th Avenue.

Following is a summary of general and administrative expenses for the three months ended September 30, 2023 and 2022.

	Nine Months Ended September 30
	2023	2022
Professional Fees	$5,421	$5,625
Insurance	3,864	3,324
Rent	3,237	3,045
Loss on Disposal of Fixed Assets	1,094	-
All Other	3,003	3,084

Total	$16,619	$15,078

Total other income (expense). We had $2.3 million in total other expense, net, for the nine months ended September 30, 2023, as compared to total other expense, net, of $2.2 million for the nine months ended September 30, 2022. Total other expense, net, for the nine months ended September 30, 2023 consisted primarily of interest expense of $4.8 million, a gain on the change in fair value of a derivative of $1.0 million and interest income of $1.1 million. Total other expense, net, for the nine months ended September 30, 2022 consisted of a $3.2 million loss on settlement of a debt obligation and interest expense of $2.6 million offset by a gain on the fair value of a derivative of $3.5 million and interest income of $0.3 million.

Income tax benefit (expense). We had an income tax expense of $0.3 million for the nine months ended September 30, 2023, as compared to an income tax benefit of $3.2 million for the nine months ended September 30, 2022.

Net income (loss). As a result of the cumulative effect of the factors described above, we had a net loss of $8.4 million for the nine months ended September 30, 2023, as compared to a net loss of $3.7 million for the nine months ended September 30, 2022, an increase of $4.7 million, or 129.5%.

Comparison of Years Ended December 31, 2022 and 2021

Restatement

The Company restated its previously issued financial statements as of and for the year ended December 31, 2021, to reflect the following adjustments:

Consolidated Statement of Operations

1.	Reduction in revenue of $16.6 million, which comprised the following: (1) an increase in the allowance for sales returns of $7.4 million, (2) revenue of $8.1 million that should be recognized in 2022, and (3) sales tax collections of $1.1 million improperly recognized as revenue.

2.	Net reduction in cost of goods of $6.7 million, which comprised of the following: (1) reduction in product cost of sales due to an increase in the allowance for sales returns of $4.0 million, (2) reduction in product cost of sales of $6.0 million relating to revenue cutoff that should be recognized in 2022, and (3) an offsetting increase in cost of goods sold from an over accrual of vendor rebates ($0.4 million), under accrual of vendor purchases ($1.5 million), and an error in inventory cutoff ($1.4 million).

3.	Increase in general and administrative expenses of $0.9 million, resulting from an increase in bad debt expense of $0.6 million in accordance with the Company’s policy for allowance for doubtful accounts, and an over accrual of sales tax receivable of $0.3 million.

4.	As a result of the changes above, income tax changed from a tax benefit of $4.4 million to a tax expense of $0.1 million.

Consolidated Balance Sheet

5.	Net increase in current assets of $6.6 million, which comprised the following: (1) increase in inventory of $7.7 million, resulting from the reduction in cost of goods sold attributable to the allowance for sales returns, revenue cutoff, and inventory cutoff, offset by a reduction in showroom inventory of $1.0 million that was reclassified as property and equipment, (2) reduction in receivables of $1.1 million, resulting from an increase to the allowance for doubtful accounts of $0.6 million, and an over accrual of vendor rebates (as detailed in Nos. 1-4 above).

6.	Net increase in current liabilities of $18.3 million, which comprised the following: (1) increase in accounts payable of $10.3 million, as a result of the increase in the allowance for sales returns, and an under accrual of sales tax refund receivable (netted with the sales tax liability), and (2) increase in customer deposits related to revenue cutoff (as detailed in Nos. 1-4 above).

7.	Increase in long-term liabilities of $4.5 million, relating to an increase to the deferred tax liability as a result of the changes described above.

POLISHED.COM INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021
(in thousands)

	As Originally			As
	Reported		Adjustments	Restated
Current assets	$121,318	(5)	$6,577	$127,895
Property and equipment	3,554	(5)	1,031	4,585
Total assets	$375,984		$7,608	$383,592

Current liabilities	$105,341	(6)	18,320	$123,661
Deferred tax liability	3,867	(7)	4,540	8,407
Total liabilities	170,381		22,860	193,241
Accumulated deficit	(19,056)		(15,252)	(34,308)
Total liabilities and stockholders’ equity	$375,984		$7,608	$383,592

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	As Originally			As
	Reported		Adjustments	Restated
Product sales, net	$362,314	(1)	$(16,589)	$345,725
Cost of goods sold	282,655	(2)	(6,733)	275,922
Operating expense	71,339	(3)	918	72,257
Income taxes	4,376	(4)	(4,478)	(102)
Net income (loss)	$7,670		$(15,252)	$(7,582)

Net income (loss) per common share
BASIC	$5.94			$(5.87)
DILUTED	$5.02			$(5.87)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
BASIC	1,290,566			1,290,566
DILUTED	1,529,209			1,290,566

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	Common Stock		Additional Paid-Inc	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2021 as originally filed	106,387,322	$11	$224,658	$(19,056)	$205,603
Adjustments to result of operations for the year ended December 31, 2021	-	-	-	(15,252)	(15,252)
Balance at December 31, 2021 as restated	106,387,322	$11	$224,658	$(34,308)	$190,351

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	As Originally Reported		Adjustments	As Restated
Cash Flows from Operating Activities
Net income (loss)	$7,670	(1-4)	$(15,252)	$(7,582)
Receivables	(5,603)	(5)	444	(5,159)
Inventory	(18,459)	(5)	(8,121)	(26,580)
Accounts payable and accrued expenses	14,178	(6)	10,207	24,385
Customer deposits	(18,968)	(6)	8,113	(10,855)
Deferred tax expense (benefit)	(4,908)	(7)	4,540	(368)
Miscellaneous other accounts	1,116		69	1,185

Net cash used in operating activities	(18,328)		-	(18,328)

Net cash used in investing activities	(204,834)		-	(204,834)

Net cash provided by financing activities	247,041		-	247,041

Net change in cash and restricted cash	23,879			23,879
Cash and restricted cash at beginning of year	9,912		-	9,912

Cash and restricted cash at end of year	$33,791		$-	$33,791

The following table sets forth key components of our results of operations for the years ended December 31, 2022 and 2021 in thousands and as a percentage of our revenue.

	For the Year Ended		(As Restated) For the Year Ended
	December 31, 2022		December 31, 2021
	Amount	% of Net Sales	Amount	% of Net Sales
Product sales, net	$534,474	100.0%	$345,725	100.0%
Cost of goods sold	444,957	83.3%	275,922	79.8%
Gross profit	89,517	16.7%	69,803	20.2%

Operating Expenses
Personnel	28,800	5.4%	21,745	6.3%
Advertising	25,461	4.8%	11,961	3.5%
Bank and credit card fees	18,776	3.5%	13,599	3.9%
Depreciation and amortization	11,456	2.1%	6,557	1.9%
Impairment of goodwill and intangible assets	109,140	20.4%	-	-
Loss on abandonment of right-of-use asset	-	-%	1,437	0.4%
General and administrative	24,226	4.5%	16,958	4.9%

Total Operating Expenses	217,859	40.8%	72,257	20.9%

LOSS FROM OPERATIONS	(128,342)	(24.0)%	(2,454)	(0.7)%

Other Income (Expenses)
Interest income	518	0.1%	95	0.0%
Adjustment in value of contingency	(2)	(0.0)%	(9)	(0.0)%
Interest expense	(3,940)	(0.7)%	(3,682)	(1.1)%
Gain on change in fair value of derivative instruments	3,178	0.6%	-	-
Loss on settlement of debt	(3,240)	(0.6)%	(1,748)	(0.5)%
Other income (expense)	(2,546)	(0.5)%	318	0.1%

Total Other Expenses	(6,032)	(1.1)%	(5,026)	(1.5)%

NET LOSS BEFORE INCOME TAXES	(134,374)	(25.1)%	(7,480)	(2.2)%

INCOME TAX (EXPENSE) BENEFIT	8,409	1.6%	(102)	(0.0)%

NET LOSS	$(125,965)	(23.6)%	$(7,582)	(2.2)%

Product sales, net. We generate revenue from the retail sales of appliances, furniture, home goods and related products. Our product sales were $534.5 million for the year ended December 31, 2022, an increase of $188.8 million, or 54.6% when compared to the year ended December 31, 2021. This increase was primarily due to the impact of the Appliances Connection Acquisition.

Cost of goods sold. Our cost of goods sold are comprised of product costs and freight costs. Product costs represent the amount we pay the manufacturer for their products. We negotiate special terms and pricing with the manufacturer, which are generally based on the number of products we purchase. Periodically, manufacturers offer special pricing for purchasing a certain volume of products at one time. Vendor funding might also be offered to support our marketing and advertising efforts. Freight is the cost of delivering products to customers. Our cost of goods sold was $445.0 and $275.9 million for the years ended December 31, 2022, and 2021, respectively, an increase of $169.0 million, or 61.3%.

As a percentage of net sales, cost of goods sold was 83.3% and 79.8% for the years ended December 31, 2022, and 2021, respectively. The increase in product costs as a percentage of nets sales results from aggressive pricing to drive revenue growth, purchase disruptions resulting from increased customer cancellations, increased damages and returns and a decrease in vendor rebates as the Company did not meet some of its purchasing commitments set by each vendor, a key component of vendor rebates. Freight costs remained consistent as a percentage of sales for each period.

Gross profit and gross margin. As a result of the foregoing, our gross profit was $89.5 million for the year ended December 31, 2022, compared to $69.8 million for the year ended December 31, 2021, which included $61.4 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021. Our gross margin (gross profit as a percentage of net sales) was 16.7% for the year ended December 31, 2022, compared to 20.2% (or 17.6% excluding Appliances Connection) for the year ended December 31, 2021. The gross profit percentage declined by 3.4% from the year ended December 31, 2021 to the year ended December 31, 2022. As noted above, the principal driver of such decline was aggressive pricing to drive revenue growth and the reduction in vendor rebates.

Personnel expenses. Personnel expenses include employee salaries and bonuses, as well as related payroll taxes, insurance premiums, training costs, and stock compensation expense. Our personnel expenses were $28.8 million for the year ended December 31, 2022, and $21.7 million for the year ended December 31, 2021, which included $11.5 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021. As a percentage of net sales, personnel expenses were 5.4% for the year ended December 31, 2022, and 6.3% (or 21.4% excluding Appliances Connection) for the year ended December 31, 2021. These increases were primarily due to the impact of the Appliances Connection Acquisition. The decrease in personnel expenses as a percentage of sales is attributed to the efforts made to right-size the business following the Appliances Connection Acquisition.

Advertising expenses. Advertising expenses include the cost of marketing our products and primarily include online search engine expenses. Our advertising expenses were $25.5 million for the year ended December 31, 2022. For the year ended December 31, 2021, advertising expense was $12.0 million, which included $7.9 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021. As a percentage of net sales, advertising expenses were 4.8% for the year ended December 31, 2022, and 3.5% for the year ended December 31, 2021 (or 8.5% excluding Appliances Connection). The increase in advertising expenses for 2022 resulted from a decision made by management at the time to augment spending on search engine advertisements.

Bank and credit card fees. Bank and credit card fees comprise the expenses incurred in payment to credit card processors for processing credit card transactions made by customers and to third-party sellers operating on the platforms where we sell parts and other items. Our bank and credit card fees were $18.8 million for the year ended December 31, 2022, and $13.6 million for the year ended December 31, 2021, which included $12.2 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021. As a percentage of net sales, bank and credit card fees were 3.5% for the year ended December 31, 2022, and 3.9% for the year ended December 31, 2021 (or 2.8% excluding Appliances Connection).

The increase in bank and credit card fees in 2022 resulted primarily from the inclusion of Appliances Connection sales for the entire year. The slight decline in bank and credit card fees as a percentage of sales was due to a shift in the mix of credit cards used by customers and third-party sales, which typically have higher fees compared to credit cards.

Depreciation and amortization expense. Depreciation and amortization expense was $11.5 million, or 2.1% of sales, for the year ended December 31, 2022, and $6.6 million, or 1.9% of sales, for the year ended December 31, 2021. The increase is the result of amortizing intangible assets acquired in the Appliances Connection Acquisition for the entire year.

Loss on abandonment of right-of-use asset. During the year ended December 31, 2021, we incurred a loss in the amount of $1.4 million, or 0.4% of net sales, related to the closure of our old warehouse and showroom, and write-off of related leasehold improvements. There was no loss on abandonment of an asset in the year ended December 31, 2022.

Impairment of goodwill and intangible assets. Effective as of December 31, 2022, the Company determined that goodwill and intangible assets had been impaired. Accordingly, the Company recorded a total impairment charge of $109.1 million or 20.4% of sales. Out of the total impairment charge, $85.4 million was attributed to goodwill and $23.7 million was attributed to intangible assets.

General and administrative expenses. Our general and administrative expenses consist primarily of professional fees, rent expense, insurance, and other expenses incurred in connection with general operations. Our general and administrative expenses were $24.2 million or 4.5% of sales for the year ended December 31, 2022, and $17.0 million or 4.9% of sales for the year ended December 31, 2021, which included $8.2 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021. The increase in general and administrative expenses for the year was $7.3 million or 42.9% As a percentage of sales, the increase is primarily related to increased directors and officers insurance and health insurance costs, an increased allowance for doubtful accounts, and the accrual of non-recurring expenses for settling the Delaware lawsuit and other contract disputes. As a percentage of sales, general and administrative expenses were essentially unchanged.

Total other income (expense). We had $6.0 million or 1.1% of sales of net other expenses for the year ended December 31, 2022, and $5.0 million or 1.5% of sales in total other expenses, net, for the year ended December 31, 2021, which included $0.3 million of other expense, net, from Appliances Connection for the period from June 2, 2021 to December 31, 2021. Total other expenses, net, for the year ended December 31, 2022, consisted primarily of interest expense of $3.9 million, loss on settlement of debt of $3.2 million, and estimated potential penalties of $2.1 million on late filing of sales tax returns. Those items were partially offset by a gain of $3.2 million resulting from the change in the fair value on derivative instruments. Total other expenses, net, for the year ended December 31, 2021, consisted primarily of interest expense of $3.7 million, loss on settlement of debt of $1.7 million.

Income tax benefit (expense). We had an income tax net benefit of $8.4 million for the year ended December 31, 2022, as compared to an income tax expense of $0.1 million for the year ended December 31, 2021.

Net loss. As a result of the cumulative effect of the factors described above, we had net loss of $126.0 million or 23.6% of sales for the year ended December 31, 2022, compared to a net loss of $7.6 million or 2.2% of sales for the year ended December 31, 2021, which included net income of $14.9 million from Appliances Connection for the period from June 2, 2021 to December 31, 2021.

Liquidity and Capital Resources; Going Concern

Management assesses liquidity and going concern uncertainty in the Company’s consolidated financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period.

As of September 30, 2023, we had cash and cash equivalents of $15.2 million including restricted cash of $5.4 million. For the nine months ended September 30, 2023, we had an operating loss of approximately $8.4 million, cash flows used in operations of $0.4 million and working capital of $15.9 million. As of and for the year ended December 31, 2022, we had an operating loss of $128.3 million (including a non-cash impairment charge of $109.1 million), cash used in operations of $46.7 million, cash and cash equivalents of $20.5 million including restricted cash of $0.95 million and working capital of $25.9 million.

We do not have sufficient cash on hand and available liquidity to meet our obligations through the twelve months following the date the consolidated financial statements are issued. Therefore, this condition raises substantial doubt about our ability to continue as a going concern. Our cash and cash equivalents were approximately $10.1 million as of February 2, 2024, of which approximately $5.0 million was unrestricted. We will need to obtain financing in order to continue to fund our operations on or before March 30, 2024. As a result of our current liquidity position, management can provide no assurance that we will be able to obtain financing on acceptable terms, if at all. If financing is available, it may not be on favorable terms and may have a significant dilutive effect on our existing stockholders. Any failure or delay to secure such financing could force us to delay, limit or terminate our operations, make reductions in our workforce, liquidate all or a portion of our assets and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code. There can be no assurance that our implementation of these contingency plans will not have a material adverse effect on our business.

If the net proceeds from this offering are $13.6 million (assuming an offering with gross proceeds of $15 million), we believe we will be able to fund our operations until June 22, 2024 under our current business plan. This date assumes we receive a requested tax refund of approximately $3.0 million on March 2, 2023 and that our bank will defer certain payments due under our credit facilities until we receive proceeds of this offering.

Summary of Cash Flows

The following table provides detailed information about our net cash flow for the years ended December 31, 2022 and 2021 (in thousands).

	For the Years Ended
	December 31,
	2022	(Restated) 2021
Net cash used in operating activities	$(46,681)	$(18,328)
Net cash used in investing activities	(1,420)	(204,834)
Net cash provided by in financing activities	34,809	247,041

Net change in cash, cash equivalents, and restricted cash	$(13,292)	$23,879

The following table provides detailed information about our net cash flow for the nine months ended September 30, 2023 and 2022 (in thousands).

	Nine Months Ended
	September 30,
	2023	2022
Net cash used in operating activities	$(390)	$(38,693)
Net cash used in investing activities	(140)	(1,318)
Net cash (used in) provided by financing activities	(4,767)	36,386

Net change in cash, cash equivalents, and restricted cash	$(5,297)	$(3,625)

Cashflows used in operating activities. Our net cash used in operating activities was $46.7 million for the year ended December 31, 2022, as compared to $18.3 million for the year ended December 31, 2021. Significant changes in operating assets and liabilities affecting cash flows during these years included:

●	Net loss was $126.0 million and $7.6 million for the years ended December 31, 2022 and 2021, respectively,

●	Cash used by receivables was $3.5 million and $5.2 million for the years ended December 31, 2022 and 2021, respectively, due primarily to increases in sales volume as a result of the Acquisition of Appliances Connection,

●	Cash provided by inventories was $ 9.7 million and $26.6 million for the years ended December 31, 2022 and 2021, respectively, due primarily to efforts to manage inventory levels to a more reasonable level, and

●	Cash used by customer deposits was $21.5 million and $10.8 million for the years ended December 31, 2022 and 2021, respectively. The decrease in customer deposits is attributed to the change in the Company’s practice, wherein customers’ cards were charged at the time of order placement, as opposed to charging them when the product shipped. This new policy was adopted in July 2021.

Our net cash used in operating activities was $0.4 million for the nine months ended September 30, 2023, as compared to net cash used in operating activities of $38.7 million for the nine months ended September 30, 2022. Significant changes in operating assets and liabilities affecting cash flows during these periods included:

●	Net loss was $8.4 million for the nine months ended September 30, 2023 compared to a net loss of $3.7 million for the nine months ended September 30, 2022,

●	Cash used by receivables was $7.0 million and $1.8 million for the nine months ended September 30, 2023 and 2022, respectively,

●	Cash used by vendor deposits was $5.8 million and $12.6 million for the nine months ended September 30, 2023 and 2022, respectively

●	Cash provided by inventories was $12.9 million and $7.3 million for the nine months ended September 30, 2023 and 2022, respectively, due to efforts to manage inventory levels to support revenue levels in the respective years,

●	Cash used by accounts payable and accrued expenses was $4.9 million and $12.1 million for the nine months ended September 30, 2023 and 2022, respectively, and

●	Cash used by customer deposits was $2.8 million and $20.9 million for the nine months ended September 30, 2023 and 2022, respectively. Prior to July 2022, on certain sales transactions, the Company charged a customer’s card when an order was placed. After July 2022, the customer’s card was charged when the order shipped. The large decline in customer deposits results from shipping or refunding customer orders that had previously been paid.

Cashflows used in investing activities. Our net cash used in investing activities was $1.4 million for the year ended December 31, 2022, and $204.8 million for the year ended December 31, 2021. The 2021 amount was a primarily a result of $202.9 million net cash paid in the acquisitions of Appliances Connection and Appliance Gallery.

Our net cash used in investing activities was $0.1 million for the nine months ended September 30, 2023, as compared to $1.3 million for the nine months ended September 30, 2022. The cash used in both years was for purchases of property and equipment.

Cashflows (used in) provided by financing activities. Our net cash provided by financing activities was $34.8 million and $247.0 million for the years ended December 31, 2022 and 2021, respectively Significant changes in financing activities affecting cash flows during these years included:

●	Net cash received from public offerings (including warrant exercises) of $194.4 million for the years ended December 31, 2021, and

●	Net cash received from debt issuances of $43.0 million and $60.8 million for the year ended December 31, 2022 and 2021, respectively.

Our net cash used in financing activities was ($4.8) million for the nine months ended September 30, 2023, as compared to net cash provided by financing activities of $36.4 million for the nine months ended September 30, 2022.

Significant changes in financing activities affecting cash flows during these years included:

●	Net cash received from notes payable proceeds of $43.0 million for the nine months ended September 30, 2022,

●	Repayments of notes payable of $4.7 million and $4.6 million for the nine months ended September 30, 2023 and 2022, respectively, and

●	Stock repurchases of $2.0 million for the nine months ended September 30, 2022.

Credit Facilities

Bank of America Credit Agreement

On May 9, 2022, the Company entered into a Credit Agreement with the lenders identified therein (the “Lenders”) and Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer, pursuant to which the Lenders agreed to make available to the Borrowers senior secured credit facilities in the aggregate initial amount of $140.0 million, including (i) a $100.0 million term loan (the “Term Loan”) and (ii) a $40.0 million revolving credit facility (the “Revolving Loan”), which revolving credit facility included a $2.00 million swingline sublimit (the “Swing Line Loan” and together with the Term Loan and the Revolving Loan, the “Loans”) and, separately, a $10.0 million letter of credit commitment, in each case, on the terms and conditions contained in the Credit Agreement.

On May 9, 2022, the Company borrowed the entire amount of the Term Loan in the aggregate principal amount of $100.0 million. A portion of the proceeds of the Term Loan were to repay and terminate the M&T Credit Agreement. Commencing on September 30, 2022, through and including September 30, 2023, the Borrowers repaid the principal amount of the Term Loan in quarterly installments of $1,250,000 each, payable on the last business day of each March, June, September and December.

As of September 30, 2023, the carrying value of the Term Loan was $92.3 million, comprised of principal of $93.7 million, net of unamortized loan costs of $0.8 million.

As a result of our technical non-compliance with specified loan covenants for both the Bank of America Term Loan and Revolving Loan, based in part due to our failure to timely deliver financial statements, Bank of America froze the $40.0 million Revolving Loan before any borrowings had been made against the facility.

On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “First Amendment”), in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America amended the Credit Agreement on November 20, 2023 (the “Second Amendment”), which requires the Company to establish a Bank of America cash collateral account where cash and cash equivalents deposited in the cash collateral account do not constitute Liquidity for purposes of the Credit Agreement. Further, the Second Amendment requires that (i) at least $3.0 million of Liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Term Loan Lenders, as part of the Second Amendment, agreed to defer the principal installment of the Term Loans in the amount of $937,500 required to be made on December 31, 2023 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024 (the “Maturity Date”).

On February 6, 2024, the Company received a Notice of Additional Events of Default and Acceleration, Imposition of Default Rate, Set-Off and Termination of Commitments (the “Notice of Acceleration”) from Bank of America, regarding the Credit Agreement. The Notice of Acceleration asserts certain events of default relating to non-payment of certain principal and interest amounts and fees due and payable under the Credit Agreement on January 31, 2024. Pursuant to the Notice of Acceleration, Bank of America demanded immediate repayment of all principal and accrued interest, as well as immediate repayment of all additional fees, costs, charges and other Obligations (as defined in the Credit Agreement) owing under the Credit Agreement and each other Loan Document (as defined in the Credit Agreement).

The Notice of Acceleration declares that the Company’s outstanding obligations under the Credit Agreement bear interest at the Default Rate (as defined in the Credit Agreement) and that the commitments of the lenders to make loans and obligations of Bank of America, as the L/C Issuer, to make certain credit extensions pursuant to the Credit Agreement be immediately terminated. In addition, Bank of America, as Administrative Agent, has exercised its rights of set-off as described in the Credit Agreement against certain deposits contained in the accounts of certain of the Company’s subsidiaries maintained at Bank of America in the aggregate amount of $1,989,754.83 and applied such amounts towards the repayment of a portion of the Company’s outstanding liabilities and other obligations under the Credit Agreement.

The Company is seeking to reach a resolution with Bank of America and the other lenders and will pursue a defense to any enforcement action taken by Bank of America, but the Company cannot guarantee a resolution on a timely basis, on favorable terms, or at all. If the Company is unable to reach a resolution, it would have a material adverse effect on the Company’s liquidity, financial condition and results of operations and could lead the Company to seek relief under bankruptcy or insolvency laws. The closing of this offering is contingent on the Company reaching an agreement with Bank of America and the other lenders to waive the outstanding events of default and the prepayment of equity proceeds requirement under the Credit Agreement and permit the Company to use a substantial portion of the net proceeds from this offering for general working capital purposes.

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying Bank of America and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

Commencing on December 31, 2023, through and including January 31, 2024, the Borrowers must repay the principal amount of the Term Loan in installments of $937,500, and quarterly installments of $1,875,000 each, payable on the last business day of each March, June, September and December. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business (including receipt of the net proceeds of this offering) or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

As a result of the reduced term, the Company has begun discussions with investment bankers to place financing to replace the existing credit agreement by August 31, 2024.

Vehicle Loans

The Company has financed purchases of transportation vehicles with notes payable, which are secured by the vehicles purchased. These notes have five-year terms and interest rates ranging from 3.8% to 5.7%. As of September 30, 2023, the outstanding balance of these vehicle loans is $0.7 million.

Earn Out Payments

On January 18, 2019, the Company entered into an asset purchase agreement with Goedeker Television, Steve Goedeker, and Mike Goedeker, pursuant to which on April 5, 2019, the Company acquired substantially all of the assets of Goedeker Television used in its retail appliance and furniture business (the “Goedeker Business”).

Pursuant to the asset purchase agreement, Goedeker Television is entitled to receive an earn out payment of $0.2 million if the EBITDA (as defined in the asset purchase agreement) of the Goedeker Business for the trailing twelve (12) month period from April 5, 2022 is $2.5 million or greater, and may be entitled to receive a partial earn out payment if the EBITDA of the Goedeker Business is less than $2.5 million but greater than $1.5 million. The Company expects to meet this target and adjusted the contingent note payable in the consolidated balance sheet to the present value of the amount due to $0.2 million as of December 31, 2021.

The contingent note payable balance was repaid in 2022.

Leases

On April 5, 2019, the Company entered into a lease agreement with S.H.J., L.L.C. for its prior principal office in Ballwin, Missouri. The lease is for a term of five years and provides for a base rent of $45,000 per month. In addition, the Company is responsible for all taxes and insurance premiums during the lease term. The lease agreement contains customary events of default, representations, warranties, and covenants. The termination date of this lease agreement is April 4, 2024.

On May 31, 2019, YF Logistics entered into a sublease agreement with Dynamic Marketing, Inc. (“DMI”) for its warehouse space in Hamilton, NJ. The initial term of the sublease was for a period commencing on June 1, 2019 and terminating on April 30, 2020, with automatic renewals for successive one-year terms until the earlier of (i) termination by either upon thirty days’ prior written notice or (ii) April 30, 2024. The sublease provides for a base rent equal to 71.43% of the base rent paid by DMI under its lease for the premises, plus 71.43% of any taxes, operating expenses, additional charges or any other amounts due by DMI, for a total of $56,250 per month.

On January 13, 2021, the Company entered into a lease agreement with Westgate 200, LLC, which was amended on March 31, 2021, for its new principal office and showroom in St. Charles, Missouri. The lease terminates on April 30, 2027, with two options to renew for an additional five-year period. The base rent is $20,977 per month until September 30, 2021, and increases to $31,465 per month until April 30, 2022, after which time the base rent increases at approximately 2.5% per year thereafter. The Company must also pay its 43.4% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises. The lease contains customary events of default.

On June 2, 2021, 1 Stop entered into a new lease agreement with 1870 Bath Ave. LLC, a related party, for the premises located at 1870 Bath Avenue, Brooklyn, New York. The lease is for a term of ten years and provides for a base rent of $74,263 per month during the first year with annual increases to $96,896 during the last year of the term. 1 Stop is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. This lease replaces the prior lease entered into between the parties on September 1, 2018.

On June 2, 2021, Joe’s Appliances entered into a new lease agreement with 7812 5th Ave Realty LLC, a related party, for the premises located at 7812 5th Avenue, Brooklyn, New York. The lease is for a term of ten years and provides for a base rent of $6,365 per month during the first year with annual increases to $8,305 during the last year of the term. Joe’s Appliances is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. This lease replaces the prior lease entered into between the parties on September 1, 2018. The initial ROU asset and liability associated with this lease is $0.7 million.

On July 29, 2021, AC Gallery entered into a lease agreement with Tom’s Flooring, LLC for the showroom and warehouse located in Largo, Florida. The lease is for a term of four months commencing on September 1, 2021 and ending on December 31, 2021 and provides for a base rent of $6,500 per month. The lease is currently month-to-month. AC Gallery must also pay its one-third pro rata portion of the common area maintenance charges, utilities and sales taxes. The lease contains customary events of default. The lease is short term and therefore not recorded as a ROU asset and liability.

On September 9, 2021, the Company entered into a warehouse agreement for a new warehouse in Somerset, New Jersey. The warehouse agreement is for a term of 26 months commencing on October 1, 2021, and ending November 29, 2023, unless the master lease for the premises is terminated earlier. The monthly storage fee is $136,274 for the first year, $140,362 for the second year, and $144,573 for the last two months. The Company also paid a security deposit of $272,549. The lease agreement contains customary events of default, representations, warranties, and covenants. The initial ROU and liability associated with this operating lease is $3.4 million.

On March 15, 2022, the Company entered into a lease for additional office space with 8780 19th Ave LLC (“Landlord”), an entity owned by Albert and Elie Fouerti, the Company’s former Chief Executive and Chief Operating Officer, respectively. The Company contends that the lease required the Landlord do certain work at Landlord’s expense to improve the building at a cost of approximately $1.2 million. Landlord has refused to pay for this work, contending that this expense was the Company’s responsibility. In addition, the total remaining amount due on the lease at September 30, 2023 is also approximately $1.2 million. Landlord contends that the Company is in default of the lease for failing to pay rent. The Company disagreed that its rent obligations have been triggered and further contended that Landlord has violated the lease by failing to pay for the work. On August 23, 2023, the Company entered into a lease termination agreement with the Landlord. Under the terms of the termination agreement, the Company was relieved of its obligations under the lease and agreed to terminate its claims for reimbursement of the improvements it made to the building and to pay $100,000.

On November 20, 2023, 1 Stop (d/b/a 1 Stop Computer and Cameras) entered into a sublease agreement with DMI (the “Sublease”) to lease approximately 232,640 rentable square feet (the “Premises”) of certain premises located at 1369 Lamberton Road, Hamilton Township, New Jersey (the “Lamberton Road Premises”). The Company expects to use the Premises for warehouse, storage, distribution and shipping facility, including related ancillary management and administrative offices, purposes. The term of the Sublease will commence on January 1, 2024, subject to HRP Mercer Urban Renewal, LLC, a New Jersey limited liability company and the ultimate landlord of the Premises, having consented to the Sublease and the satisfaction of other customary closing conditions. The Sublease provides that it will expire on September 30, 2030 (the “Term”) unless terminated earlier pursuant to its terms. The cumulative obligations payable by the Company over the Term total approximately $27 million (the “Base Rent”). In addition to the Base Rent, the Company will also be responsible for its proportionate share of the Lamberton Road Premises’ taxes and operating expenses.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies and estimates for our company. The preparation of consolidated financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements:

Revenue Recognition

The Company records revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”. Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Substantially all the Company’s sales are to individual retail consumers (homeowners), builders and designers. The Company’s performance obligation is to deliver the customer’s order. Each customer order generally contains only one performance obligation based on the merchandise sale to be delivered, at which time revenue is recognized.

Control of the delivery transfers to customers when the customer can direct the use of, and obtain substantially all the benefits from, the Company’s products, which generally occurs when the customer assumes the risk of loss. The risk of loss shifts to the customer at different times depending on the method of delivery. The Company delivers products to its customers in three possible ways. The first way is through a shipment of the products through a third-party carrier from the Company’s warehouse to the customer (a “Company Shipment”). The second way is through a shipment of the products through a third-party carrier from a warehouse other than the Company’s warehouse to the customer (a “Drop Shipment”) and the third way is where the Company itself delivers the products to the customer and often also installs the product (a “Local Delivery”). In the case of a Local Delivery, the Company loads the product onto its own trucks and delivers and installs the product at the customer’s location. When a product is delivered through a Local Delivery, risk of loss passes to the customer at the time of installation and revenue is recognized upon installation at the customer’s location. In the case of a Company Shipment and a Drop Shipment, the delivery to the customer is made free on board, or FOB, shipping point (whether from the Company’s warehouse or a third party’s warehouse). Therefore, risk of loss and title transfers to the customer once the products are shipped (i.e., leaves the Company’s warehouse or a third-party’s warehouse). After shipment and prior to delivery, the customer is able to redirect the product to a different destination, which demonstrates the customer’s control over the product once shipped. Once the risk of loss has shifted to the customer, the Company has satisfied its performance obligation and the Company recognizes revenue.

The Company agrees with customers on the selling price of each transaction. This transaction price is generally based on the agreed upon sales price. In the Company’s contracts with customers, it allocates the entire transaction price to the sales price, which is the basis for the determination of the relative standalone selling price allocated to each performance obligation. Any sales tax, value added tax, and other tax the Company collects concurrently with revenue-producing activities are excluded from revenue.

We offer promotional financing and credit cards issued by third-party banks that manage and directly extend credit to our customers. The banks are the sole owners of the accounts receivable generated under the program and, accordingly, we do not hold any customer receivables related to these programs and act as an agent in the financing transactions with customers. We frequently offer sales incentives that entitle our customers to discounts at the time of purchase (if 3rd party financing is obtained or a seasonal sale discounts). This is not a performance obligation but is recognized as a reduction of the transaction price when the transaction occurs.

The Company also sells extended warranty contracts, acting as an agent for the warranty company and earns a commission on the warranty contracts purchased by customers; therefore, the cost of the warranty contracts is netted against warranty revenue in the accompanying consolidated statements of operations. The Company assumes no liability for repairs to products on which it has sold a warranty contract or products for which no warranty is sold, as the warranty obligations associated with the sale of our products are assurance-type warranties that are a guarantee of the product’s intended functionality and, therefore, do not represent a distinct performance obligation within the context of the contract.

Sales returns are estimated based on historical return levels and our expectation of future returns. We also recognize a return asset, and corresponding adjustment to cost of sales, for our right to recover the goods returned by the customer, measured at the former carrying amount of the goods, less any expected recovery cost. At each financial reporting date, we assess our estimates of expected returns, refund liabilities, and return assets.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of tangible and identifiable intangible net assets acquired and the liabilities assumed in a business combination. Substantially all of the Company’s goodwill was recognized in the purchase price allocations when the Company was acquired in 2019 and when ACI was acquired in June 2021. Goodwill is not amortized, but is tested for impairment at the reporting unit level annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In conducting the impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. We currently operate as a single reporting unit.

When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that carrying value exceeds its fair value, we perform a quantitative goodwill impairment test. Under the quantitative goodwill impairment test, if our reporting unit’s carrying amount exceeds its fair value, we will record an impairment charge based on that difference.

The Company conducts its annual goodwill impairment test on December 31 or whenever an indicator of impairment exists. As a result of the quantitative impairment assessment, the carrying value of the single reporting unit exceeded its fair value, and the Company recorded $85.4 million of non-cash goodwill impairment charge during the year-ended December 31, 2022. At December 31, 2021, there was no impairment of goodwill.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets such property and equipment, right-of-use (“ROU”) assets, and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenue or adverse changes in the economic environment. If such facts indicate a potential impairment, the Company will assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group’s carrying amount and its estimated fair value.

During the fourth quarter of 2022, the Company recognized an impairment charge of $23.7 million related to our marketing-related and customer relationships intangible assets, which is primarily composed of intangible assets recognized in the acquisition of ACI. During 2021, we identified changes in events and circumstances relating to a certain ROU operating lease asset, that was abandoned as a result of the Company closing its warehouse and retail showroom in anticipation of relocating to a new facility that was acquired in the acquisition of ACI. Consequently, the lease facility was abandoned, and we recorded an impairment loss during the year ended December 31, 2021 of $1.4 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management’s judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

BUSINESS

Overview

Our Company is a content-driven and technology-enabled shopping destination for appliances, furniture and home goods.

Our goal is to give customers a wide array of choices and a premium experience through details regarding the best brands, volume purchasing options, and rebates with manufacturer discounts, supported by human customer service agents.

Corporate History and Structure

Our Company was incorporated in the State of Delaware on January 10, 2019, to form an acquisition platform. In April 2019, we acquired substantially all of the assets of Goedeker Television, a brick and mortar operation with an online presence serving the St. Louis metro area. Since that acquisition, we have grown into a nationwide omnichannel retailer. Through our June 2021 acquisition of Appliances Connection, we have evolved into a growth-oriented e-commerce platform, offering an expansive selection of household appliances throughout the United States. In July 2021, we added to our platform by acquiring Appliances Gallery. On July 20, 2022, we changed our corporate name from 1847 Goedeker Inc. to Polished.com Inc. With warehouse fulfillment centers in the Northeast and Midwest, as well as showrooms in Brooklyn, New York, Largo, Florida and St. Louis, Missouri, we offer one-stop shopping for national and global brands. We carry many household name-brands, including Bosch, Cafe, Frigidaire Pro, Whirlpool, LG, and Samsung, and many major luxury appliance brands such as Miele, Thermador, La Cornue, Dacor, Ilve, Jenn-Air and Viking, among others. We also sell furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial appliances for builder and business clients.

Key Acquisitions

Acquisition of Goedeker Television

On April 5, 2019, we acquired substantially all of the assets of Goedeker Television (the “Goedeker Television Acquisition”). As a result of this transaction, we acquired the former business of Goedeker Television, which was founded in 1951, and continue to operate this business. Prior to the Goedeker Television Acquisition, we had no operations other than operations relating to our incorporation and organization.

Acquisition of Appliances Connection

Appliances Connection was founded in 1998 and is one of the leading retailers of household appliances. In addition to selling appliances, it also sells furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial-grade appliances for builder and business clients. It also provides appliance installation services and appliance removal services. Appliances Connection serves retail customers, builders, architects, interior designers, restaurants, schools and other businesses. We completed the acquisition of Appliances Connection on June 2, 2021, for an aggregate purchase price of $224.7 million, consisting of (i) $180.0 million in cash, (ii) 5,895,973 shares of the Company’s common stock valued at $12.3 million, and (iii) $32.4 million as a result of the post-closing net working capital adjustment provision (such acquisition, the “Appliances Connection Acquisition”). We recorded $0.9 million in acquisition-related expenses.

Acquisition of AC Gallery

On July 29, 2021, we acquired substantially all of the assets of, and assumed substantially all of the liabilities of, Appliance Gallery, Inc., a retail appliance store in Largo, Florida (“Appliance Gallery”), for a total purchase price of $1.4 million (such acquisition, the “Appliance Gallery Acquisition”).

Name Change

On July 20, 2022, we changed our corporate name from 1847 Goedeker Inc. to Polished.com Inc., pursuant to a Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) filed with the Delaware Secretary of State on July 20, 2022 (the “Name Change”). Pursuant to Delaware law, a shareholder vote was not necessary to effectuate the Name Change and the Name Change does not affect the rights of the Company’s stockholders. The only change in the Certificate of Amendment was the change of the Company’s corporate name. We also amended and restated our Bylaws on July 20, 2022 to reflect the Name Change and to make other minor cleanup and conforming changes thereto.

In connection with the Name Change, our common stock and warrants to purchase common stock ceased trading under the ticker symbols “GOED” and “GOED WS,” respectively, and began trading on the NYSE American under the new ticker symbols “POL” and “POL WS,” respectively.

Audit Committee Investigation

On August 15, 2022, the Company filed a Form 12b-25 with the Securities and Exchange Commission related to its 10-Q for the six months ended June 30, 2022 reporting that the Audit Committee had begun an independent investigation regarding certain allegations made by certain former employees related to the Company’s business operations.

On December 22, 2022, the Company issued a press release stating that the Audit Committee of the Board had completed its assessment of the results of the Investigation. The Investigation, which was supported by independent legal counsel and advisors, produced the following key findings pertaining to the Company’s business operations under former management during the 2021-2022 period:

●	The Company was charged by its former Chief Executive Officer approximately $800,000 for expenses unrelated to the Company and its operations.

●	The Company appears to not have had in place all the necessary documentation for all of its employees and, in turn, may have failed to comply with certain legal requirements. The Company subsequently put in place enhanced controls to remedy any labor issues, including but not limited to hiring a controller with significant relevant experience, hiring a new human resources director who is leading an overhaul of certain employee policies and initiating the installation of enhanced payroll software that requires all new employees to provide I-9 information and verifies the validity of key information, and believes it is now in full compliance with legal requirements.

●	The Company’s controls, software and procedures for managing and tracking inventory, including damaged inventory, were insufficient. The Company subsequently put in place enhanced controls to remedy such issues, including but not limited to initiating the installation of enhanced software and systems for inventory management, ensuring the implementation of standardized policies for the handling and sale of damaged inventory and developing a plan to convert the Company to a new ERP and system for accounting.

The Company entered into a settlement agreement with Albert Fouerti, our former Chief Executive Officer, regarding matters relating to the Investigation. Among other things, Mr. Fouerti agreed not to compete for a period of two years following the execution of the settlement agreement.

Stockholder Matters

In October 2023, we received a letter from Jerald Hammann (“Mr. Hammann”) dated September 26, 2023 stating his intent to nominate himself for election as a director of the Company at our annual meeting of stockholders. On December 19, 2023, Mr. Hammann filed a notice of exempt solicitation with the SEC regarding his views regarding the Company and seeking collaboration among stockholders of the Company concerned about their investment. Mr. Hammann did not receive sufficient votes at our annual meeting of stockholders held on January 30, 2024 to be elected to the Board.

In addition, following the annual meeting of stockholders held on December 21, 2021 (the “2021 Meeting”), certain purported beneficial owners of the Company’s common stock expressed concerns about a statement in the Company’s proxy statement related to the 2021 Meeting, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of Common Stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners on a proposal to approve an amendment (the “Charter Amendment”) to the Company’s Amended and Restated Certificate of Incorporation, dated July 30, 2020 (the “Certificate of Incorporation”), increasing the number of authorized shares of Common Stock by 50,000,000 shares of Common Stock (such proposal, the “Share Increase Proposal”). In light of the demands and to ensure against any future question as to the validity of the newly authorized shares following stockholder approval of the Share Increase Proposal at the 2021 Meeting, the Company elected to seek validation of the Charter Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG (the “Action”), sought entry by the Court of an order validating and declaring effective the Charter Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal. Two purported stockholders objected to the 205 Petition. One such objecting, purported stockholder (the “Stockholder Plaintiff”) filed his own lawsuit (which was then consolidated with the 205 Petition) requesting that such relief not be granted and asserting two claims for relief: first, against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal; and second, asserting that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to the Certificate of Incorporation to be filed with the Delaware Secretary of State. The Court held a hearing on May 27, 2022, to consider the Company’s motion for entry of an order under Section 205 and subsequently entered an order denying the motion without prejudice on June 30, 2022. On July 7, 2022, the Company filed a Certificate of Correction with the Secretary of State of the State of Delaware, voiding the Charter Amendment and causing the number of authorized shares of Common stock to remain at 200,000,000.

On June 12, 2023, the Company submitted to the Court a Stipulation and [Proposed] Order Regarding Notice and Closing of the Case regarding the Action (the “Dismissal Order”). As stated in the Dismissal Order, the Company and the other parties to the Action negotiated at arm’s length and resolved the stockholders’ claims to entitlement to a mootness fee award, and the Company agreed to pay $475,000 for attorneys’ fees and expenses to the stockholders’ counsel (the “Attorneys’ Fees”). Pursuant to Court of Chancery Rules 23(e) and 41(a), the parties to the Action stipulated to voluntary dismissal of the Action with prejudice as to the Stockholder Plaintiff and without prejudice as to any actual or potential claims of any other members of the putative class, and such dismissal was granted by the Court on June 13, 2023. As stipulated in the Dismissal Order, the Company was required to file with the Court an affidavit that the Company has filed a Current Report on Form 8-K providing the Company’s stockholders with the notice required by the Dismissal Order and pay or cause to be paid the Attorneys’ Fee to the stockholders’ counsel to an account designated by the stockholders’ counsel. Such payment fully satisfied and resolved the stockholders’ and the stockholders’ counsel’s entitlement to any fees or expenses in the Action.

On October 31, 2022, a putative shareholder class action was filed the Company and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Maschhof v. Polished.com Inc., et al., No. 1:22-cv-06606. The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about September 8, 2023, the Court appointed lead plaintiff and lead counsel. An amended complaint was filed on or before October 31, 2023.

On January 26, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Wong v. Moore et al., No. 1:23-cv-00559. The complaint asserts violations of Section 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about March 7, 2023, plaintiff filed a stipulation and proposed order to stay proceedings until any motions to dismiss in the related class action (captioned Maschhoff v. Polished.com Inc. et al., No. 1:22-cv-06606) are decided. On March 23, 2023, the stipulation was so-ordered.

On February 13, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors as well as the Company’s external manager, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York and is captioned Gossett v. Moore, et al., No. 1:23-cv-1168. The complaint asserts claims for breach of fiduciary duty against the former officers and directors and aiding and abetting breaches of fiduciary of duty against the external manager, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering (the “IPO”) and certain of the Company’s SEC filings after the IPO. On or about April 24, 2023, plaintiffs filed a joint stipulation and proposed order consolidating this action with a related derivative action, Wong v. Moore et al., No. 1:23-cv-0559, appointing co-lead counsel, and applying the stay in the Wong action to the consolidated action, pending resolution of any motions to dismiss in a related action Maschhoff v. Polished.com Inc. et al, No. 22-CV-06606, pending in the United States District Court for the Eastern District of New York. To date, the stipulation has yet to be ordered.

On October 4, 2023, another derivative stockholder complaint was filed, also against the same defendants in the Gossett action above. This action was commenced in the Supreme Court of the State of New York for Kings County and is captioned Dong v. Moore et al., No. 528769/2023. That complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, waste of corporate assets, unjust enrichment, and gross mismanagement. The parties are discussing staying this action pending resolution of the related Maschhoff action.

On December 29, 2023, defendants in the Maschoff action filed a letter regarding a proposed motion to dismiss the Complaint for failure to state a claim under Federal Rules of Civil Procedure 12(b)(6) and 9(b) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §§ 78u-4, et seq. A pre-motion conference has been set for February 27, 2024. The Company believes that the allegations lack merit and intends to defend against the action vigorously.

Resignation of Auditors

On December 20, 2022, the Company received a letter (the “Letter”) from the Company’s independent registered public accounting firm, Friedman LLP (“Friedman”), informing the Company of its decision to resign effective December 20, 2022 as the auditors of the Company.

In the Letter, Friedman advised the Company that based on the results of the Investigation as reported to Friedman, it appeared there may be material adjustments and/or disclosures necessary to previously reported financial information. Additionally, the Investigation identified facts, that if further investigated by Friedman, might cause Friedman to no longer to be able to rely on the representations of (i) management that was in place at the time Friedman issued its audit report for the year ended December 31, 2021, or (ii) management that was in place at the time of Friedman’s association with the quarterly financial statements for the periods ended June 30, 2021, September 30, 2021 and March 31, 2022. Prior to the Letter, in the past two years, the Company had not received from Friedman an adverse opinion or a disclaimer of opinion, and Friedman’s opinion was not qualified or modified as to uncertainty, audit scope, or accounting principles. The resignation by Friedman was neither recommended nor approved by the Audit Committee or the Board and there were no disagreements with management and Friedman. Friedman had previously reported a material weakness to the Audit Committee, which was included on the Company’s Form 10-K for the year ended December 31, 2021, filed on March 31, 2022, regarding the ineffectiveness of the Company’s internal controls over financial reporting.

In connection with the Letter, Friedman advised the Company that it was withdrawing its previously issued audit opinion on our December 31, 2021 consolidated financial statements, issued on March 31, 2022, and declined to be associated with the quarterly financial statements for the periods ended June 30, 2021, September 30, 2021, and March 31, 2022, filed on August 8, 2021, November 16, 2021 and May 12, 2022, respectively.

Engagement of New Independent Registered Public Accounting Firm

On December 26, 2022, the Audit Committee approved the engagement of Sadler as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021.

Cybersecurity Incident

On March 16, 2023, we experienced a hacking attack that impacted the check-out page on the Company’s e-commerce website. In response, the Company deployed containment measures, launched an investigation with assistance from third-party cybersecurity experts and notified appropriate law enforcement authorities (the “Cybersecurity Investigation”). The Company considers the matter remediated. The Cybersecurity Investigation determined that certain personal information, including names, addresses, zip codes, payment card numbers, expiration dates, and CVVs, was extracted from the Company’s systems as part of this incident. The Cybersecurity Investigation could not determine with precision which payment card data was included in the timeframe of exposure. Out of an abundance of caution, the Company notified all payment card users who made transactions on the Company’s e-commerce website within the window of exposure. As of May 24, 2023, the Company provided appropriate notice to approximately 9,290 individuals, as well as to regulatory authorities in accordance with applicable law. The Company has incurred, and may continue to incur, certain expenses related to this attack. Further, the Company remains subject to risks and uncertainties as a result of the incident, including as a result of the data that was extracted from the Company’s network as noted above. Additionally, security and privacy incidents have led to, and may continue to lead to, additional regulatory scrutiny. Although we are unable to predict the full impact of this incident, including how it could negatively impact our operations or results of operations on an ongoing basis, we presently do not expect that it will have a material effect on the Company’s operations.

The Company has engaged outside consultants through its outside counsel to help assess and expand the Company’s cyber defenses and payment card protections and policies.

Industry

The U.S. major home appliances market is highly fragmented with big box retailers, online retailers, and thousands of local and regional retailers competing for share in what has historically been a high touch sale process. According to Statista, revenue in the U.S. major household appliances market (excluding small appliances) is projected to reach $23.2 billion in 2022 and grow at an annual growth rate of 3.08% from 2022 to 2026.

According to the U.S. Census Bureau, there are approximately 76 million households in the United States with annual incomes over $25,000 aged between 25 and 65 years, many of whom are accustomed to purchasing goods online. As younger generations age, start new families and move into new homes, we expect online sales of household appliances to increase. In addition, we believe the online household appliances market will further grow as older generations of consumers become increasingly comfortable purchasing online, particularly if the process is easy and efficient.

Our Products

We sell a vast assortment of household appliances, including refrigerators, ranges, ovens, dishwashers, microwaves, freezers, washers and dryers. In addition to appliances, we also offer a broad assortment of products in the furniture, décor, bed & bath, lighting, outdoor living, electronics categories, fitness equipment, plumbing fixtures, air conditioners, fireplaces, fans, dehumidifiers, humidifiers, air purifiers and televisions. While these are not individually high-volume categories, they complement the appliance to produce a one-stop home goods offering for customers.

Vendor/Supplier Relationships

We offer more than 400 vendors and over 500,000 SKUs available for purchase through our website. We believe that this depth of vendor relationships gives consumers numerous options in all product categories resulting in a true one-stop shopping destination. Our principal vendors and suppliers are Dynamic Marketing Inc (a buying coop), Frigidaire, General Electric, LG, Whirlpool, Bosch, Viking, Miele, Samsung, Fisher Paykel and Ilve.

We are a member and 1.6% equity interest holder of Dynamic Marketing, Inc. (“DMI”), a 60-member appliance purchasing cooperative. DMI purchases consumer electronics and appliances at wholesale prices from various vendors, and then makes such products available to its members, who sell such products to end consumers. DMI’s purchasing group arrangement provides its members with leverage and purchasing power with appliance vendors, and increases our ability to compete with competitors, including big box appliance and electronics retailers. For the years ended December 31, 2022 and 2021, the Company purchased a substantial portion of finished goods from DMI, representing 69% and 72% of purchases, respectively; no other vendor accounted for more than 10% of our purchases during year ended December 31, 2022.

Our business model allows us to constantly review and evaluate each supplier relationship, and we are open to building new supplier/vendor relationships. Products are purchased from all suppliers on an at-will basis. Relationships with suppliers are subject to change from time to time. Please see “Risk Factors” for a description of the risks related to our supplier relationships.

Marketing

Our marketing efforts drive new and repeat customers and promote our websites as online communities relating to major appliances and other products. Our strategy is to inspire the customer at each point of their shopping journey, delivering curated messaging, content and advice in an effort to increase engagement and repeat purchasing. We utilize a combination of paid and earned media, including search engine marketing, email, digital display, social media, retargeting, radio and events, in our media strategy. We also have programs to engage appliance enthusiasts and build community through design and customer portals that are intended both to inspire and provide help the business-to-business (“B2B”) and business-to-consumer (“B2C”) customers with their projects.

Customers and Markets

We have physical stores and warehouses located in Brooklyn, New York, Somerset, New Jersey, Hamilton, New Jersey, St. Charles, Missouri and Largo, Florida. Our internal logistics network and third-party distribution, delivery and installation agreements allow us to serve, sell and ship to customers nationwide. The diagram below represents our sales by region for 2022:

Logistics

In our fulfillment of large durable goods, we have created an infrastructure that allows us to deliver products in most states. We want to scale this infrastructure by continuing to improve execution, fulfillment center locations, and delivery timing. This proprietary logistic process enables us to provide our customers’ products quickly and to provide a better shipping and delivery experience than they might otherwise experience. Additionally, we believe this logistics network will help us reduce expenses, touchpoints, damages and returns.

Technology

We are continuing to build out our custom-built, proprietary technology and operational platform to deliver the best experience for both our customers and suppliers. Our success has been built on a culture of data-driven decision-making and proprietary software for order management and customer fulfillment. We believe that control of our technology systems, which gives us the ability to update them often, is a competitive advantage. Our team of engineers has built a technology solution for durable goods. Our software consists of a large set of tools and systems with which our customers directly interact, that are specifically tuned for shopping the major appliance category by mixing lifestyle imagery with easy-to-use navigation tools and personalization features designed to increase customer conversion. We have designed operations software to deliver the reliable and consistent experience consumers desire, with proprietary software enhancing our performance in areas such as integration with our suppliers, our warehouse and logistics network and our customer service operation. Much of our customer marketing technology was internally developed, including campaign management and bidding algorithms for online advertising. This allows us to leverage our internal data and target customers efficiently across various channels. We also partner with select marketing and trade partners where we find solutions that meet our marketing objectives and inspire our B2B and B2C customers.

Competition

While we are primarily focused on the online U.S. appliances, furniture and other home goods market, we compete across all segments of the market. Our competition includes online retailers and marketplaces, furniture stores, big box retailers, department stores and specialty retailers.

Competitive Strengths

The U.S. appliance market is highly fragmented, with thousands of local and regional retailers competing for a share. We believe this fragmented market presents an opportunity to streamline business and make brands and products available to everyone across the country. We are standardizing a consistent end-to-end experience to provide products to the consumer no matter where they are located in the country.

We are strengthening our e-commerce platform and increasing our showroom and distribution center model to provide a smooth path to purchase. We are also investing in our brand presence and marketing efforts to drive customer acquisition and engagement. Our goal is to be the appliance destination for our customers from inspiration to installation.

Our competitive strengths include:

●	Name and reputation. In 2022, we introduced our Polished name and continue to build off our Goedeker legacy in offering competitively priced name-brand products and services, which has been recognized over 50+ years in the business.

●	Product selection and pricing. Our comprehensive product selection and competitive pricing model, with support from inspiration to delivery and installation, means we provide a complete solution for customers.

●	Strong customer relationships. We focus on the needs and experience of customers, whether they are in the market for a replacement, renovation or new construction project. This customer-centric approach is evidenced by our repeat customers, over-indexing the industry.

●	Highly trained and professional staff. Our team is trained to educate and support customers when selecting and buying products. A large percentage of customer orders involve a phone conversation with a sales team member—a differentiator when competing with online-only companies as well as brick-and-mortar outlets.

●	Website ease of use. Our proprietary, purpose-built technology platform is designed to provide consumers a compelling user experience as they browse, research and purchase our products. We use personalization, based on past browsing and shopping patterns, to create a more engaging consumer interaction.

●	Proprietary technology and content. Investments in our technology platform create a scalable process and support the customer at every point in the journey, including call center tools, digital marketing optimization, B2B design portals, product reviews and lifestyle content.

Growth Strategies

Our mission is to change the way consumers buy appliances and, in doing so, become the leading online retailer of home appliances. The strategies of the Company to achieve this mission, while increasing value for our stockholders, will include:

●	Rebrand the combined company. We plan to drive brand awareness through strategic omni-channel marketing.

●	Strengthening the Company’s Leadership Team. We have made significant executive and senior management hires and are continuing to build our talent pool and hire highly-skilled employees. Recruiting top-tier talent at all levels remains a priority, especially as the Company evolves and grows.

●	Secure design and builder trade business. We have created new tools and benefits to engage and simplify appliance shopping and buying for B2B projects with builders, contractors, architects and interior designers who are making or influencing the purchasing decision for their clients.

●	Category expansion and Deeper Connectivity with Customers. We will be adding new, complementary categories and services to our selection to meet our customers’ ever-changing needs. We are in the process of enhancing the content and resources available on our site that will ultimately help us create more meaningful relationships with customers.

●	Drive continued operational excellence. We are committed to improving productivity and profitability through operational initiatives designed to grow revenue and expand margins. Some of our key initiatives for operational excellence include:

o	Logistics and shipping optimization. We have identified the geographic areas in which we want to establish a presence to reach more customers and further penetrate markets that are experiencing high levels of housing development and home remodeling. Although we currently are holding off on entering into agreements due to inventory and supply chain issues, we expect to add at least two new fulfillment centers over the next year. We believe that adding fulfillment centers in other parts of the country will minimize product touchpoints and damage, as well as expedite delivery. With access to vendor warehouse operations, we expect to capitalize on buying opportunities and capture time-sensitive customers more frequently.

o	Price optimization. We are building a data-based understanding of price elasticity dynamics, promotional strategies and other price management tools to drive optimized pricing for our products.

Intellectual Property

We own several registered domain names, including for our www.polished.com website and the Appliances Connection websites www.appliancesconnection.com, 1stopcamera.com, goldcoastappliances.com, and joesappliances.com. The agreements with our suppliers generally provide us with limited, nonexclusive licenses to use the supplier’s trademarks, service marks and trade names for the sole purpose of promoting and selling their products.

To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. We rely on the protection of laws regarding unregistered copyrights for certain content we create. We also rely on trade secret laws to protect our proprietary technology and other intellectual property. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers and directors.

As of February 2, 2024, in an effort to protect our brand, we had three registered trademarks in the United States.

Legal Proceedings

SEC Investigation

The SEC is conducting an investigation related to issues disclosed in the Company’s Form 8-K filed on December 27, 2022, including the findings of the Audit Committee investigation, as described under the heading “Business – Audit Committee Investigation” and elsewhere herein, and the subsequent restatement of the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2021 and for the quarter ended March 31, 2022. The SEC staff has subpoenaed documents and information, including documents and information related to the Audit Committee’s investigation and restated financials. The SEC Investigation is a non-public, fact-finding inquiry to determine whether there were any violations of the federal securities laws. The Company is fully cooperating and will continue to cooperate with the SEC.

Derivative Actions

At the Company’s annual meeting on December 21, 2021, the stockholders were asked to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation increasing the number of authorized shares of the Company’s common stock by 50,000,000 shares (such proposal, the “Share Increase Proposal”). As reported in a Form 8-K filing on December 28, 2021, the Share Increase Proposal was adopted and a Certificate of Amendment to the Certificate of Incorporation setting forth the amendment adopted pursuant to the Share Increase Proposal (the “Certificate of Amendment”) was filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). To date, none of these newly authorized shares has actually been issued. Three purported beneficial owners of the Company’s common stock subsequently expressed concerns about a statement in the Company’s proxy statement related to the Share Increase Proposal, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of the Company’s common stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners. Based on an examination of the situation performed following receipt of these demands, the Company believes that the vote at the annual meeting was properly tabulated and that the proposed amendment was properly adopted in accordance with Delaware law. In light of the demands, however, and to ensure against any future question as to the validity of these newly authorized shares, the Company elected to seek validation of its Certificate of Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court of Chancery”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG (the “Action”), sought entry by the Court of Chancery of an order validating and declaring effective the Certificate of Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal.

Two purported stockholders objected to the 205 Petition. One such objecting, purported stockholder (the “Stockholder Plaintiff”) filed his own lawsuit (which was then consolidated with the 205 Petition) requesting that such relief not be granted and asserting two claims for relief: first, against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal; and second, asserting that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to our Certificate of Incorporation to be filed with the Delaware Secretary of State. The Court of Chancery held a hearing on May 27, 2022, to consider the Company’s motion for entry of an order under Section 205 and subsequently entered an order denying the motion without prejudice on September 30, 2022. On July 7, 2022, the Company filed a Certificate of Correction with the Secretary of State of the State of Delaware, voiding the Charter Amendment and causing the number of authorized shares of Common Stock to remain at 200,000,000.

On June 12, 2023, the Company submitted to the Court of Chancery a Stipulation and [Proposed] Order Regarding Notice and Closing of the Case regarding the Action (the “Dismissal Order”). As stated in the Dismissal Order, the Company and the other parties to the Action negotiated at arm’s length and resolved the stockholders’ claims to entitlement to a mootness fee award, and the Company agreed to pay $475,000 for attorneys’ fees and expenses to the stockholders’ counsel (the “Attorneys’ Fees”). Pursuant to Court of Chancery Rules 23(e) and 41(a), the parties to the Action stipulated to voluntary dismissal of the Action with prejudice as to the Stockholder Plaintiff and without prejudice as to any actual or potential claims of any other members of the putative class, and such dismissal was granted by the Court on June 13, 2023. As stipulated in the Dismissal Order, the Company paid the Attorneys’ Fees to the stockholders’ counsel on June 28, 2023 and such payment fully satisfied and resolved the stockholders’ and the stockholders’ counsel’s entitlement to any fees or expenses in the Action.

On October 31, 2022, a putative shareholder class action was filed the Company and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Maschhof v. Polished.com Inc., et al., No. 1:22-cv-06606. The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about September 8, 2023, the Court appointed lead plaintiff and lead counsel. An amended complaint was filed on or before October 31, 2023.

On January 26, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Wong v. Moore et al., No. 1:23-cv-00559. The complaint asserts violations of Section 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering. On or about March 7, 2023, plaintiff filed a stipulation and proposed order to stay proceedings until any motions to dismiss in the related class action (captioned Maschhoff v. Polished.com Inc. et al., No. 1:22-cv-06606) are decided. On March 23, 2023, the stipulation was so-ordered.

On February 13, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors as well as the Company’s external manager, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York and is captioned Gossett v. Moore, et al., No. 1:23-cv-1168. The complaint asserts claims for breach of fiduciary duty against the former officers and directors and aiding and abetting breaches of fiduciary of duty against the external manager, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with our initial public offering (the “IPO”) and certain of the Company’s SEC filings after the IPO. On or about April 24, 2023, plaintiffs filed a joint stipulation and proposed order consolidating this action with a related derivative action, Wong v. Moore et al., No. 1:23-cv-0559, appointing co-lead counsel, and applying the stay in the Wong action to the consolidated action, pending resolution of any motions to dismiss in a related action Maschhoff v. Polished.com Inc. et al, No. 22-CV-06606, pending in the United States District Court for the Eastern District of New York. To date, the stipulation has yet to be ordered.

On October 4, 2023, another derivative stockholder complaint was filed, also against the same defendants in the Gossett action above. This action was commenced in the Supreme Court of the State of New York for Kings County and is captioned Dong v. Moore et al., No. 528769/2023. That complaint asserts claims for breach of fiduciary duty, aiding and abetting breaches of fiduciary duty, waste of corporate assets, unjust enrichment, and gross mismanagement. The parties are discussing staying this action pending resolution of the related Maschhoff action.

On December 29, 2023, defendants in the Maschoff action filed a letter regarding a proposed motion to dismiss the Complaint for failure to state a claim under Federal Rules of Civil Procedure 12(b)(6) and 9(b) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §§ 78u-4, et seq. A pre-motion conference has been set for February 27, 2024. The Company believes that the allegations lack merit and intends to defend against the action vigorously.

Action Against Former Employee

On February 22, 2023, the Company filed an action against a former employee asserting a claim for conversion based on the individual’s retention of profits from sales to the Company’s customers. The action was commenced in the Supreme Court of the State of New York, County of Kings and is captioned Polished.com, Inc. v. Naoulo, No. 505712/2023. On March 5, 2023, the defendant filed an answer and asserted counterclaims for breach of contract, breach of implied contract and defamation. On May 25, 2023, the defendant filed an amended answer and added a counterclaim for tortious interference with prospective business relations. On June 14, 2023, the Company moved to dismiss the amended counterclaims. On October 10, 2023, the Court dismissed all of the amended counterclaims except for breach of implied contract.

On September 19, 2023, the Company filed an action against a former employee and certain entities under that former employee’s control, asserting claims for fraud and conversion based on the individual’s misappropriation of Company inventory. The action was commenced in the Superior Court of New Jersey, Monmouth County and is captioned Polished.com, Inc. v. Irmiyayev et al., No. MON-L-002942-23.

From time to time, we may be subject to various legal proceedings and claims arising in the ordinary course of business. All other litigation currently pending against the Company relates to matters that have arisen in the ordinary course of business and we believe that such matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Human Capital

As of February 2, 2024, we employed 263 total employees, all of which were full-time employees.

We have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union. Our people are integral to our business, and we are highly dependent on our ability to attract and retain qualified personnel.

Properties

We operate the following facilities:

	Description of Use	Leased Square Footage (1)
Property Location:
Brooklyn, New York	Headquarters; Office Space; Showroom	21,000
Brooklyn, New York	Showroom	3,800
Hamilton, New Jersey	Warehouse	135,000
Hamilton, New Jersey	Warehouse	232,640
St. Charles, Missouri	Showroom; Warehouse	86,800
Largo, Florida	Showroom; Warehouse	5,800
Total		485,040

(1)	Represents the total leased space.

We believe that all our current facilities have been adequately maintained, are generally in good condition, and are suitable and capable of supporting our operations for the foreseeable future.

Government Regulation

Our business is subject to the laws of the U.S. jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions as to how, or whether, laws governing personal privacy, data security, consumer protection or sales and other taxes, among others, apply to the Internet and e-commerce. These laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act and a “smaller reporting company” within the meaning of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.235 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million, in either case as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We may continue to qualify as a smaller reporting company if either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, including, but not limited to presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

MANAGEMENT

The following table sets forth the name, age and positions of our executive officers and directors.

Name	Age	Position with Company
J.E. “Rick” Bunka	65	Interim Chief Executive Officer
Robert D. Barry	80	Interim Chief Financial Officer and Secretary
Ellery W. Roberts	53	Executive Chairman
Houman Akhavan*	46	Director
Ellette A. Anderson*	47	Director
Clark R. Crosnoe*	55	Director
Glyn C. Milburn*	52	Director
James M. Schneider*	71	Director
G. Alan Shaw*	60	Director
Edward J. Tobin	66	Director

*	Independent as that term is defined by the rules of NYSE American.

The following is a brief biography of each executive officer and director.

J.E. “Rick” Bunka. Mr. Bunka has served as our Interim Chief Executive Officer since October 2022. Since 2019, Mr. Bunka co-founded and has served as Partner of Park North Capital, LLC, a merchant bank that services companies seeking optimize their growth, capital structures, liquidity and operations. Also, since 2013, Mr. Bunka has served as the President of Point North LLC, a business advisory service, through which he served in an advisory role to Polished when it was known as 1847 Goedeker Inc. Formerly, Mr. Bunka held the position of President and Chief Executive Officer of Dots. Over his 15-year tenure at Dots, Mr. Bunka led a transformation of the regional close out retailer into a national specialty women’s brand with more than 400 stores across 28 states. He was also appointed Chief Restructuring Officer of Love Culture in 2014 and of Anna’s Linens in 2015. Early in his career, he was a Management Consultant at PriceWaterhouse, specializing in strategic planning, merchandising and organizational development in the retail and service sectors.

Robert D. Barry. Mr. Barry has served as our Interim Chief Financial Officer since October 2022. Mr. Barry previously served as our Chief Accounting Officer from July 2021 through January 2022, and also previously served as our Chief Financial Officer from January 2019 to July 2021. He also served as the Controller of Neese from July 2017 until the sale of Neese in April 2021. From April 2013 until August 2016, Mr. Barry was Chief Executive Officer and Chief Financial Officer of Pawn Plus Inc., a chain of retail pawn stores. Prior to that, Mr. Barry served as Executive Vice President and Chief Financial Officer of Regional Management Corp. (NYSE: RM), a consumer loan business based in Greenville, South Carolina for several years. Prior to joining Regional Management Corp., he held various executive roles that include Executive Vice President and Chief Financial Officer for Regional Acceptance Corporation (NASDAQ: REGA) and Financial Institutions Partner at KPMG LLP. Mr. Barry is a Certified Public Accountant and also serves on the Board of Directors of 1847 Holdings LLC.

Ellery W. Roberts. Mr. Roberts has served as the Chairman of our board of directors since our inception and the Executive Chairman of our Board of Directors since August 30, 2021. Mr. Roberts brings over 20 years of private equity investing experience to our company. Mr. Roberts has been the Chairman, Chief Executive Officer, President and Chief Financial Officer of 1847 Holdings since its inception on January 22, 2013 and is also the sole manager of our manager. Mr. Roberts has also been a director of Western Capital Resources, Inc., a public company, since May 2010. In July 2011, Mr. Roberts formed The 1847 Companies LLC, a company that is no longer active, where he began investing his own personal capital and capital of high net worth individuals in select transactions. Prior to forming The 1847 Companies LLC, Mr. Roberts was the co-founder and was co- managing principal from October 2009 to June 2011 of RW Capital Partners LLC, the recipient of a “Green Light” letter from the U.S. Small Business Administration permitting RW Capital Partners LLC to raise capital in pursuit of the Small Business Investment Company license with the preliminary support of the Small Business Administration. Mr. Roberts was a founding member of Parallel Investment Partners, LP (formerly SKM Growth Investors, LP), a Dallas-based private equity fund focused on re-capitalizations, buyouts and growth capital investments in lower middle market companies throughout the United States. Previously, Mr. Roberts served as Principal with Lazard Group LLC, a Senior Financial Analyst at Colony Capital, Inc., and a Financial Analyst with the Corporate Finance Division of Smith Barney Inc. (now known as Morgan Stanley Smith Barney LLC). Mr. Roberts received his B.A. degree in English from Stanford University. We believe Mr. Roberts is qualified to serve on our board of directors due to his extensive investment experience.

Houman Akhavan. Mr. Akhavan has served on our board of directors since January 2023. Mr. Akhavan served as Chief Marketing Officer of CarParts.com, Inc. from February 2019 to July 2023. Prior to his role as CarParts.com’s Chief Marketing Officer, Mr. Akhavan was the Chief Executive Officer of Growth Rocket (d/b/a Idea Launch, Inc.) from January 2015 to February 2019. Mr. Akhavan previously served as CarParts.com’s Vice President of Marketing from January 2006 to December 2014. We believe Mr. Akhavan is qualified to serve on our Board due to extensive experience growing revenue and market share in start-up and public company environments.

Ellette A. Anderson. Ms. Anderson has served on our board of directors since July 2020. In 2013, Ms. Anderson founded Griffin Archer LLC, a full-service advertising agency that offers a comprehensive range of services addressing both the traditional and digital marking aspects of business. As the Chief Executive Officer of Griffin Archer, Ms. Anderson is responsible for overseeing new business acquisitions, strategic planning, and creative direction for their entire client portfolio. From April 2004 to August 2013, she served as a Writer and Associate Creative Director at Carmichael Lynch Advertising in Minneapolis where she received multiple industry awards for her creative work on several iconic brands. She holds a B.A. degree in English Literature from the University of Kansas. We believe Ms. Anderson is qualified to serve on our board of directors due to her deep experience in the advertising and marketing industry.

Clark R. Crosnoe. Mr. Crosnoe has served on our board of directors since July 2020. In 2009, Mr. Crosnoe founded CRC Capital LLC, a registered investment advisor and manager of the CRC Investment Fund LP, a private investment partnership focused on publicly-traded equity securities. As managing member of CRC Capital LLC, Mr. Crosnoe is responsible for strategy, oversight and the day-to-day investment decisions of the fund. The portfolio typically includes investments in the consumer, financial, healthcare, industrial and energy sectors. In 1999, Mr. Crosnoe was a founding employee of Parallel Investment Partners where he was named partner in 2003. As a partner, he was responsible for sourcing, evaluating, structuring, executing and monitoring investments, and also dedicated a substantial portion of his time to marketing activities for the firm. Mr. Crosnoe began his career in investment banking at Wasserstein Perella & Co. and also gained valuable experience at multi-billion dollar hedge fund HBK Investments. Mr. Crosnoe holds undergraduate degrees from the University of Texas at Austin and earned an MBA from Harvard Business School in 1996. We believe Mr. Crosnoe is qualified to serve on our board of directors due to his approximately 24 years of private and public investment and advisory experience.

Glyn C. Milburn. Mr. Milburn has served on our board of directors since July 2020. Since January 2021, Mr. Milburn has served as the Senior Director of Government Affairs at Ygrene Energy Fund, an energy finance vehicle with offices in California and Florida. From February 2016 to January 2021, Mr. Milburn has served as a Partner at Jimmy Blackman & Associates, a full- service Government and Public Affairs firm, where he is responsible for business strategy, client management, communications and campaign management for a client portfolio comprised of large public safety labor unions, banking/finance companies, and hotel operators across the State of California. From April 2013 to January 2016, Mr. Milburn served as a Special Assistant in the City of Los Angeles where he held two positions in the City of Los Angeles, one in the Office of Los Angeles Mayor Eric Garcetti’s Office of Economic Development and another in the Office of Los Angeles Councilman Dennis Zine. From August 2012 to March 2013, Mr. Milburn co-Founded Provident Investment Advisors LLC, a special investment vehicle for energy, technology and healthcare ventures, where he served as Managing Member. Mr. Milburn holds a B.A. degree in Public Policy from Stanford University. We believe Mr. Milburn is qualified to serve on our board of directors due to his valuable background in policy development, regulatory and strategic planning experience.

James M. Schneider. Mr. Schneider has served on our board of directors since January 2022. Since 2006, Mr. Schneider has served as Chairman of Horizon Bank SSB, a privately held bank in Texas. Prior to that, he was the CFO of Dell, Inc. Since 2010, Mr. Schneider has been employed by private equity firm Lead Edge Capital, currently serving as an operating partner. Mr. Schneider holds a bachelor’s degree in accounting from Carroll University and is a Certified Public Accountant and former partner at PricewaterhouseCoopers LLP. Mr. Schneider serves as a director of Frontier Bancshares Inc., a provider of commercial banking services for retail and intuitional customers, and Lohman Technologies, LLC, a provider of medical equipment. Mr. Schneider served as a director of General Communications Inc., a publicly-held telecommunications corporation from 1994 until 2018 and Zilliant Inc. from 2011 until 2021. We believe Mr. Schneider is qualified to serve on our board of directors due to his extensive experience on public company boards and accounting experience.

G. Alan Shaw. Mr. Shaw has served on our board of directors since October 2021. Mr. Shaw brings expansive appliance industry knowledge and valuable supplier relationships to our Board. He has been a leader in the industry for more than twenty years, beginning his career with Whirlpool and finishing it as the Chief Executive Officer of Electrolux’s North American business, a position he held from January 2016 until his retirement in January 2020. He has held President and c-level positions with several North American-based durable goods companies since 2003, including Char-Broil and Husqvarna Group. He holds a B.S. degree in Economics and Political Science from the University of Idaho and an MBA in Marketing from Indiana University. We believe Mr. Shaw is qualified to serve on our board of directors due to his extensive appliance industry and executive leadership experience.

Edward J. Tobin. Mr. Tobin has served on our board of directors since April 2020. Mr. Tobin has served as Managing Director of 1847 Partners LLC, our manager, since January 2014. From 1997 until November 2014, Mr. Tobin was a Director of Global Emerging Markets North America, Inc., where he managed Special Situations and Venture investing. In this role, he oversaw structured finance transactions in industries such as clean tech, media, telecommunications, manufacturing, real estate and life sciences. Prior to that, Mr. Tobin was Managing Director of Lincklaen Partners, a private family investment office. Previously, he had been a portfolio manager with Neuberger and Berman and a Vice President of Nordberg Capital, Inc. Mr. Tobin received his MBA from the Wharton School, as well as a Master of Science in Engineering and a Bachelor of Science in Economics from the University of Pennsylvania. We believe Mr. Tobin is qualified to serve on our board of directors due to his extensive investment experience.

Family Relationships

There are no family relationships between any of our officers and directors.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Board of Directors

There are no agreements with respect to the election of directors.

Committees of the Board

Audit Committee

Our audit committee is comprised of Clark R. Crosnoe, Glyn C. Milburn, G. Alan Shaw and James M. Schneider. Mr. Crosnoe serves as chairman of the audit committee.

The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of the Company. A copy of its charter may be found on our IR site at https://investor.polished.com/governance/governance-documents/.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the Board in its oversight of the integrity of our consolidated financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Our Board has determined that each member of the audit committee is an independent director under NYSE American rules and under Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NYSE American. Our Board has determined that each of Mr. Crosnoe and Mr. Schneider is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NYSE American rules and regulations.

Compensation Committee

Our compensation committee is comprised of Houman Akhavan, Ellette A. Anderson and Clark R. Crosnoe. Mr. Akhavan serves as chairman of the compensation committee.

The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. A copy of its charter may be found on our IR site at https://investor.polished.com/governance/governance-documents/.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the Board regarding the compensation of our independent directors; (iii) making recommendations to the Board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Our Board has determined that each member of the compensation committee is independent under the applicable rules and regulations of NYSE American, is an outside director within the meaning of Section 162(m) of the Code, and is a “non-employee director” as defined under Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Glyn C. Milburn, Ellette A. Anderson and G. Alan Shaw. Mr. Milburn serves as chairman of the corporate governance and nominations committee.

The nominating and corporate governance committee assists the Board in selecting individuals qualified to become directors and in determining the composition of the Board and its committees. A copy of its charter may be found on our IR site at https://investor.polished.com/governance/governance-documents/.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the Board by reviewing nominees for election to the board submitted by stockholders and recommending to the Board director nominees for each annual meeting of stockholders and for election to fill any vacancies on the Board; (ii) advising the Board with respect to Board organization, desired qualifications of Board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

Our Board has determined that each member of the nominating and corporate governance committee is an independent director under the applicable rules and regulations of NYSE American.

Director Independence

Our Board has determined that all of our directors, other than Messrs. Roberts and Tobin, qualify as “independent” directors in accordance with the rules and regulations of NYSE American. Messrs. Roberts and Tobin are not considered independent because of their affiliation with our former parent company. In making its independence determinations, the Board considered, among other things, relevant transactions between the Company and entities associated with the independent directors, as described under the heading “Certain Relationships and Related Party Transactions,” and determined that none have any relationship with the company or other relationships that would impair the directors’ independence.

Further, the Board has determined that each member of each of the committees of the Board is currently independent in accordance with the rules and regulations of NYSE American and Rule 10a-3(b)(1) under the Exchange Act.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. On July 31, 2023, Ellette A. Anderson filed a late Form 5 with respect to one transaction.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, rules, regulations and policies, including full, fair, accurate, timely, and understandable disclosures in reports required under the federal securities laws, and reporting of violations of the code.

We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website, www.polished.com, within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Change in Procedures for Recommending Directors

There have been no material changes to the procedures by which our stockholders may recommend nominees to our Board of Directors from those procedures set forth in our Proxy Statement for our 2023 Annual Meeting of Stockholders, filed with the SEC on December 26, 2023.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our named executive officers for services rendered in all capacities during the noted periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
J.E. “Rick” Bunka,	2023	875,000	--	--	--	--	875,000
Interim Chief Executive Officer(1)	2022	194,231	--	--	--	--	194,231

Robert D. Barry,	2023	325,000	--	--	--	--	325,000
Interim Chief Financial Officer(2)	2022	245,573	--	--	--	--	245,573

(1)	Mr. Bunka was appointed Interim Chief Executive Officer by the Board effective October 14, 2022.

(2)	Mr. Barry was appointed Interim Chief Financial Officer by the Board effective October 14, 2022. Previously, Mr. Barry was a full-time employee following our initial public offering on July 31, 2020. Mr. Barry’s title was changed to Chief Accounting Officer in July 2021, and he was our Chief Accounting Officer until January 2022.

Employment Agreements

On October 14, 2022, the Board appointed with immediate effect J.E. “Rick” Bunka as Interim Chief Executive Officer and Robert D. Barry as Interim Chief Financial Officer of the Company, following the resignations of Albert Fouerti as Chief Executive Officer and President, Elie Fouerti as Chief Operating Officer and Maria Johnson as Chief Financial Officer and Secretary.

In connection with his appointment as Interim Chief Executive Officer, Mr. Bunka entered into an engagement agreement with the Company, pursuant to which, the Company shall pay Mr. Bunka a fee of $16,826.92 per week for his services. Mr. Bunka’s six-month term commenced on October 14, 2022 and has been subsequently extended by verbal agreement of the parties. In addition to payment for his services, Mr. Bunka shall be eligible for a success fee equal to $2,187,500 and a leadership transition fee of $437,500. The success fee shall be earned if, during his term, the Company consummates a Change in Control (as defined in the Company’s 2020 Equity Incentive Plan) and Mr. Bunka is performing services (and has not given notice) through the date of closing of such Change in Control. The leadership transition fee shall be paid if, in the Board’s sole determination, Mr. Bunka has materially assisted in the successful transition to permanent executive leadership during his term.

In connection with his appointment as Interim Chief Financial Officer, Mr. Barry entered into an employment agreement with the Company, pursuant to which, the Company shall pay Mr. Barry an annual base salary of $325,000, paid bi-weekly with standard payroll deductions and less applicable taxes, and an annual bonus target for 2023 of up to 50% of his applicable base salary, subject to adoption by the Company’s board of directors. In addition to payment for his services, Mr. Barry shall be eligible for a Change in Control bonus equal to $325,000, if, subsequent to January 1, 2023, the Company consummates a Change in Control and Mr. Barry remains employed through the date of closing of such Change in Control.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options and unvested shares of restricted stock previously awarded to our named executive officers at the fiscal year ended December 31, 2022.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
J.E. “Rick” Bunka	‒	‒	‒	‒	‒
Robert D. Barry	‒	‒	‒	‒	‒

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the executive officers named above, can make voluntary pre-tax contributions. We currently match 100% of elective deferrals up to 3% of compensation and 50% of elective deferrals for next 2% of compensation. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living. See the Summary Compensation Table for matches made for the executive officers named above.

Director Compensation

In mid-2021, we revised the fees paid to our directors such that our independent directors receive an annual fee of $40,000, payable monthly. The Chair of the Board receives an additional annual fee of $50,000. Each independent director who serves on the Audit Committee receives an annual fee of $6,000, those who serve on the Compensation Committee receive an annual fee of $4,500 and those who serve on the Nominating and Governance Committee receive an annual fee of $3,000. The Chair of the Audit Committee receives an additional $10,000 annually, the Chair of the Compensation Committee receives an additional $7,500 annually and the Chair of the Nominating and Governance Committee receives an additional $5,000 annually.

Audit Committee
Committee Chair Fee	$10,000
Committee Member Fee	$6,000
Compensation Committee
Committee Chair Fee	$7,500
Committee Member Fee	$4,500
Nominating and Corporate Governance Committee
Committee Chair Fee	$5,000
Committee Member Fee	$3,000

In addition, on February 8, 2023, Mr. Akhavan received a grant of 1,660 shares of fully vested common stock.

The table below sets forth the compensation to our non-employee directors during the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Ellery W. Roberts	90,000	-	90,000
Houman Akhavan(1)	37,292	60,000	97,292
Ellette A. Anderson	47,500	-	47,500
Clark R. Crosnoe	54,500	-	54,500
Glyn C. Milburn	51,000	-	51,000
James M. Schneider(2)	46,833	-	46,833
G. Alan Shaw(2)	49,833	-	49,833
Alan P. Shor(3)	47,250	-	47,250
Edward Tobin	40,000	-	40,000

(1)	Mr. Akhavan was elected as a director in January 2023. He has served as Chair of the Compensation Committee since December 6, 2023.

(2)	Mr. Schneider and Mr. Shaw were appointed to a special committee on November 1, 2023 and each of them receives an annual fee of $10,000, payable monthly, for service on such committee.

(3)	Mr. Shor served as chair of the Compensation Committee until December 6, 2023.

2020 Equity Incentive Plan

On July 30, 2020, we established the 1847 Goedeker Inc. 2020 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) restricted awards, (e) performance share awards, and (f) performance compensation awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of common stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the common stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment – the appreciation value – either in cash or shares of common stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of common stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our common stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our common stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of common stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our common stock.

Administration of the Plan: The Plan is administered by our compensation committee (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our common stock that may be delivered to participants under the Plan is 220,000 (subject to stockholder approval of such increase), subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Code, for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the common stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of common stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Cash Awards: A cash award is an award that may be in the form of cash or shares of common stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 9, 2024 by (i) each of our named executive officers and directors; (ii) all of our current executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 5% of our common stock. Unless otherwise specified, the address of each of the persons set forth below is c/o our company, 1870 Bath Ave, Brooklyn, NY 11214.

Name and Title of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
J.E. “Rick” Bunka, Interim Chief Executive Officer	Common Stock	-	*
Robert D. Barry, Interim Chief Financial Officer and Secretary(3)	Common Stock	1,503	*
Ellery W. Roberts, Executive Chairman(4)	Common Stock	7,951	*
Houman Akhavan, Director(5)	Common Stock	4,194	*
Ellette A. Anderson, Director	Common Stock	508	*
Clark R. Crosnoe, Director(6)	Common Stock	12,944	*
Glyn C. Milburn, Director	Common Stock	554	*
James M. Schneider, Director	Common Stock	3,414	*
G. Alan Shaw, Director	Common Stock	697	*
Edward J. Tobin, Director	Common Stock	19,682	*
All current executive officers and directors (10 persons)	Common Stock	51,447	2.4%

5% Stockholders
Troy Dias(7)	Common Stock	250,020	11.9%
Altium Growth Fund, LP(8)	Common Stock	105,263	4.99%
Cannell Capital LLC(9)	Common Stock	105,263	4.99%
Empery Asset Management, LP(10)	Common Stock	105,263	4.99%
The Vanguard Group(11)	Common Stock	107,398	5.1%

*	Less than 1%

(1)	Amounts reflect the impact of the 1-for-50 reverse stock split that the Company effected on October 20, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.

(2)	A total of 2,109,473 shares of common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of February 9, 2024. For each beneficial owner above, any options held by such person exercisable within 60 days have been included in the denominator.

(3)	Includes 260 shares of common stock held by Mr. Barry’s spouse and 800 shares of common stock issuable upon the exercise of warrants.

(4)	Includes 444 shares held by Cardinal 33 LLC. Mr. Roberts is the Manager of Cardinal 33 LLC and has voting and investment power over the securities held by it. Mr. Roberts disclaims beneficial ownership of the shares held by Cardinal 33 LLC except to the extent of his pecuniary interest, if any, in such shares.

(5)	Includes approximately 2,952 shares of common stock and approximately 1,242 shares of common stock issuable upon the exercise of warrants.

(6)	Includes 11,168 shares held by CRC Investment Fund LP and 1,776 shares held by NM 2018 Trust. Mr. Crosnoe is the managing member and owns 100% of CRC Investment Fund GP, LLC, the general partner of CRC Investment Fund LP, and of CRC Capital LLC, the manager of CRC Investment Fund LP, and has sole voting and investment power over the shares held by CRC Investment Fund LP. Mr. Crosnoe is the investment adviser to NM 2018 Trust and also has a power of attorney to direct purchases and sales of the shares held by it. Mr. Crosnoe disclaims beneficial ownership of the shares held by CRC Investment Fund LP and NM 2018 Trust except to the extent of his pecuniary interest, if any, in such shares.

(7)	Based solely on the information set forth in the Schedule 13G filed by Mr. Dias with the SEC on February 9, 2024. The business address of Mr. Dias is 511 E 26th St, Houston, TX 77008.

(8)	Includes 105,263 shares of Common Stock issuable upon the exercise of warrants, but excludes an additional 16,813 shares of Common Stock issuable upon the exercise of warrants that cannot be exercised due to a beneficial ownership blocker provision in a securities purchase agreement. The beneficial owner cannot exercise warrants to the extent it would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock. Based solely on the information set forth in the Schedule 13G/A filed by Altium Growth Fund, LP (“Altium”), with the SEC on February 14, 2022. Altium is the record and direct beneficial owner of the shares. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own the common shares held by, Altium. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own the common shares held by, Altium. The address of the principal business office of each of the foregoing beneficial owners is 152 West 57th Street, FL 20, New York, NY 10019.

(9)	Includes 99,847 shares of Common Stock and 5,415 shares of Common Stock issuable upon the exercise of warrants, but excludes an additional 97,674 shares of Common Stock issuable on the exercise of warrants that cannot be exercised due to a beneficial ownership blocker provision pursuant to a securities purchase agreement. The beneficial owner cannot exercise warrants to the extent it would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock. Based solely on the information set forth in the Schedule 13G/A filed by Cannell Capital LLC with the SEC on February 14, 2022. J. Carlo Cannell may be deemed to be the beneficial owner of the shares held by Cannell Capital LLC. The address of the business office of each of Cannell Capital LLC and J. Carlo Cannell Is 245 Meriwether Circle, Alta, WY 83414.

(10)	Includes 105,263 shares of Common Stock issuable upon the exercise of warrants, but excludes an additional 63,722 shares of Common Stock issuable upon the exercise of warrants that cannot be exercised due to a beneficial ownership blocker provision in a securities purchase agreement. The beneficial owner cannot exercise warrants to the extent it would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock. Based solely on the information set forth in the Schedule 13G/A filed by Empery Asset Management, LP (“Empery”) with the SEC on January 24, 2022. Empery serves as the investment manager to certain funds holding an aggregate of 168,985 shares of Common Stock. Empery AM GP, LLC, the general partner of Empery, has the power to exercise investment discretion. Each of Empery and Ryan M. Lane and Martin D. Hoe, the managing members of Empery AM GP, LLC, may be deemed to be the beneficial owner of all shares of Common Stock held by such funds. Each of the foregoing disclaims any beneficial ownership of any such shares of Common Stock. The address of each of the foregoing beneficial owners is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020.

(11)	Based solely on the information set forth in the Schedule 13G filed by The Vanguard Group (“Vanguard”) with the SEC on February 9, 2023. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

Transactions with Related Persons

The following is a summary of transactions since the beginning of our 2022 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under the heading “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Management Services Agreement

On April 5, 2019, the Company entered into a management services agreement with 1847 Partners LLC (the “Manager”), a company owned and controlled by Ellery W. Roberts, the Company’s chairman and prior significant stockholder, which was amended effective on August 4, 2020. Pursuant to the offsetting management services agreement, as amended, the Company appointed the Manager to provide certain services to it for a quarterly management fee equal to $62,500; provided, however, that under certain circumstances specified in the management services agreement, the quarterly fee may be reduced if similar fees payable to the Manager by subsidiaries of the Company’s former parent company, 1847 Holdings LLC, exceed a threshold amount.

The Company shall also reimburse the Manager for all costs and expenses of the Company which are specifically approved by the board of directors of the Company, including all out-of-pocket costs and expenses, that are actually incurred by the Manager or its affiliates on behalf of the Company in connection with performing services under the management services agreement. The Company did not pay any expenses for the years ended December 31, 2022 and 2021.

The Company expensed management fees of $0.06 and $0.18 million for the three and nine months ended September 30, 2023 and 2022, respectively. The Company expensed management fees of $0.25 million for each of the years ended December 31, 2022 and 2021, respectively.

Leonite Securities Purchase Agreement

On April 5, 2019, our Company, 1847 Goedeker Holdco Inc. (“Holdco”) (our direct parent company at such time) and 1847 Holdings (Holdco’s parent company at such time) entered into a securities purchase agreement with Leonite Capital LLC (“Leonite”) (the “Leonite Securities Purchase Agreement”), pursuant to which our Company, Holdco and 1847 Holdings issued to Leonite a secured convertible promissory note (the “Secured Note”) in the aggregate principal amount of $714,286. As additional consideration for the purchase of the Secured Note, (i) 1847 Holdings issued to Leonite 50,000 common shares (valued at $137,500), (ii) 1847 Holdings issued to Leonite a five-year warrant to purchase 200,000 common shares at an exercise price of $1.25 per share (subject to adjustment), which may be exercised on a cashless basis, and (iii) Holdco issued to Leonite shares of common stock equal to a 7.5% non-dilutable interest in Holdco. As of December 31, 2019, the balance of the note was $584,943. As a result of this transaction, Leonite became a related party.

On May 11, 2020, the Company, Holdco, 1847 Holdings and Leonite entered into a first amendment to Secured Note, pursuant to which the parties agreed (i) to extend the maturity date of the Secured Note to October 5, 2020, (ii) that our failure to repay the Secured Note on the original maturity date of April 5, 2020 shall not constitute and event of default under the note and (iii) to increase the principal amount of the Secured Note by $207,145, as a forbearance fee.

In connection with the amendment, (i) 1847 Holdings issued to Leonite another five-year warrant to purchase 200,000 common shares at an exercise price of $1.25 per share (subject to adjustment), which may be exercised on a cashless basis and (ii) upon closing of 1847 Holdings’ acquisition of Asien’s Appliance, Inc., 1847 Holdings’ wholly owned subsidiary 1847 Asien Inc. issued to Leonite shares of common stock equal to a 5% interest in 1847 Asien Inc.

Under the Secured Note, Leonite had the right at any time at its option to convert all or any part of the outstanding and unpaid principal amount and accrued and unpaid interest of the note into fully paid and non-assessable common shares or any shares of capital stock or other securities of 1847 Holdings into which such common shares may be changed or reclassified.

On May 4, 2020, Leonite converted $100,000 of the outstanding balance of the Secured Note into 100,000 common shares of 1847 Holdings. On July 24, 2020, Leonite converted $50,000 of the outstanding balance of the Secured Note into 50,000 common shares of 1847 Holdings.

On August 4, 2020, we used a portion of the proceeds from our initial public offering to repay the note in full.

On September 2, 2020, 1847 Holdings and Leonite entered into an amendment to the warrant issued on April 5, 2019, pursuant to which the warrant was amended to allow for the exercise of the warrant for 180,000 common shares of 1847 Holdings in exchange for Leonite’s surrender of the remaining 20,000 common shares underlying that warrant, as well as all 200,000 common shares underlying the second warrant issued to Leonite on May 11, 2020. On September 18, 2020, Leonite exercised the warrant in accordance with the foregoing for 180,000 common shares of 1847 Holdings. As a result, both warrants have terminated.

DMI Cooperative

The Company is a member of Dynamic Marketing, Inc. (“DMI”), an appliance purchasing cooperative. DMI purchases consumer electronics and appliances at wholesale prices from various vendors, and then makes such products available to its members, including the Company, who sell such products to end consumers. DMI’s purchasing group arrangement provides its members, including the Company, with leverage and purchasing power with appliance vendors, and increases our ability to compete with competitors, including big box appliance and electronics retailers. We own an approximate 5% interest in the cooperative. Additionally, Albert Fouerti, our former Chief Executive Officer, was on the board of DMI until November 2022. As such, DMI is deemed to be a related party for fiscal year 2022.

During the years ended December 31, 2022 and 2021, total purchases from DMI, net of holdbacks, were $255.9 million and $177.8 million, respectively. At December 31, 2022, deposits at DMI totaled $25.0 million and the vendor rebate due from DMI were $5.8 million. At December 31, 2021, vendor rebate deposits, net, due from DMI were $12.2 million and vendor rebates receivable were $5.8 million.

Related Party Leases

On May 31, 2019, our subsidiary YF Logistics LLC entered into a sublease agreement with DMI for our warehouse space in Hamilton, New Jersey. The initial term of the sublease was for a period commencing on June 1, 2019 and terminating on April 30, 2020, with automatic renewals for successive one year terms until the earlier of (i) termination by either upon thirty (30) days’ prior written notice or (ii) April 30, 2024. The sublease provides for a base rent equal to 71.43% of the base rent paid by DMI under its lease for the premises, plus 71.43% of any taxes, operating expenses, additional charges or any other amounts due by DMI, for a total of $56,250 per month.

On June 2, 2021, our subsidiary 1 Stop Electronics Center, Inc. (“1 Stop”) entered into a lease agreement with 1870 Bath Ave. LLC, an entity that is owned by Albert Fouerti, our former Chief Executive Officer, and Elie Fouerti, our former Chief Operating Officer, for our premises located at 1870 Bath Avenue, Brooklyn, New York. The lease is for a term of ten years and provides for a base rent of $74,263 per month during the first year with annual increases to $96,896.37 during the last year of the term. 1 Stop is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. The initial right-of-use (“ROU”) asset and liability associated with this lease is $8.4 million.

On June 2, 2021, our subsidiary Joe’s Appliances LLC entered into a lease agreement with 812 5th Ave Realty LLC, an entity that is owned by Albert Fouerti, our former Chief Executive Officer, and Elie Fouerti, our former Chief Operating Officer, for our premises located at 7812 5th Avenue, Brooklyn, New York. The lease is for a term of ten years and provides for a base rent of $6,365.40 per month during the first year with annual increases to $8,305.40 during the last year of the term. Joe’s Appliances LLC is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. The initial ROU asset and liability associated with this lease is $0.7 million.

On March 15, 2022, the Company entered into a lease agreement by and between the Company and 8780 19 Ave LLC (“Landlord”), a New York limited liability company owned by Albert Fouerti, our former Chief Executive Officer, and Elie Fouerti, our former Chief Operating Officer, for the lease of a new office building located in Brooklyn, New York. The lease commenced on March 1, 2022 and shall expire on December 31, 2026. The Company has the option to extend the term of the lease for one additional term of five years. The premises of the lease contain approximately 5,835 rentable square feet. Under the terms of the lease, the Company will lease the premises at the monthly rate of $22,000 for the first year, with scheduled annual increases. The Company received a four-month rent concession so that its first rental payment became due on or before July 1, 2022. The Company contended that the lease required the Landlord do certain work at Landlord’s expense to improve the building at a cost of approximately $1.2 million. Landlord refused to pay for this work, contending that this expense was the Company’s responsibility. In addition, the total remaining amount due on the lease at December 31, 2022 was approximately $1.2 million. Landlord contended that the Company was in default of the lease for failing to pay rent. The Company disagreed that its rent obligations had been triggered and further contended that Landlord violated the lease by failing to pay for the work. On August 23, 2023, the Company entered into a lease termination agreement with Landlord. Under the terms of the termination agreement, the Company was relieved of its obligations under the lease and agreed to terminate its claims for reimbursement of the improvements it made to the building and to pay $100,000.

On November 20, 2023, 1 Stop (d/b/a 1 Stop Computer and Cameras) entered into a sublease agreement with DMI (the “Sublease”) to lease approximately 232,640 rentable square feet (the “Premises”) of certain premises located at 1369 Lamberton Road, Hamilton Township, New Jersey (the “Lamberton Road Premises”). The Company expects to use the Premises for warehouse, storage, distribution and shipping facility, including related ancillary management and administrative offices, purposes. The term of the Sublease will commence on January 1, 2024, subject to HRP Mercer Urban Renewal, LLC, a New Jersey limited liability company and the ultimate landlord of the Premises, having consented to the Sublease and the satisfaction of other customary closing conditions. The Sublease provides that it will expire on September 30, 2030 (the “Term”) unless terminated earlier pursuant to its terms. The cumulative obligations payable by the Company over the Term total approximately $27 million (the “Base Rent”). In addition to the Base Rent, the Company will also be responsible for its proportionate share of the Lamberton Road Premises’ taxes and operating expenses.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified. We also maintain an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

DESCRIPTION OF SECURITIES

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 220,000,000 shares of capital stock, par value $0.0001 per share, of which (i) 200,000,000 shares are designated as common stock and (ii) 20,000,000 shares are designated as preferred stock.

As of February 2, 2024, there were 2,109,473 shares of our common stock outstanding held by 44 stockholders of record. On October 20, 2023 we effected a 1-for-50 reverse stock split of the issued and outstanding shares of our common stock. Except as otherwise indicated, all of the common stock information in this prospectus gives effect to the reverse stock split.

Common Stock

As of February 2, 2024, there were 2,109,473 shares of our common stock outstanding.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our Certificate of Incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

Other Rights. Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock.

Preferred Stock

Our Certificate of Incorporation authorizes our board to issue up to 20,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the Pre-funded Warrants being offered in this offering. The following description is subject in all respects to the provisions contained in the Pre-funded Warrants, a form of which is an exhibit to this Registration Statement.

Form

The Pre-funded Warrants will be issued as individual warrant agreements to the purchasers.

Term

The Pre-funded Warrants will not expire until they are fully exercised.

Exercisability

The Pre-funded Warrants are exercisable at any time until they are fully exercised. The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment of the exercise price. No fractional shares of common stock will be issued in connection with the exercise of a Pre-funded Warrant. The holder of the Pre-funded Warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the Pre-funded Warrants in shares of common stock determined according to the formula set forth in the Pre-funded Warrant.

Exercise Limitations

Under the terms of the Pre-funded Warrants, we may not effect the exercise of any such warrant, and a holder will not be entitled to exercise any portion of any such warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to us subject to the terms of such warrants, provided that such percentage may in no event exceed 9.99%.

Exercise Price

The exercise price of our shares of common stock purchasable upon the exercise of the Pre-funded Warrants is $0.001 per share. The exercise price of the Pre-funded Warrants and the number of shares of common stock issuable upon exercise of the Pre-funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock, as well as upon any distribution of assets, including cash, stock or other property, to our stockholders.

Transferability

Subject to applicable laws, the Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing

We do not intend to list the Pre-funded Warrants on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of common stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants. Notwithstanding the foregoing, in the event of a fundamental transaction where the consideration consists solely of cash, solely of marketable securities or a combination of cash and marketable securities, then each Pre-funded Warrant shall automatically be deemed to be exercised in full in a cashless exercise effective immediately prior to and contingent upon the consummation of such fundamental transaction.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of common stock, the holder of a Pre-funded Warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until such holder exercises the Pre-funded Warrant.

Warrants

Representative’s IPO Warrants

On August 4, 2020, the Company issued warrants for the purchase of 1,111 shares of common stock to affiliates of the representative in its initial public offering. These warrants are exercisable at any time and from time to time, in whole or in part, until July 30, 2025, at an exercise price of $562.50 per share (subject to customary adjustments), and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement.

Private Placement Warrants

On March 19, 2021, the Company issued four-year warrants to purchase an aggregate of 8,000 shares of common stock to two investors. These warrants are exercisable at any time and from time to time, in whole or in part, at an exercise price of $600.00 per share (subject to customary adjustments) and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement. Holders of these warrants do not have the right to exercise any warrants to the extent that, after giving effect to the exercise of the warrant, the holder (together with the holder’s affiliates and any persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own over 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the warrant. The holder may, upon not less than 61 days prior notice to us, increase or decrease such limitation, provided that such limitation in no event exceeds 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the warrant. Additionally, the holders of the private placement warrants were granted piggy-back registration rights with respect to the shares issuable upon exercise of the warrants.

Public Warrants

On June 2, 2021, the Company issued warrants to purchase 1,862,222 shares of common stock in a public offering. These warrants are exercisable immediately and expire on June 2, 2026, which is five years from the date of issuance. The warrants have an exercise price of $112.50 per share, subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common stock or upon any distributions of assets, including cash, stock or other property to stockholders, and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement. Holders of the public warrants will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to the Company.

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Anti-takeover Effects of Delaware Law and Charter Provisions

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which prohibits a publicly-held Delaware corporation from engaging in a business combination, except under certain circumstances, with an interested stockholder.

Our Certificate of Incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management.

Our Certificate of Incorporation authorizes our board of directors to issue up to 20,000,000 shares of preferred stock without further stockholder approval. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Our bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our bylaws provide that no member of our board of directors may be removed from office by our stockholders without cause and, in addition to any other vote required by law, upon the approval of not less than the majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Renunciation of Business Opportunity Doctrine

Our Certificate of Incorporation provides that we renounce, to the fullest extent permitted by law, any interest or expectancy in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any of our directors who is not an employee of ours, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is our employee (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as our director.

Stock Exchange Listing

Our common stock is traded on the NYSE American under the symbol “POL.”

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, 22nd Floor, New York, NY 10005.

UNDERWRITING

ThinkEquity LLC (“ThinkEquity” or the “representative”), is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated , 2024 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of securities next to its name in the following table:

Underwriter	Number of Shares of Common Stock	Number of Pre-Funded Warrants
ThinkEquity LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock and/or Pre-Funded Warrants offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by its counsel and other conditions specified in the underwriting agreement. The shares of common stock and/or Pre-Funded Warrants are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock and/or Pre-Funded Warrants offered by this prospectus if any such shares of common stock and/or Pre-Funded Warrants are taken, other than those shares of common stock and/or Pre-Funded Warrants covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted a 45-day option to the representative of the underwriters to purchase up to          additional shares of our common stock and/or Pre-Funded Warrants at a public offering price of $         per share (or $         per Pre-Funded Warrant), solely to cover over-allotments, if any. The representative of the underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares of common stock and/or Pre-Funded Warrants by the underwriters in excess of the total number of shares of common stock and/or Pre-Funded Warrants set forth in the table above. If any of these additional shares and/or Pre-Funded Warrants are purchased, the underwriters will offer the additional shares and/or Pre-Funded Warrants on the same terms as those on which those securities are being offered.

Discounts and Commissions

The representative has advised us that the underwriters propose initially to offer the shares of common stock and/or Pre-Funded Warrants to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $         per share of common stock and $         per Pre-Funded Warrant. If all of the shares of common stock and/or Pre-Funded Warrants offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the underwriter.

	Per Share	Per Pre-Funded Warrant	Total Without Over-allotment Option	Total With Over-allotment Option
Public offering price	$	$	$	$
Underwriting discount (7%)	$	$	$	$
Non-accountable expenses (1%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

We have paid an expense deposit of $35,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the underwriters’ expenses relating to the offering, including (a) filing fees and communication expenses relating to the registration of the securities to be sold in the offering with the SEC; (b) filing fees associated with the review of the offering by FINRA; (c) all fees and expenses relating to the listing of such shares of common stock on the NYSE American, including any fees charges by The Depository Trust Company for new securities; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed $2,500 in the aggregate; (e) all fees, expenses and disbursements relating to the registration or qualification of such securities under the “blue sky” securities laws of such states, if applicable, and other jurisdictions as the representative may reasonably designate; (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of such securities under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (h) the costs and expenses of a public relations firm; (i) the costs of preparing, printing and delivering certificates representing the securities; (j) fees and expenses of the transfer agent for the shares of common stock and any warrant agent for the Pre-Funded Warrants; (k) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the representative; (l) the costs associated with post-closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (m) fees and expenses of the Company’s accountants, legal counsel and other agents and representatives; (n) fees and expenses of the underwriters’ legal counsel not to exceed $125,000; (o) the $29,500 cost associated with the use of book building, prospectus tracking and compliance software for the offering; (p) $10,000 for data services and communications expenses; and (q) up to $20,000 of the representative’s actual accountable “road show”, market making and trading, and clearing firm settlement expenses for the offering.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $325,000.

Upon closing of this offering, we have agreed to issue to the representative as compensation warrants to purchase up to                 (or                 if the over-allotment option is exercised in full) shares of common stock (5% of the aggregate number of shares of common stock and/or Pre-Funded Warrants sold in this offering (the “representative’s warrants”). The representative’s warrants will be exercisable at a per share exercise price equal to $(125% of the public offering price per share in this offering). The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-one-half-year period beginning 180 days from the commencement of sales of the securities issued in this offering.

The representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to applicable FINRA Rules. The representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period beginning 180 days from the commencement of sales of the securities issued in this offering. In addition, the warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we and our executive officers and directors have agreed, without the prior written consent of the representative of the underwriters not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of four months after the date of this prospectus in the case of our directors and executive officers and for a period of three months after the date of this prospectus in the case of the Company and any successor of the Company and certain stockholders.

Right of First Refusal

In addition, for a period of nine (9) months from the date of the closing of this offering, we agreed to grant to the representative, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such nine (9) months period for the Company, or any successor to or any subsidiary of the Company, on terms customary to the representative; provided, however, that the foregoing shall not prevent us from engaging Jefferies LLC, or any affiliate of Jefferies LLC, to act as book-runner, manager, placement agent or agent for any non-equity or equity-linked financing of any indebtedness or refinancing of any indebtedness of the Company (each such financing or refinancing, a “Permitted Offering”), provided that we provide the terms of any such Permitted Offering to the representative at least two business days prior to the earlier to occur of the signing of a term sheet, binding agreement or its closing. The representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Market Listing

Our common stock is listed on the NYSE American under the symbol “POL.” There is no established trading market for the Pre-Funded Warrants and we do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Determination of Offering Price

The public offering price of the shares of our common stock and Pre-Funded Warrants that we are offering was negotiated between us and the representative based on, among other things, the trading price of our common stock prior to the offering. Other factors considered in determining the public offering price of the shares of our common stock and Pre-Funded Warrants include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Relationships

From time to time, certain of the underwriters and/or their respective affiliates may have provided, and may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of its business, certain of the underwriters and their respective affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriters and their respective affiliates may at any time hold long or short positions in such securities or loans.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares and/or Pre-Funded Warrants than are set forth on the cover page of this prospectus. This creates a short position in our common stock and/or Pre-Funded Warrants for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock and/or Pre-Funded Warrants over-allotted by the underwriters is not greater than the number of shares of common stock and/or Pre-Funded Warrants that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock and/or Pre-Funded Warrants involved is greater than the number of shares common stock and/or Pre-Funded Warrants in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock and/or Pre-Funded Warrants in this offering because the underwriters repurchase the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock and/or Pre-Funded Warrants , or the possession, circulation or distribution of this prospectus or any other material relating to us or our securities any jurisdiction where action for that purpose is required.

Accordingly, our common stock and/or Pre-Funded Warrants may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our common stock and/or Pre-Funded Warrants may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a “Relevant Member State”, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date”, our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our securities may be made to the public in that Relevant Member State at any time:

➢	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

➢	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

➢	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5)of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, the relevant persons).

This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Canada

The offering of our common stock and/or Pre-Funded Warrants in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where our common stock and/or Pre-Funded Warrants may be offered and sold, and therein may only be made with investors that are purchasing, or deemed to be purchasing, as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any offer and sale of our common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein our common stock is offered and/or sold or, alternatively, where such registration is not required.

Any resale of our common stock and/or Pre-Funded Warrants by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which require resales to be made in accordance with an exemption from, or in a transaction not subject to, prospectus requirements under applicable Canadian securities laws. These resale restrictions may under certain circumstances apply to resales of the common stock and/or Pre-Funded Warrants outside of Canada.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Upon receipt of this prospectus, each Québec investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur québecois confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by McDermott Will & Emery LLP, New York, New York. Loeb & Loeb LLP is acting as counsel for the underwriter.

EXPERTS

Our consolidated financial statements as of December 31, 2022 and 2021 have been included herein and in the registration statement in reliance upon the report of Sadler, Gibb & Associates, LLC, our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at www.polished.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Polished.com Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Polished.com Inc. (“the Company”) as of December 31, 2022 and 2021 (As Restated), the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 (As Restated), and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2021 consolidated financial statements to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Sadler, Gibb & Associates, LLC

We have served as the Company’s auditor since 2022.

Draper, UT

July 31, 2023 (February 12, 2024, as to the effects of the reverse stock split described in Note 2).

POLISHED.COM INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,	December 31,
	2022	2021
		(As Restated)
ASSETS

Current Assets
Cash and cash equivalents	$19,549	$25,724
Restricted cash	950	8,067
Receivables, net	26,650	23,531
Vendor deposits	25,022	12,200
Merchandise inventory, net	41,766	52,393
Prepaid expenses and other current assets	11,217	5,980

Total Current Assets	125,154	127,895

Property and equipment, net	5,075	4,585
Operating lease right-of-use assets	11,688	14,937
Derivative instruments	3,178	-
Goodwill	106,173	191,614
Intangible assets, net	10,296	44,212
Deferred tax asset	1	-
Other long-term assets	349	349

TOTAL ASSETS	$261,914	$383,592

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$81,537	$82,799
Customer deposits	7,292	28,815
Current portion of notes payable, net	6,628	7,910
Current portion of finance lease liabilities	112	65
Current portion of operating lease liabilities	3,726	3,874
Contingent note payable	-	198

Total Current Liabilities	99,295	123,661

Notes payable, net of current portion	90,816	48,559
Finance lease liabilities, net of current portion	225	121
Operating lease liabilities, net of current portion	9,013	12,493
Deferred tax liability, net	-	8,407

TOTAL LIABILITIES	199,349	193,241

Stockholders’ Equity
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of December 31, 2021 and 2020	-	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 2,104,558 and 2,127,747 shares issued and outstanding as of December 31, 2022 and 2021	1	1
Additional paid-in capital	222,837	224,658
Accumulated deficit	(160,273)	(34,308)

TOTAL STOCKHOLDERS’ EQUITY	62,565	190,351

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$261,914	$383,592

The accompanying notes are an integral part of these consolidated financial statements

POLISHED.COM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the Years Ended
	December 31,
	2022	2021
		(As Restated)

Product sales, net	$534,474	$345,725
Cost of goods sold	444,957	275,922
Gross profit	89,517	69,803

Operating Expenses
Personnel	28,800	21,745
Advertising	25,461	11,961
Bank and credit card fees	18,776	13,599
Depreciation and amortization	11,456	6,557
Impairment of goodwill and intangible assets	109,140	-
Loss on abandonment of right-of-use asset	-	1,437
General and administrative	24,226	16,958

Total Operating Expenses	217,859	72,257

LOSS FROM OPERATIONS	(128,342)	(2,454)

Other Income (Expenses)
Interest income	518	95
Adjustment in value of contingency	(2)	(9)
Interest expense	(3,940)	(3,682)
Gain on change in fair value of derivative instruments	3,178	-
Loss on settlement of debt	(3,240)	(1,748)
Other income	(2,546)	318

Total Other Expenses	(6,032)	(5,026)

NET LOSS BEFORE INCOME TAXES	(134,374)	(7,480)

INCOME TAX (EXPENSE) BENEFIT	8,409	(102)

NET LOSS	$(125,965)	$(7,582)

NET LOSS PER COMMON SHARE – BASIC AND DILUTED	$(59.17)	$(5.87)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
BASIC AND DILUTED	2,128,734	1,290,566

The accompanying notes are an integral part of these consolidated financial statements

POLISHED.COM INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 2021	122,224	$1	$13,409	$(26,726)	$(13,316)

Issuance of warrants with debt	-	-	1,340	-	1,340
Issuance of common stock in the acquisition of Appliances Connection	117,920		12,264	-	12,264
Issuance of common stock and warrants in connection with a public offering	1,862,222		194,398	-	194,398
Issuance of common stock through equity incentive awards	4,336	-	555	-	555
Issuance of common stock in connection with exercise of warrants	21,045	-	2,368	-	2,368
Stock-based compensation	-	-	324	-	324
Net loss for the year ended December 31, 2021	-	-	-	(7,582)	(7,582)

Balance at December 31, 2021 (As Restated)	2,127,747	$1	$224,668	$(34,308)	$190,351

Issuance of common stock to directors	1,395	-	-	-	-
Purchase of and subsequent retirement of treasury stock	(24,584)	-	(2,000)	-	(2,000)
Stock compensation expense	-	-	179	-	179
Net loss for the year-ended December 31, 2022	-	-	-	(125,965)	(125,965)
Balance at December 31, 2022	2,104,558	1	222,837	(160,273)	62,565

The accompanying notes are an integral part of these consolidated financial statements

POLISHED.COM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended
	December 31,
	2022	2021
		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(125,965)	$(7,582)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of goodwill and intangible assets	109,140	-
Gain on change in fair value of derivative	(3,178)	-
Depreciation and amortization	11,456	6,557
Amortization of debt discount	515	1,042
Stock-based compensation	179	879
Inventory reserve	946	418
Bad debt expense	415	767
Loss on settlement of debt	3,240	1,748
Loss on abandonment of right-of-use asset	-	1,437
Adjustment in value of contingency	2	9
Deferred tax benefit	(8,409)	(368)
Non-cash lease expense	3,249	1,639
Changes in operating assets and liabilities:
Receivables	(3,533)	(5,159)
Vendor deposits	(12,823)	(1,652)
Merchandise inventory	9,681	(26,580)
Prepaid expenses and other assets	(5,238)	(3,448)
Accounts payable and accrued expenses	(1,208)	24,385
Customer deposits	(21,523)	(10,855)
Operating lease liabilities	(3,627)	(1,565)
Net cash used in operating activities	(46,681)	(18,328)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,420)	(1,899)
Cash paid to sellers in acquisition of Appliances Connection, net of cash acquired	-	(201,515)
Cash paid to sellers in acquisition of Appliance Gallery	-	(1,420)
Net cash used in investing activities	(1,420)	(204,834)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from public equity offering	-	194,398
Proceeds from exercise of warrants	-	2,368
Proceeds from notes payable	43,045	60,833
Repayments of notes payable	(5,927)	(10,528)
Repayments of convertible notes payable	(200)	-
Repayments of finance lease liabilities	(109)	(30)
Purchase of treasury stock	(2,000)	-
Net cash provided by financing activities	34,809	247,041

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(13,292)	23,879
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	33,791	9,912

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	$20,499	$33,791

Cash, cash equivalents, and restricted cash consist of the following:
End of the year
Cash and cash equivalents	$19,549	$25,724
Restricted cash	950	8,067

	$20,499	$33,791

Cash, cash equivalents, and restricted cash consist of the following:
Beginning of the year
Cash and cash equivalents	$25,724	$935
Restricted cash	8,067	8,977

	$33,791	$9,912

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$4,161	$1,795
Cash paid for income taxes	$5,073	$2,483

NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets and liabilities assumed	-	14,520
Financed purchases of property and equipment	308	-
Settlement of notes payable and interest in issuance of new note	55,851	-
Debt discount on notes payable from OID	1,104	2,310
Debt discount on notes payable from warrants	-	1,340
Stock issued in the acquisition of Appliances Connection	-	12,264
Due to seller (consideration) settled by vendor deposits	-	5,000
Net assets acquired in the acquisition of Appliances Connection	-	38,955
Net assets acquired in the acquisition of Appliance Gallery	-	252

The accompanying notes are an integral part of these consolidated financial statements

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

1847 Goedeker Inc. (“1847 Goedeker”) was formed under the laws of the State of Delaware on January 10, 2019 for the sole purpose of acquiring the business of Goedeker Television Co., a Missouri corporation (“Goedeker Television”) Prior to the acquisition, the Company did not have any operations other than operations relating to its incorporation and organization. On July 20, 2022, the 1847 Goedeker amended the Certificate of Incorporation changing its name to Polished.com Inc. (“Polished.com”).

On October 20, 2020, 1847 Goedeker formed Appliances Connection Inc. (“ACI”) as a wholly owned subsidiary in the State of Delaware. On June 2, 2021, ACI acquired all of the issued and outstanding capital stock or other equity securities of 1 Stop Electronics Center, Inc., a New York corporation (“1 Stop”), Gold Coast Appliances, Inc., a New York corporation (“Gold Coast”), Superior Deals Inc., a New York corporation (“Superior Deals”), Joe’s Appliances LLC, a New York limited liability company (“Joe’s Appliances”) and YF Logistics LLC, a New Jersey limited liability company (“YF Logistics,” and collectively with 1 Stop, Gold Coast, Superior Deals, and Joe’s Appliances, “Appliances Connection”).

On July 6, 2021, 1847 Goedeker formed AC Gallery Inc. (“AC Gallery”) as a wholly owned subsidiary in the State of Delaware.

On July 29, 2021, AC Gallery acquired substantially all the assets and assumed substantially all the liabilities of Appliance Gallery, Inc., a retail appliance store in Largo, Florida (“Appliance Gallery”). As a result of this transaction, AC Gallery acquired the former business of Appliance Gallery and continues to operate this business.

Polished.com and its consolidated subsidiaries (collectively, the “Company,” “we,” “us,” or “our”) operate a content-driven and technology-enabled shopping destination for appliances, furniture and home goods. With warehouse fulfillment centers in the Northeast and Midwest, as well as showrooms in Brooklyn, New York, and Largo, Florida, the Company offers one-stop shopping for national and global brands. The Company carries many household name-brands, including Bosch, I, Frigidaire Pro, Whirlpool, LG, and Samsung, and also carries many major luxury appliance brands such as Miele, Thermador, La Cornue, Dacor, Ilve, Jenn-Air and Viking, among others. The Company also sells furniture, fitness equipment, plumbing fixtures, televisions, outdoor appliances, and patio furniture, as well as commercial appliances for builder and business clients.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented in US dollars.

Principles of Consolidation

The consolidated financial statements include our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The Company does not have a majority or minority interest in any other company, either consolidated or unconsolidated.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of and during the reported period of the consolidated financial statements. Actual results could differ from those estimates. We evaluate our estimates and assumptions on an ongoing basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The Company maintains deposits in several financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Cash and cash equivalents include: (1) currency on hand, (2) demand deposits with banks or financial institutions, (3) other kinds of accounts that have the general characteristics of demand deposits, and (4) short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents. Other payment methods that take more time to settle are classified as receivables.

At December 31, 2022, restricted cash includes $0.2 million to secure a vendor letter of credit and $0.75 million withheld by credit card processors as security for the Company’s customer refund claims and credit card chargebacks. The cash pledged to secure the letter of credit will be released when the vendor offers the Company credit terms, and the cash held by credit card processors will be released at the discretion of the credit card companies.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Revenue Recognition and Cost of Revenue

The Company records revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Substantially all the Company’s sales are to individual retail consumers (homeowners), builders and designers. The Company’s performance obligation is to deliver the customer’s order. Each customer order generally contains only one performance obligation based on the merchandise sale to be delivered, at which time revenue is recognized.

Control of the delivery transfers to customers when the customer can direct the use of, and obtain substantially all the benefits from, the Company’s products, which generally occurs when the customer assumes the risk of loss. The risk of loss shifts to the customer at different times depending on the method of delivery. The Company delivers products to its customers in three possible ways. The first way is through a shipment of the products through a third-party carrier from the Company’s warehouse to the customer (a “Company Shipment”). The second way is through a shipment of the products through a third-party carrier from a warehouse other than the Company’s warehouse to the customer (a “Drop Shipment”) and the third way is where the Company itself delivers the products to the customer and often also installs the product (a “Local Delivery”). In the case of a Local Delivery, the Company loads the product on its own or contracted trucks and delivers and installs the product at the customer’s location. When a product is delivered through a Local Delivery, risk of loss passes to the customer at the time of installation and revenue is recognized upon installation at the customer’s location. In the case of a Company Shipment and a Drop Shipment, the delivery to the customer is made free on board, or FOB, shipping point (whether from the Company’s warehouse or a third party’s warehouse). Therefore, risk of loss and title transfers to the customer once the products are shipped (i.e., leaves the Company’s warehouse or a third-party’s warehouse). After shipment and prior to delivery, the customer is able to redirect the product to a different destination, which demonstrates the customer’s control over the product once shipped. Once the risk of loss has shifted to the customer, the Company has satisfied its performance obligation and the Company recognizes revenue.

The Company agrees with customers on the selling price of each transaction. This transaction price is generally based on the agreed upon sales price. In the Company’s contracts with customers, it allocates the entire transaction price to the sales price, which is the basis for the determination of the relative standalone selling price allocated to each performance obligation. Any sales tax, value added tax, and other tax the Company collects concurrently with revenue-producing activities are excluded from revenue.

We offer promotional financing and credit cards issued by third-party banks that manage and directly extend credit to our customers. The banks are the sole owners of the accounts receivable generated under the program and, accordingly, we do not hold any customer receivables related to these programs and act as an agent in the financing transactions with customers. We frequently offer sales incentives that entitle our customers to discounts at the time of purchase (if 3rd party financing is obtained or a seasonal sale discounts). This is not a performance obligation but is recognized as a reduction of the transaction price when the transaction occurs.

The Company also sells extended warranty contracts, acting as an agent for the warranty company and earns a commission on the warranty contracts purchased by customers; therefore, the cost of the warranty contracts is netted against warranty revenue in the accompanying consolidated statements of operations. The Company assumes no liability for repairs to products on which it has sold a warranty contract or products for which no warranty is sold, as the warranty obligations associated with the sale of our products are assurance-type warranties that are a guarantee of the product’s intended functionality and, therefore, do not represent a distinct performance obligation within the context of the contract.

Sales returns are estimated based on historical return levels and our expectation of future returns. We also recognize a return asset, and corresponding adjustment to cost of sales, for our right to recover the goods returned by the customer, measured at the former carrying amount of the goods, less any expected recovery cost. At each financial reporting date, we assess our estimates of expected returns, refund liabilities, and return assets.

Customer deposits ‒ Includes amounts collected from customers when an order is placed. The deposits are recognized as revenue when the order is shipped to the customer, or they are refunded by the Company in the event of an order cancellation. As of December 31, 2022, and 2021, customer deposits amounted to $7.3 million and $28.8 million, respectively.

Cost of revenue ‒ Includes the cost of purchased merchandise plus the cost of shipping merchandise and where applicable installation, net of promotional rebates and other incentives received from vendors. Vendor allowances primarily consist of volume rebates that are earned as a result of attaining certain purchase levels and advertising allowances for the promotion of vendors’ products that are typically based on guaranteed minimum amounts with additional amounts being earned for attaining certain purchase levels. These vendor allowances are accrued as earned, with those allowances received as a result of attaining certain purchase levels accrued over the incentive period based on estimates of purchases. Volume rebates and certain advertising allowances reduce the carrying cost of inventory and are recognized in cost of sales when earned.

Shipping and Handling ‒ The Company invoices its customers for shipping and handling charges associated with luxury appliance sales and premium services like “white glove” delivery. For standard delivery, also known as “curb” delivery, the cost of shipping and handling is already included in the quoted price provided to the customer. Irrespective of the delivery option chosen by the customer, the cost of shipping and handling is included in cost of sales.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Advertising ‒ Costs for advertising are expensed as incurred and include direct response performance marketing costs, such as paid search advertising, social media advertising, and search engine optimization. For the years ended December 31, 2022 and 2021, advertising expenses amounted to $25.5 million and $12.0 million, respectively.

Receivables

Receivables consists of customer’s balance payments for which the Company extends credit to certain homebuilders and designers based on prior business relationships, and vendor rebate receivables. Vendor rebate receivables represent amounts due from manufacturers from whom the Company purchases products. Rebate receivables are stated at the amount that management expects to collect from manufacturers (vendors). Rebates are calculated on product and model sales programs from specific vendors. The rebates are paid at intermittent periods either in cash or through issuance of vendor credit memos, which can be applied against vendor accounts payable. Based on the Company’s assessment of the credit history with its manufacturers, it has concluded that there should be no allowance for uncollectible accounts for vendor rebates.

The Company maintains an allowance for doubtful accounts, which is established based on estimated losses expected to be incurred in the collection of accounts receivable. As of December 31, 2022 and 2021, the balance of the allowance was $1.5 million and $1.0 million, respectively. The Company had no significant concentrations of receivables balances as of December 31, 2022, and 2021.

Merchandise Inventory

Inventory consists of finished products acquired for resale and is stated at the lower of cost (on an average cost basis) or net realizable value. The Company conducts regular evaluations of the inventory value and performs write-downs based on its estimates of market conditions. As of December 31, 2022 and 2021, the Company determined that an obsolescence allowance of $1.8 million and $0.8 million, respectively, was necessary.

Property and Equipment

Property and equipment are stated at their historical cost. Maintenance and repair expenses of property and equipment are expensed in operations as incurred. Leasehold improvements are amortized over the lesser of the base term of the lease or estimated life of the leasehold improvements.

Depreciation is computed using the straight-line method over estimated useful lives as follows:

Useful Life (Years)

Equipment	5
Warehouse equipment	2-7
Furniture and fixtures	1-3
Transportation equipment	1-5
Leasehold improvements	2-5
Showroom inventory	5

Intangible Assets

The Company’s definite-lived intangible assets primarily consisted of marketing-related and customer relationships which are being amortized over their estimated useful lives, or 5 years.

The Company periodically evaluates the reasonableness of the useful lives of these assets. Once these assets are fully amortized, they are removed from the accounts. The Company has no intangibles with indefinite lives.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of tangible and identifiable intangible net assets acquired and the liabilities assumed in a business combination. Substantially all of the Company’s goodwill was recognized in the purchase price allocations when the Company was acquired in 2019 and when ACI was acquired in June 2021. Goodwill is not subject to amortization; instead, it is tested for impairment at the reporting unit level annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In conducting the impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. We currently operate as a single reporting unit.

When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that carrying value exceeds its fair value, we perform a quantitative goodwill impairment test. Under the quantitative goodwill impairment test, if our reporting unit’s carrying amount exceeds its fair value, we will record an impairment charge based on that difference.

The Company conducts its annual goodwill impairment test on December 31 or whenever an indicator of impairment exists. As a result of the quantitative impairment assessment, the carrying value of the single reporting unit exceeded its fair value, and the Company recorded $85.4 million of non-cash goodwill impairment charge during the year ended December 31, 2022. At December 31, 2021, there was no impairment of goodwill.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets such property and equipment, right-of-use (“ROU”) assets, and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, a significant decline in revenue or adverse changes in the economic environment. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group’s carrying amount and its estimated fair value.

During the fourth quarter of 2022, the Company recognized an impairment charge of $23.7 million related to our marketing-related and customer relationships intangible assets, which is primarily composed of intangible assets recognized in the acquisition of ACI. During 2021, we identified changes in events and circumstances relating to a certain ROU operating lease asset, that was abandoned as a result of the Company closing its warehouse and retail showroom in anticipation of relocating to a new facility that was acquired in the acquisition of ACI. Consequently, the lease facility was abandoned and we recorded an impairment loss during the year ended December 31, 2021 of $1.4 million.

Leases

The Company accounts for leases in accordance with ASC Topic 842, “Leases.” The Company determines whether a contract is a lease at contract inception or for a modified contract at the modification date. At inception or modification, the Company recognizes ROU assets and related lease liabilities on the balance sheet for all leases greater than one year in duration. Lease liabilities and their corresponding ROU assets are initially measured at the present value of the unpaid lease payments as of the lease commencement date. If the lease contains a renewal and/or termination option, the exercise of the option is included in the term of the lease if the Company is reasonably certain that a renewal or termination option will be exercised. As the Company’s leases do not provide an implicit rate, the Company uses an estimated incremental borrowing rate (“IBR”) based on the information available at the commencement date of the respective lease to determine the present value of future payments. The IBR is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term in equal amounts of rent expense attributed to each period during the term of the lease, regardless of when actual payments are made. This generally results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in later years. The difference between rent expense recognized and actual rental payments is typically represented as the spread between the ROU asset and lease liability.

When calculating the present value of minimum lease payments, we account for leases as one single lease component if a lease has both lease and non-lease fixed cost components. Variable lease and non-lease cost components are expensed as incurred.

We do not recognize ROU assets and lease liabilities for short-term leases that have an initial lease term of 12 months or less. We recognize the lease payments associated with short-term leases as an expense on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The fair value hierarchy is defined in the following three categories:

Level 1: Unadjusted quoted prices that are available in active markets for identical assets or liabilities at the measurement date.

Level 2: Significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3: Significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment.

Cash, restricted cash, receivables, inventory, vendor deposits, prepaid expenses, accounts payable, accrued expenses, and customer deposits approximate fair value, due to their short-term nature. The carrying value of notes payable and short and long-term debt also approximates fair value since these instruments bear market rates of interest.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to long-lived assets and goodwill, which are remeasured when the derived fair value is below carrying value in the consolidated balance sheets.

Derivative Instruments – Interest Rate Swaps

The Company uses interest rate swap agreements to manage interest rate exposures. The Company recognizes interest rate swap agreements as either a derivative asset or liability on the balance sheet at fair value.

The fair value of an interest rate swap agreement is determined using widely accepted valuation techniques, including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivative, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities. The fair value of interest rate swap agreements is determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts.

Included in the following table are the Company’s major categories of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 (in thousands):

	Fair Value Measurement at December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Assets:
Derivative instruments
Interest rate swap	$-	$3,178	$-	$3,178

Income Taxes

Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management’s judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Sales Tax Liability

On June 21, 2018, the U.S. Supreme Court issued an opinion in South Dakota v. Wayfair, Inc., 138 S. Ct. 2080 (2018), whereby the longstanding Quill Corp v. North Dakota sales tax case was overruled, and states may now require remote sellers to collect sales tax under certain circumstances. The Company accrued sales taxes in the states with sales tax. The Company accrued the liability from the effective date of a state’s adoption of the Wayfair decision up to the date the Company began collecting and filing sales taxes in the various states. As of December 31, 2022 and 2021, the accrued amount for this liability, along with related interest expense, was $19.3 million and $18.5 million, respectively.

Between August 2022 and November 2022, the Company experienced delays in filing sales tax returns. The Company is in the process of paying these taxes to become current with all sales tax filings. In connection with the late filings, the Company has accrued penalties and interest that may be due upon payment of past-due taxes.

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of shares of common stock outstanding for the dilutive effect, if any, of common stock equivalents. Common stock equivalents whose effect would be antidilutive are not included in diluted earnings (loss) per share. The Company uses the treasury stock method to determine the dilutive effect, which assumes that all common stock equivalents have been exercised at the beginning of the period and that the funds obtained from those exercises were used to repurchase shares of common stock of the Company at the average closing market price during the period (see Note 16).

On October 19, 2023, the Company’s shareholders approved a reverse 1-for-50 stock split. All share and per share data have been retroactively restated to reflect the reverse split.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Stock-Based Compensation

We recognize the fair value compensation cost relating to stock-based payment transactions in accordance with ASC Topic 718, “Share-Based Payments,”. Under the provisions of ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized on a straight-line basis over the employee’s requisite service period, which is generally the vesting period (see Note 15). The fair value of our stock options is estimated using a Black-Scholes option valuation model. Restricted stock awards are valued based on the closing stock price on the date of grant (intrinsic value method). The Company has elected to recognize forfeitures as they occur.

Impact of COVID-19

In 2022, we experienced only minor impact to our operations, primarily due to staffing challenges brought on by COVID-19. We continue to monitor the current COVID-19 situation in each market in which we operate and will react accordingly. In May 2023, the US Government declared an end to the pandemic.

Liquidity and Going Concern Assessment

Management assesses liquidity and going concern uncertainty in the Company’s consolidated financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period.

As of December 31, 2022, we had cash and cash equivalents of $19.5 million, restricted cash of $1.0 million, and vendor deposits of $25.0 million, and total working capital of $25.9 million. For the year ended December 31, 2022, the Company incurred an operating loss of $134.4 million, and cash flows used in operations of $46.7 million. The operating loss for 2022 included $11.5 million in non-cash charges for depreciation and amortization, as well as an impairment charge of $109.1 million.

The Company performed an assessment to determine whether there were conditions or events that, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within one year after the filing date of this report, when the accompanying financial statements are being issued. Initially, this assessment did not consider the potential mitigating effect of management’s plans that had not been fully implemented.

The Company considered several conditions and events including (1) financial results and operations, (2) the investigation of certain allegations made by certain former employees related to the Company’s business operations, (3) technical non-compliance with certain loan covenants of our term loan with Bank of America, based in part due to our failure to timely deliver financial statements, and (4) the Company not being in compliance with the continued listing standards of NYSE American LLC (the “Exchange”) since the Company failed to timely file certain required filings, which if not successfully remediated could lead to the potential delisting of the Company from the Exchange

Based on the circumstances discussed above in the initial assessment, substantial doubt exists regarding our ability to continue as a going concern. Management then assessed the mitigating effect of its plans to determine if it is probable that the plans (1) would be effectively implemented within one year after the filing date of this report, when the accompanying financial statements are being issued and (2) when implemented, would mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

As discussed below, the Company has implemented plans which encompass short-term cash preservation initiatives to provide the Company with adequate liquidity to meet its obligations for at least the 12-month period following the date its fiscal year 2022 financial statements are issued, in addition to creating sustained cash flow generation thereafter. The Company has either taken or intends to take, the following actions, among others, to improve its liquidity position and to address uncertainty about its ability to continue as a going concern:

●	As described in Note 19, the Company entered into a loan amendment of their term loan and revolver loan agreement with Bank of America, in which Bank of America waived specific technical defaults and re-established a revolver loan commitment balance of $10 million.

●	We are taking concrete steps to improve efficiency and profitability through headcount reductions and consolidation of operations including the imminent consolidation of two existing New Jersey warehouses into one new warehouse.

●	We hired an internationally recognized firm of digital advertising consultants to help us improve our return on advertising spend, which we believe when completed will result in more sales per dollar of advertising expense.

●	We are implementing new financing initiatives for our customers, including a new store-branded credit card and a leasing alternative for customers who do not qualify for conventional credit, and we have added a new payment processor which will provide additional liquidity compared to our incumbent processor.

●	We have changed our sales focus to emphasizing the sale of high-margin luxury products, as opposed to mass-market appliances, began becoming dealers for higher-margin small appliances and promoting them on our website, and have begun actively negotiating improved terms with several of our largest appliance vendors.

Management has prepared estimates of operations for fiscal years 2023 and 2024 and believes that sufficient funds will be generated from operations to fund its operations, and to service its debt obligations for one year from the date of the filing of these consolidated financial statements in the Company’s 10-K. The accompanying consolidated financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. Management believes that based on relevant conditions and events that are known and reasonably knowable that its forecasts, for one year from the date of the filing of these consolidated financial statements, indicate improved operations and the Company’s ability to continue operations as a going concern.

Recent Accounting Pronouncements

Recently Adopted

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts In An Entity’s Own Equity. ASU 2020-06 simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, ASU 2020-06 amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2022. The Company’s adoption of this update did not have a material impact on the consolidated financial statements and related disclosures.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. This pronouncement was amended under ASU 2019-10 to allow an extension on the adoption date for entities that qualify as a small reporting company. The Company has elected this extension and the effective date for the Company to adopt this standard will be for fiscal years beginning after December 15, 2022. The Company has not completed its assessment of the standard but does not expect the adoption to have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in business combinations. The ASU is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has not completed its assessment of the standard but does not expect the adoption to have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings (“TDRs”) and Vintage Disclosures (Topic 326): Financial Instruments – Credit Losses. This amended guidance will eliminate the accounting designation of a loan modification as a TDR, including eliminating the measurement guidance for TDRs. The amendments also enhance existing disclosure requirements and introduce new requirements related to modifications of receivables made to borrowers experiencing financial difficulty. Additionally, this guidance requires entities to disclose gross write-offs by year of origination for financing receivables, such as loans and interest receivable. The ASU is effective January 1, 2023, and is required to be applied prospectively, except for the recognition and measurement of TDRs which can be applied on a modified retrospective basis. The Company has not completed its assessment of the standard but does not expect the adoption to have a material impact on our consolidated financial statements.

The Company currently believes that all other issued and not yet effective accounting standards are not relevant to the Company’s consolidated financial statements.

Restatement

The Company restated its previously issued financial statements as of and for the year ended December 31, 2021, to reflect the following adjustments:

Consolidated Statement of Operations

1.

Reduction in revenue of $16.6 million, which comprised the following: (1) an increase in the allowance for sales returns of $7.4 million, (2) revenue of $8.1 million that should be recognized in 2022, and (3) sales tax collections of $1.1 million improperly recognized as revenue.

2.	Net reduction in cost of goods of $6.7 million, which comprised of the following: (1) reduction in product cost of sales due to an increase in the allowance for sales returns of $4.0 million, (2) reduction in product cost of sales of $6.0 million relating to revenue cutoff that should be recognized in 2022, and (3) an offsetting increase in cost of goods sold from an over accrual of vendor rebates ($0.4 million), under accrual of vendor purchases ($1.5 million), and an error in inventory cutoff ($1.4 million).

3.	Increase in general and administrative expenses of $0.9 million, resulting from an increase in bad debt expense of $0.6 million in accordance with the Company’s policy for allowance for doubtful accounts, and an over accrual of sales tax receivable of $0.3 million.

4.	As a result of the changes above, income tax changed from a tax benefit of $4.4 million to a tax expense of $0.1 million.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Consolidated Balance Sheet

5.	Net increase in current assets of $6.6 million, which comprised the following: (1) increase in inventory of $7.7 million, resulting from the reduction in cost of goods sold attributable to the allowance for sales returns, revenue cutoff, and inventory cutoff, offset by a reduction in showroom inventory of $1.0 million that was reclassified as property and equipment, (2) reduction in receivables of $1.1 million, resulting from an increase to the allowance for doubtful accounts of $0.6 million, and an over accrual of vendor rebates (as detailed in Nos. 1-4 above).

6.	Net increase in current liabilities of $18.3 million, which comprised the following: (1) increase in accounts payable of $10.3 million, as a result of the increase in the allowance for sales returns, and an under accrual of sales tax refund receivable (netted with the sales tax liability), and (2) increase in customer deposits related to revenue cutoff (as detailed in Nos. 1-4 above).

7.	Increase in long-term liabilities of $4.5 million, relating to an increase to the deferred tax liability as a result of the changes described above.

POLISHED.COM INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021

(in thousands)

	As Originally
	Reported		Adjustments	As Restated
Current assets	$121,318	(5)	$6,577	$127,895
Property and equipment	3,554	(5)	1,031	4,585
Total assets	$375,984		$7,608	$383,592

Current liabilities	$105,341	(6)	18,320	$123,661
Deferred tax liability	3,867	(7)	4,540	8,407
Total liabilities	170,381		22,860	193,241
Accumulated deficit	(19,056)		(15,252)	(34,308)
Total liabilities and stockholders’ equity	$375,984		$7,608	$383,592

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	As Originally
	Reported		Adjustments	As Restated
Product sales, net	$362,314	(1)	$(16,589)	$345,725
Cost of goods sold	282,655	(2)	(6,733)	275,922
Operating expense	71,339	(3)	918	72,257
Income taxes	4,376	(4)	(4,478)	(102)
Net income (loss)	$7,670		$(15,252)	$(7,582)

Net income (loss) per common share
BASIC	$5.94			$(5.87)
DILUTED	$5.02			$(5.87)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
BASIC	1,290,566			1,290,566
DILUTED	1,529,209			1,290,566

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

			Additional
	Common Stock		Paid-Inc	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2021 as originally filed	2,127,747	$1	$224,658	$(19,056)	$205,603
Adjustments to results of operations for the year ended December 31, 2021	-	-	-	(15,252)	(15,252)
Balance at December 31, 2021 as restated	2,127,747	$1	$224,658	$(34,308)	$190,351

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands)

	As Originally			As
	Reported		Adjustments	Restated
Cash Flows from Operating Activities
Net income (loss)	$7,670		$(15,252)	$(7,582)
Receivables	(5,603)	(1-4)	444	(5,159)
Inventory	(18,459)	(5)	(8,121)	(26,580)
Accounts payable and accrued expenses	14,178	(5)	10,207	24,385
Customer deposits	(18,968)	(6)	8,113	(10,855)
Deferred tax expense (benefit)	(4,908)	(6)	4,540	(368)
Miscellaneous other accounts	1,116	(7)	69	1,185

Net cash used in operating activities	(18,328)		-	(18,328)

Net cash used in investing activities	(204,834)		-	(204,834)

Net cash provided by financing activities	247,041		-	247,041

Net change in cash and restricted cash	23,879		-	23,879
Cash and restricted cash at beginning of year	9,912		-	9,912

Cash and restricted cash at end of year	$33,791		$-	$33,791

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 3—REVENUES

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by product type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s disaggregated revenue by product type is as follows (in thousands):

	For the Years Ended
	December 31,	December 31,
	2022	2021

Appliance sales	$500,506	$313,456
Furniture and other sales	33,878	32,269

Total	$534,474	$345,725

NOTE 4—RECEIVABLES

Receivables at December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Trade accounts receivable	$13,691	$10,693
Vendor rebates receivable	8,514	11,189
Other receivables	5,951	2,660

Total receivables	28,156	24,542
Less allowance for doubtful accounts	(1,506)	(1,011)

Total receivables, net	$26,650	$23,531

NOTE 5—VENDOR DEPOSITS

Deposits with vendors represent cash on deposit with one vendor arising from accumulated rebates paid by the vendor. The deposits are used by the vendor to seek to secure the Company’s purchases. The deposit can be withdrawn at any time up to the amount of the Company’s credit line with the vendor. Alternatively, the Company could secure their credit line with a floor plan line from a lender and withdraw all its deposits. The Company has elected to leave the deposits with the vendor on which it earns interest income and serves as collateral for the Company’s accounts payable with the vendor (see Note 14).

Vendor deposits as of December 31, 2022 and 2021, were $25.0 million and $12.2 million, respectively.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 6—MERCHANDISE INVENTORY

Merchandise inventory at December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Appliances	$39,702	$49,631
Furniture and other	3,853	3,605

Total merchandise inventory	43,555	53,236
Less reserve for obsolescence	(1,789)	(843)

Total merchandise inventory, net	$41,766	$52,393

NOTE 7—PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Warehouse equipment	$291	290
Financed warehouse equipment	515	256
Office furniture and equipment	324	226
Transportation equipment	1,466	1,417
Leasehold improvements	3,131	1,814
Showroom inventory	1,037	1,032
Total property and equipment	6,764	5,035
Less: accumulated depreciation	(1,689)	(450)

Property and equipment, net	$5,075	$4,585

Depreciation expense for the years ended December 31, 2022 and 2021 was $1.2 million and $0.4 million, respectively.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 8—INTANGIBLE ASSETS AND GOODWILL

Intangible assets at December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Customer relationships	$3,461	$24,148
Marketing-related	6,835	26,935

Total intangible assets	10,296	51,083
Less: accumulated amortization	-	(6,871)

Intangible assets, net	$10,296	$44,212

In connection with the acquisition of Goedeker Television, the Company identified intangible assets of $2.1 million, representing marketing-related and customer relationships. For the Appliances Connection acquisition, the Company identified intangible assets of $49.0 million, representing marketing-related and customer relationships. During the year-ended December 31, 2022, the Company recognized an impairment charge of $23.7 million related to our marketing-related and customer relationships intangible assets.

These assets are being amortized on a straight-line basis over their average estimated remaining useful life of 41 months. Amortization expense for the years ended December 31, 2022 and 2021 was $10.2 million and $6.1 million, respectively.

Following is the estimated amortization expense for the customer relationship and marketing-related intangible assets for the next five years as of December 31, 2021 (in thousands):

Year Ending December 31,	Amount

2023	$3,013
2024	3,013
2025	3,013
2026	1,257

Total	$10,296

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021, are as follows (in thousands):

Balance January 1, 2021	$4,726

Goodwill from acquisition of Appliances Connection	185,720
Goodwill from acquisition of Appliances Gallery	1,168

Balance at December 31, 2021	$191,614
Impairment charge for the year-ended December 31, 2022	(85,441)
Balance December 31, 2022	$106,173

At December 31, 2022, the Company recognized an impairment charge of $85.4 million to goodwill. At December 31, 2021, there was no impairment of goodwill.

NOTE 9—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Trade accounts payable	$34,345	$42,659
Accrued sales tax	36,196	24,980
Accrued payroll liabilities	680	984
Accrued interest	37	794
Accrued liability for sales returns	3,916	7,624
Accrued income taxes	-	274
Credit cards payable	32	1,004
Accrued insurance	1,180	955
Accrued severance	-	496
Other accrued liabilities	5,151	3,029

Total accounts payable and accrued expenses	$81,537	$82,799

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 10—BUSINESS COMBINATIONS

Appliances Connection

On October 20, 2020, the Company entered into a securities purchase agreement, which was amended on December 8, 2020 and April 6, 2021 (as amended, the “AC Purchase Agreement”), with ACI, Appliances Connection and the sellers (the “Sellers”), pursuant to which ACI agreed to acquire all of the issued and outstanding capital stock or other equity securities of Appliances Connection from the Sellers (the “AC Acquisition”). The AC Acquisition was completed on June 2, 2021.

AC is one of the leading e-commerce retailers of household appliances and carries many household name brands, including Bosch, Cafe, Frigidaire Pro, Whirlpool, LG, and Samsung, and also carries many major luxury appliance brands such as Miele, Thermador, La Cornue, Dacor, Ilve, Wolf, Jenn-Air, Viking among others. The completion of the AC acquisition accelerates the Company’s long-term vision that changes the way Americans shop for appliances.

The aggregate purchase price was $224.7 million, consisting of (i) $180.0 million in cash, (ii) 5,895,973 shares of the Company’s common stock valued at $12.3 million, and (iii) $32.4 million as a result of the post-closing net working capital adjustment provision. The Company recorded $0.9 million in acquisition-related expenses.

The Company accounted for the AC Acquisition using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations”. In accordance with ASC 805, the Company assigned fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date.

The purchase price was allocated as follows (in thousands):

Purchase consideration at fair value:

Cash consideration	$180,000
Common stock	12,264
Working capital adjustment	32,411

Total consideration	$224,675

Assets acquired and liabilities assumed at fair value:

Cash	$5,897
Receivables	17,141
Vendor deposits	15,000
Merchandise inventory	21,634
Prepaid expenses and other current assets	2,194
Property and equipment	1,891
Right-of-use operating lease assets	1,834
Customer relationships	23,399
Tradenames	25,567
Goodwill	185,720
Accounts payable and accrued expenses	(45,715)
Customer deposits	(17,536)
Notes payable	(1,527)
Finance lease liabilities	(215)
Right-of-use operating lease liabilities	(1,834)
Net deferred tax liabilities	(8,775)

Net assets acquired	$224,675

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The adjustments to the initial allocation are based on more detailed information obtained about the specific assets acquired and liabilities assumed. The adjustments made to the initial allocation did not result in material changes to the amortization expense recorded in the previous quarters.

We are amortizing the customer relationship and tradename intangible assets acquired over 5 years. The goodwill consists largely of the synergies expected from combining operations and is not deductible for tax purposes.

From the date of acquisition until December 31, 2021, Appliances Connection contributed net sales of $297.9 million and net income from continuing operations of $14.9 million, which are included in our consolidated statements of operations.

Appliance Gallery

On July 6, 2021, AC Gallery entered into an asset purchase agreement, which was amended on July 21, 2021 and July 29, 2021 (as amended, the “AG Purchase Agreement”), with Appliance Gallery, pursuant to which AC Gallery agreed to acquire substantially all the assets and assumed substantially all the liabilities of Appliance Gallery (the “AG Acquisition”). The AG Acquisition was completed on July 29, 2021.

Pursuant to the AG Purchase Agreement, the purchase price paid at closing was $1.4 million.

The Company accounted for the Gallery Acquisition using the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations”. In accordance with ASC 805, the Company assigned fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date.

The purchase price was allocated as follows (in thousands):

Purchase consideration at fair value:

Cash consideration	$1,420

Total consideration	$1,420

Assets acquired and liabilities assumed at fair value:

Merchandise inventory	$483
Prepaid expenses and other current assets	6
Property and equipment	19
Goodwill	1,168
Customer deposits	(256)

Net assets acquired	$1,420

Goodwill recognized for this transaction is deductible for tax purposes.

From the date of acquisition until December 31, 2021, Appliance Gallery contributed net sales of $0.2 million and net income from continuing operations of $0.2 million, which are included in our consolidated statements of operations.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Pro Forma Information

The following unaudited pro forma results presented below (in thousands) include the effects of the AC and AG Acquisitions as if they had been consummated as of January 1, 2021, with adjustments to give effect to pro forma events that are directly attributable to the acquisitions.

December 31,
2021

Net sales	$525,152
Net income	$12,658
Earnings per share:
Basic and diluted	$9.81

These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations would have been if the acquisitions had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

NOTE 11—NOTES PAYABLE

Arvest Loan

On August 25, 2020, the Company entered into a promissory note and security agreement with Arvest Bank for a loan in the principal amount of $3.5 million. On May 10, 2021, the Company repaid this loan.

Credit Facilities

M&T Credit Agreement

On June 2, 2021, the Company entered into a credit and guaranty agreement (the “M&T Credit Agreement”) with the financial institutions party thereto from time to time (“M&T Lenders”), and Manufacturers and Traders Trust Company, as sole lead arranger, sole book runner, administrative agent and collateral agent (“M&T”), pursuant to which the M&T Lenders agreed to make available to the Company and ACI senior secured credit facilities in the aggregate initial amount of $70.0 million, including (i) a $60.0 million term loan (the “M&T Term Loan”) and (ii) a $10.0 million revolving credit facility (the “M&T Revolving Loan”). The M&T Loans bear interest on the unpaid principal amount at a rate determined by the Base Rate (as defined in the Credit Agreement), then at the Base Rate plus the Applicable Margin. Each of the M&T Loans were set to mature on June 2, 2026.

On June 2, 2021, the Company borrowed the entire amount of the Term Loan and issued term loan notes to the M&T Lenders in the aggregate principal amount of $60.0 million. As of December 31, 2021, the carrying value of the M&T Term Loan was $55.2 million, comprised of principal of $58.5 million, net of unamortized loan costs of $3.3 million. Loan costs before amortization included $3.5 million of lender and placement agent fees and $0.3 million of legal other fees. The Company did not borrow any amounts under the M&T Revolving Loan.

On May 9, 2022, the Company repaid the M&T Term Loan, through the proceeds of a new loan issuance. As a result, the obligations under the M&T Credit Agreement were terminated.

Bank of America Credit Agreement

On May 9, 2022, the Company entered into a Credit Agreement (the “Credit Agreement”) with the lenders identified therein (the “Lenders”) and Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer (the “Agent”), pursuant to which the Lenders agreed to make available to the Borrowers senior secured credit facilities in the aggregate initial amount of $140.0 million, including (i) a $100.0 million term loan (the “Term Loan”) and (ii) a $40.0 million revolving credit facility (the “Revolving Loan”), which revolving credit facility included a $2.00 million swingline sublimit (the “Swing Line Loan” and together with the Term Loan and the Revolving Loan, the “Loans”) and, separately, a $10.0 million letter of credit commitment, in each case, on the terms and conditions contained in the Credit Agreement.

On May 9, 2022, the Company borrowed the entire amount of the Term Loan in the aggregate principal amount of $100.0 million. A portion of the proceeds of the Term Loan were to repay and terminate the M&T Credit Agreement. Commencing on September 30, 2022, through and including June 30, 2023, the Borrowers repaid the principal amount of the Term Loan in quarterly installments of $1,250,000 each, payable on the last business day of each March, June, September and December.

As of December 31, 2022, the carrying value of the Term Loan was $96.5 million, comprised of principal of $97.5 million, net of unamortized loan costs of $1.0 million. Loan costs before amortization included $1.1 million of lender and other fees.

As a result of our technical non-compliance with specified loan covenants for both the Bank of America Term Loan and Revolving loan, based in part due to our failure to timely deliver financial statements, Bank of America froze the $40.0 million Revolving Loan before any borrowings had been made against the facility.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

Subsequent to year-end, on July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “Amendment”), in part, to waive events of defaults on its existing credit agreement. The Amendment requires the Company to pay the existing Term Facility and Revolving Facility by August 31, 2024 (the “Maturity Date”). The Revolving Loan decreased to $10,000,000 from and after July 25, 2023. The Letter of Credit commitments decreased to $2,000,000 and the Swing Line Loan was eliminated. The amendment also establishes a new EBITDA covenant and requires the Company to maintain minimum liquidity of $8 million including restricted cash and $5 million excluding restricted cash. Liquidity as defined in the Amendment includes Cash and certain qualifying customer and credit card accounts receivable.

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying the Agent and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

Commencing on September 30, 2023, through and including June 30, 2024, the Borrowers must repay the principal amount of the Term Loan in quarterly installments of $1,875,000 each, payable on the last business day of each March, June, September and December. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

As a result of the reduced term, the Company has begun discussions with investment bankers to place financing to replace the existing credit agreement by August 31, 2024.

Northpoint Loan

On June 3, 2021, the Company entered into a loan and security agreement with Northpoint Commercial Finance LLC (“Northpoint”), pursuant to which Northpoint may from time-to-time advance funds for the acquisition, financing and/or refinancing by the Company of inventory purchased from Samsung Electronics America, Inc. and/or affiliates and for such other purposes as are acceptable Northpoint. The loan and security agreement provides that Northpoint may establish a credit limit and may adjust such credit limit from time to time; provided that such credit limit does not constitute a commitment or committed line of credit to Northpoint. As of December 31, 2021, such credit limit is $2.0 million, of which $0.2 million was owed and included in accounts payable.

The applicable per annum interest rates for a loan, including any default rates, will be determined at the time of the loan. The loan and security agreement contains customary events of default and is secured by a security interest in all of the Company’s inventory (i) that is manufactured, distributed, or sold by Samsung Electronics America, Inc. and/or its affiliates and/or (ii) that bears any trade names, trademarks, or logos of Samsung Electronics America, Inc. and/or its affiliates; all returns, repossessions, exchanges, substitutions, replacements, attachments, parts, accessories and accessions of any of the foregoing; all price protection payments, discounts, rebates, credits, factory holdbacks and incentive payments related to any of the foregoing; supporting obligations to any of the foregoing; and products and proceeds in whatever form of any of the foregoing.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

10% OID Senior Promissory Notes

On March 19, 2021, the Company entered into a securities purchase agreement with two institutional investors, pursuant to which the Company issued to each investor (i) a 10% OID senior secured promissory note in the principal amount of $2.8 million and (ii) a four-year warrant to purchase 200,000 shares of the Company’s common stock at an exercise price of $12.00 (subject to adjustments), which may be exercised on a cashless basis, for a purchase price of $2.5 million each, or $5.0 million in the aggregate, the relative fair value of which is $1.3 million and was recorded as debt discount. After deducting a placement fee and other expenses, the Company received net proceeds of $4.6 million. The original issue discount and warrant expense were amortized as interest expense. On June 2, 2021, the Company repaid these notes from the proceeds of the Term Loan. At the time of repayment, the Company wrote off the balance of the debt discount of $1.7 million, as a loss on early settlement of debt.

Vehicle Loans

The Company has financed purchases of transportation vehicles with notes payable, which are secured by the vehicles purchased. These notes have five-year terms and interest rates ranging from 3.8% to 5.7%. As of December 31, 2022, the outstanding balance of these vehicle loans is $0.9 million.

Future minimum principal payments on our total notes payable as of December 31, 2022, are as follows (in thousands):

Year Ending December 31,	Amount

2023	$6,628
2024	91,576
2025	182
2026	9
2027	8

Total future minimum payments	98,403
Less: debt discount	(959)
Total	97,444

Total current portion of notes payable, net	$6,628
Total notes payable, net of current portion	$90,816

NOTE 12— LEASES

Operating Leases

On April 5, 2019, the Company entered into a lease agreement with S.H.J., L.L.C for its prior principal office in Ballwin, Missouri. The lease is for a term of five years and provides for a base rent of $45,000 per month. In addition, the Company is responsible for all taxes and insurance premiums during the lease term. The lease agreement contains customary events of default, representations, warranties, and covenants. In June 2021, the Company abandoned the building leased from S.H.J., L.L.C. In connection with the abandonment of this Right of Use asset, the Company recognized an abandonment loss of $1.4 million. The Company remains obligated on the lease until April 4, 2024.

On May 31, 2019, YF Logistics entered into a sublease agreement with Dynamic Marketing, Inc. (“DMI”) for its warehouse space in Hamilton, NJ. The initial term of the sublease was for a period commencing on June 1, 2019 and terminating on April 30, 2020, with automatic renewals for successive one year terms until the earlier of (i) termination by either upon thirty days’ prior written notice or (ii) April 30, 2024. The sublease provides for a base rent equal to 71.43% of the base rent paid by DMI under its lease for the premises, plus 71.43% of any taxes, operating expenses, additional charges or any other amounts due by DMI, for a total of $56,250 per month. The initial ROU asset and liability associated with this lease is $3.0 million.

On January 13, 2021, the Company entered into a lease agreement with Westgate 200, LLC, which was amended on March 31, 2021, for its new principal office and showroom in St. Charles, Missouri. The lease terminates on April 30, 2027, with two options to renew for additional five year periods. The base rent is $20,977 per month until September 30, 2021, and increases to $31,465 per month until April 30, 2022, after which time the base rent increases at approximately 2.5% per year thereafter. The Company must also pay its 43.4% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises. The lease contains customary events of default. The initial ROU asset and liability associated with this lease is $2.0 million.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

On June 2, 2021, 1 Stop entered into a new lease agreement with 1870 Bath Ave. LLC, a related party, for the premises located at 1870 Bath Avenue, Brooklyn, NY. The lease is for a term of ten years and provides for a base rent of $74,263 per month during the first year with annual increases to $96,896 during the last year of the term. 1 Stop is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. This lease replaces the prior lease entered into between the parties on September 1, 2018. The initial ROU asset and liability associated with this lease is $8.4 million.

On June 2, 2021, Joe’s Appliances entered into a new lease agreement with 7812 5th Ave Realty LLC, a related party, for the premises located at 7812 5th Avenue, Brooklyn, NY. The lease is for a term of ten years and provides for a base rent of $6,365 per month during the first year with annual increases to $8,305 during the last year of the term. Joe’s Appliances is also responsible for all property taxes, insurance costs and the utilities used on the premises. The lease contains customary events of default. This lease replaces the prior lease entered into between the parties on September 1, 2018. The initial ROU asset and liability associated with this lease is $0.7 million.

On July 29, 2021, AC Gallery entered into a lease agreement with Tom’s Flooring, LLC for the showroom and warehouse located in Largo, Florida. The lease is for a term of four months commencing on September 1, 2021 and ending on December 31, 2021 and provides for a case rent of $6,500 per month. AC Gallery must also pay its one-third pro rata portion of the common area maintenance charges, utilities and sales taxes. The lease contains customary events of default. The lease is short term and therefore not recorded as a right of use asset and liability.

On September 9, 2021, the Company entered into a warehouse agreement for a new warehouse in Somerset, NJ. The warehouse agreement is for a term of 26 months commencing on October 1, 2021 and ending November 29, 2023, unless the master lease for the premises is terminated earlier. The monthly storage fee is $136,274 for the first year, $140,362 for the second year, and $144,573 for the last two months. The Company also paid a security deposit of $272,549. The lease agreement contains customary events of default, representations, warranties, and covenants. The initial ROU and liability associated with this operating lease is $3.4 million.

The following was included in our consolidated balance sheet as of December 31, 2022 and 2021 (in thousands):

	December 31,	December 31,
	2022	2021

Operating lease right-of-use assets	$11,688	$14,937

Lease liabilities, current portion	3,726	3,628
Lease liabilities, long-term	9,013	12,739

Total operating lease liabilities	$12,739	$16,367

Weighted-average remaining lease term (months)	73	77

Weighted average discount rate	3.9%	4.0%

Operating lease expense was $3.8 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

As of December 31, 2022, maturities of operating lease liabilities were as follows, in thousands:

Year Ending December 31,	Amount

2023	$4,175
2024	1,808
2025	1,489
2026	1,531
2027	1,284
Thereafter	4,159
Total	14,446
Less: imputed interest	(1,707)

Total operating lease liabilities	$12,739

Finance Leases

The Company has three finance leases, acquired in the acquisition of Appliances Connection. At December 31, 2022, the total amount due on these leases was $0.34 million.

Future minimum principal payments on our finance leases payable as of December 31, 2022, are as follows (in thousands):

Year Ending December 31,	Amount

2023	$125
2024	109
2025	107
2026	21
Total future minimum payments	362
Less: debt discount	(25)
Total	337

Total current portion of finance leases, net	$112
Total finance leases, net of current portion	$225

NOTE 13—SUPPLIER CONCENTRATION

For the years ended December 31, 2022 and 2021, the Company purchased a substantial portion of finished goods from one vendor (DMI – see Note 14), representing 69% and 72%, respectively.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 14—RELATED PARTIES

Management Services Agreement

On April 5, 2019, the Company entered into a management services agreement with 1847 Partners LLC (the “Manager”), a company owned and controlled by Ellery W. Roberts, the Company’s executive chairman and prior significant stockholder, which was amended effective on August 4, 2020. Pursuant to the offsetting management services agreement, as amended, the Company appointed the Manager to provide certain services to it for a quarterly management fee equal to $62,500; provided, however, that under certain circumstances specified in the management services agreement, the quarterly fee may be reduced if similar fees payable to the Manager by subsidiaries of the Company’s former parent company, 1847 Holdings LLC, exceed a threshold amount.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The Company shall also reimburse the Manager for all costs and expenses of the Company which are specifically approved by the board of directors of the Company, including all out-of-pocket costs and expenses, that are actually incurred by the Manager or its affiliates on behalf of the Company in connection with performing services under the management services agreement. The Company did not pay any expenses for the years ended December 31, 2021 and 2020.

The Company expensed management fees of $0.3 million for each of the years ended December 31, 2022 and 2021 respectively.

DMI

The Company is a member of DMI, an appliance purchasing cooperative. DMI purchases consumer electronics and appliances at wholesale prices from various vendors, and then makes such products available to its members, including the Company, who sell such products to end consumers. DMI’s purchasing group arrangement provides its members, including the Company, with leverage and purchasing power with appliance vendors, and increases the Company’s ability to compete with competitors, including big box appliance and electronics retailers. The Company owns an approximate 1.6% interest in DMI. Additionally, Albert Fouerti, the Company’s former Chief Executive Officer, director, and a former significant stockholder of Appliances Connection prior to the AC Acquisition, was on the board of DMI until November 2022. As such, DMI is deemed to be a related party for 2022 and 2021.

During the years ended December 31, 2022 and 2021, total purchases from DMI, net of holdbacks, were $255.9 million and $177.8 million, respectively. At December 31, 2022, deposits at DMI totaled $25.0 million and the vendor rebate due from DMI were $5.8 million. At December 31, 2021, vendor rebate deposits, net, due from DMI were $12.2 million and vendor rebates receivable were $5.8 million.

Lease Agreements

As described above, 1 Stop and Joe’s Appliances entered into lease agreements with 1870 Bath Ave. LLC and 7812 5th Ave Realty LLC. These entities are owned by Albert Fouerti and Elie Fouerti (the Company’s former Chief Executive and Chief Operating Officers and significant stockholders of the Company). The total rent paid to these two entities in 2022 was $1.0 million and $0.6 million for the period from June 2, 2021 to December 31, 2021. In addition, YF Logistics has entered into a sublease agreement with DMI. The total rent expense under this related party lease was $0.7 million for the year-ended December 31, 2022 and $0.4 million for the period June 2, 2021 to December 31, 2021.

On March 15, 2022, the Company entered into a lease for additional office space with 8780 19th Ave LLC (“Landlord”), an entity owned by Albert and Elie Fouerti.  The Company contends that the lease required the Landlord do certain work at Landlord’s expense to improve the building at a cost of approximately $1.2 million.  Landlord has refused to pay for this work, contending that this expense was the Company’s responsibility.  In addition, the total remaining amount due on the lease at December 31, 2022 is also approximately $1.2 million.  Landlord contends that the Company is in default of the lease for failing to pay rent.  The Company disagrees that its rent obligations have been triggered and further contends that Landlord has violated the lease by failing to pay for the work.  The Company and the Landlord remain in dispute over these issues.

NOTE 15—STOCKHOLDERS’ EQUITY

As of December 31, 2022 and 2021, the Company was authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of “blank check” preferred stock, 0.0001 par value per share. To date, the Company has not designated or issued any shares of preferred stock.

On December 17, 2021, the Company approved a new share repurchase program under which the Company may repurchase up to $25.0 million of its outstanding shares of common stock in the open market, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Company’s decision to repurchase its shares, as well as the timing of such repurchases, will depend on a variety of factors that include ongoing assessments of the Company’s capital needs, obtaining requisite senior lender consent, market conditions and the price of the Company’s common stock, and other corporate considerations, as determined by management. During 2022, the Company purchased 24,584 shares of common stock for a total purchase price of $2,000,000. Effective December 31, 2022, the board authorized that the shares purchased be retired.

Common Stock

As of December 31, 2022 and 2021, the Company had 2,104,558 and 2,127,747 shares of common stock issued and outstanding, respectively. Each share entitles the holder thereof to one vote per share on all matters coming before the stockholders of the Company for a vote.

On June 2, 2021, the Company sold 1,822,222 units, consisting of one share of common stock and a warrant to purchase one share of common stock, at a public offering price of $112.50 per unit to ThinkEquity, a division of Fordham Financial Management, Inc. (the “Underwriter”), pursuant to an underwriting agreement dated May 27, 2021, for total gross proceeds of $205.0 million. Under the underwriting agreement, the Company granted the Underwriter a 30-day option to purchase up to 40,000 additional shares of common stock, at a purchase price of $104.16 per share, and/or warrants to purchase up to 40,000 additional shares of common stock, at a purchase price of $0.0465 per warrant, in any combination thereof, solely to cover over-allotments, if any. The Underwriter exercised its option to purchase 2,000,000 additional warrants and 2,000,000 additional shares for total gross proceeds of $4.5 million.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $194.4 million. The Company used the proceeds of the offering to fund a portion of the purchase price for the AC Acquisition.

On June 2, 2021, the Company issued 117,920 shares of common stock to the Sellers in connection with the Acquisition (See Note 10).

From June 25 through July 16, 2021, 21,045 shares of common stock were issued as a result of the exercise of 1,052,248 warrants for proceeds of $2.4 million.

On June 3, 2021, the Company granted restricted stock awards under the 1847 Goedeker Inc. 2020 Equity Incentive Plan described below to certain directors, officers, and management of the Company for an aggregate of 4,336 shares of common stock valued at $0.6 million. All restricted stock awards vested immediately.

On March 29, 2022, the Company granted 1,395 shares to two new directors valued at $0.07 million. All restricted stock awards vest immediately.

In July 2022, the Company purchased 24,584 shares of its common stock in accordance with a board approved stock repurchase program. The total cost of the acquired shares was $2,000,000 or an average cost of $81.50 per share. Effective December 31, 2022 the board retired all the purchased shares.

Equity Incentive Plan

Effective as of July 30, 2020, the Company established the 1847 Goedeker Inc. 2020 Equity Incentive Plan (the “Plan”) and reserved 555,000 shares of common stock for issuance under the Plan. The Plan was approved by the Company’s board of directors and stockholders on April 21, 2020. On April 9, 2021, the board of directors approved an amendment to the Plan to increase the number of shares of common Stock reserved for issuance under the Plan from 555,000 to 1,000,000 shares. On December 17, 2021, the board of directors approved an amendment to the Plan to increase the number of shares of common Stock reserved for issuance under the Plan from 1,000,000 to 11,000,000 shares. Such increase was approved by the Company’s stockholders effective as of December 21, 2021.

The Plan is administered by the compensation committee of the board of directors. The Plan permits the grant of restricted stock, stock options and other forms of incentive compensation to the Company’s officers, employees, directors, and consultants.

As of December 31, 2022, 11,000,000 shares remain issuable under the 2020 EIP.

Stock Options

On July 28, 2021, the Company issued to a Company officer nonqualified stock options to purchase 3,000 shares of common stock pursuant to the Plan. The stock options have an exercise price of $155.00 per share and vest 25% annually over a 4-year period. The Company has calculated these options’ estimated fair market value at $0.3 million using the Black-Scholes pricing model, with the following assumptions: expected term 6.25 years, stock price $155.00, exercise price $155.00, volatility 77.65%, risk-free rate 1.00%, and no forfeiture rate.

Below is a table summarizing the changes in stock options outstanding during the years ended December 31, 2022 and 2021:

		Weighted-Average
	Options	Exercise Price

Outstanding at December 31, 2020	11,100	$450.00

Granted	3,000	155.00
Exercised	-	-
Forfeited	(9,641)	450.00

Outstanding at December 31, 2021	4,459	$251.50

Granted	-	-
Exercised	-	-
Forfeited	(3,709)	271.00

Outstanding at December 31, 2022	750	$155.00

Exercisable at December 31, 2022	750	$155.00

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

During the year end December 31, 2022, 3,709 stock options forfeited as a result of employee terminations.

Stock-based compensation expense related to stock options of $0.2 and $0.3 million was recorded during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the remaining unrecognized compensation cost related to non-vested stock options is $0.2 million and is expected to be recognized over 2.6 years. The outstanding stock options have a weighted average remaining contractual life of 8.6 years and a total intrinsic value of nil.

Warrants

On August 4, 2020, the Company issued warrants for the purchase of 1,111 shares of common stock to affiliates of the representative in its initial public offering. These warrants are exercisable at any time and from time to time, in whole or in part, beginning on January 26, 2021 until July 30, 2025, an exercise price of $562.50 per share (subject to customary adjustments), and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement.

On March 19, 2021, the Company issued four-year warrants to purchase an aggregate of 8,000 shares of common stock to two investors. These warrants are exercisable at any time and from time to time, in whole or in part, at an exercise price of $600.00 per share (subject to customary adjustments) and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement.

On June 2, 2021, the Company issued warrants to purchase 1,862,222 shares of common stock in the public offering. These warrants are exercisable immediately and expire five years from the date of issuance. The warrants have an exercise price of $112.50 per share, subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common stock or upon any distributions of assets, including cash, stock or other property to stockholders, and may also be exercised on a cashless basis if, at any time during the term of the warrants, the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement.

Below is a table summarizing the changes in warrants outstanding during the years ended December 31, 2022 and 2021:

		Weighted- Average
	Warrants	Exercise Price

Outstanding at December 31, 2020	1,111	$562.50

Granted	1,870,222	114.50
Exercised	(21,045)	(112.50)
Forfeited	-	-

Outstanding at December 31, 2021	1,850,288	$115.00

Granted	-	-
Exercised	-	-
Forfeited	-	-

Outstanding at December 31, 2022	1,850,288	$114.88

Exercisable at December 31, 2022	1,850,288	$114.88

As of December 31, 2022, the outstanding warrants have a weighted average remaining contractual life of 3.4 years and a total intrinsic value of nil.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 16—EARNINGS (LOSS) PER SHARE

The computation of weighted average shares outstanding and the basic loss per common share for the following periods consisted of the following (in thousands, except per share amounts):

	December 31,	December 31,
	2022	2021
Basic Loss Per Share

Net loss	$(125,965)	$(7,582)
Weighted average common shares outstanding	2,128,734	1,290,566

Basic loss per share	$(59.17)	$(5.87)

Diluted Loss Per Share

Weighted average common shares outstanding	2,128,734	1,290,566
Effect of dilutive stock options and warrants	-	-

Total potential shares outstanding	2,128,734	1,290,566

Diluted loss per share	$(59.17)	$(5.87)

For the year ended December 31, 2022 and 2021, there were 1,851,038 potential common share equivalents from warrants and options excluded from the diluted earnings per share calculations as their effect is anti-dilutive.

NOTE 17—INCOME TAXES

As of December 31, 2022 and 2021, the Company had net operating loss carry forwards of approximately $6.3 million and $21.0 million, respectively, that may be available to reduce future years’ taxable income indefinitely. Future tax benefits which may arise as a result of these losses have not been recognized in these consolidated financial statements, as their realization is determined not likely to occur. Accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards. For the year ending December 2021, the company reflects a deferred tax liability in the amount of 8.4M due to the future tax liability from an asset with an indefinite life known as a “naked credit.” The future tax liability from this indefinite lived asset can be offset by up to 80% of net operating loss carryforwards created after 2017. The remaining portion of the future tax liability from indefinite lived assets cannot be used to offset definite lived deferred tax assets. The impairment of the value indefinite lived assets in the year ending December 31, 2022 reduced the future expected tax liability sufficiently that no naked credit exists because the future tax liability is determined to be less than 80% of future net operating losses.

The components of the provision for income taxes for the years ended December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Current federal and state	$-	$468
Valuation allowance	3,960	1,201
Deferred federal and state	(12,369)	(1,567)

Total provision (benefit) for income taxes	$(8,409)	$102

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The difference between the income tax expense (benefit) reported and amounts computed by applying the statutory federal rate of 21.0% to pretax income (loss) for the years ended December 31, 2022 and 2021, consisted of the following (in thousands):

	December 31,	December 31,
	2022	2021

Federal tax	$(28,219)	$(1,571)
State tax, net of federal benefit	(3,185)	(177)
Other state tax adjustments	-	34
Permanent items	504	(1)
Goodwill impairment	18,531
Acquisition costs		202
Change in state tax rates		436

Valuation allowance	3,960	1.179

Total income tax provision (benefit)	$(8,409)	$102

Effective tax rate	(6.3)%	(1.4)%

Deferred income tax assets and liabilities at December 31, 2022 and 2021, consisted of the following temporary differences and carry-forward items (in thousands):

	December 31,	December 31,
	2022	2021

Inventory	418	$197
Receivables	352	236
Accrued expenses	79	1,929
Interest limitations	1,170	370
Reserves	5,443	4,312
Other	169	169
Derivative	(743)
Lease liabilities	2,977	3,825
Loss carryforward	4,853	1,429
Valuation allowance	(10,957)	(6,998)

Total deferred tax asset	3,761	$5,469

Fixed assets	(123)	(246)
Right-of-use assets	(2,732)	(3,490)
Intangibles	(906)	(10,140)

Total deferred tax liability	$(3,761)	$(13,876)

Total deferred tax liability, net	$-	$(8,407)

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

The Company accrues interest and penalties related to unrecognized tax benefits. The Company does not believe it has any unrecognized tax benefits for December 31, 2022 and 2021 that would have a material impact on the financial statements. The Company’s income tax returns are open to examination by the Internal Revenue Service and various State jurisdictions.

	December 31,	December 31,
	2022	2021

Net deferred tax liability	$1	$(8,407)
Valuation allowance	$-	$-

NOTE 18—DERIVATIVE INSTRUMENTS (INTEREST RATE SWAP):

On May 9, 2022, the Company entered into a Term Loan agreement with Bank of America, N.A. (See Note 11). On the same day, the Company entered into an interest rate swap agreement to reduce its exposure to fluctuations in the floating interest rate tied to SOFR under the Term Loan with a notional amount of $100 million. The interest rate swap became effective on May 9, 2022, and will terminate on May 31, 2029. The Company receives variable interest payments monthly based on a one-month SOFR and pays a fixed rate of 2.93% to the counterparty.

As of December 31, 2022, the fair value of the interest rate swap agreement was $3.2 million and was classified as a derivative asset in our consolidated balance sheet. Additionally, during the year ended December 31, 2022, the Company recognized a $3.2 million gain on the change in fair value of the interest rate swap.

The Company classified the interest rate swap in Level 2 of the fair value hierarchy.

NOTE 19—COMMITMENTS AND CONTINGENCIES

On January 18, 2019, the Company entered into an asset purchase agreement with Goedeker Television, Steve Goedeker and Mike Goedeker, pursuant to which on April 5, 2019 the Company acquired substantially all of the assets of Goedeker Television used in its retail appliance and furniture business (the “Goedeker Business”).

Pursuant to the asset purchase agreement, Goedeker Television entitled to receive an earn out payment of $0.2 million if the EBITDA (as defined in the asset purchase agreement) of the Goedeker Business for the trailing twelve (12) month period from April 5, 2022 is $2.5 million or greater, and may be entitled to receive a partial earn out payment if the EBITDA of the Goedeker Business is less than $2.5 million but greater than $1.5 million. The Company expects to meet this target and adjusted the contingent note payable in the consolidated balance sheet to the present value of the amount due of $0.2 million as of December 31, 2021. The final payment of $0.2 was paid October 2022.

Legal Proceedings

At the Company’s annual meeting on December 21, 2021, the stockholders were asked to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation, dated July 30, 2020 (the “Certificate of Incorporation”), increasing the number of authorized shares of the Company’s common stock, par value $0.0001 per share (“Common Stock” and such proposal, the “Share Increase Proposal”) by 50,000,000 shares of Common Stock. As reported in a Form 8-K filing on December 28, 2021, the Share Increase Proposal was adopted and a Certificate of Amendment to the Certificate of Incorporation setting forth the amendment adopted pursuant to the Share Increase Proposal (the “Certificate of Amendment”) was filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). To date, none of these newly authorized shares has actually been issued.

Three purported beneficial owners of Common Stock subsequently expressed concerns about a statement in the Company’s proxy statement related to the Share Increase Proposal, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of Common Stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners. Based on an examination of the situation performed following receipt of these demands, the Company believes that the vote at the annual meeting was properly tabulated and that the proposed amendment was properly adopted in accordance with Delaware law. In light of the demands, however, and to ensure against any future question as to the validity of these newly authorized shares, the Company has elected to seek validation of its Certificate of Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court of Chancery”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG, seeks entry by the Court of Chancery of an order validating and declaring effective the Certificate of Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal.

POLISHED.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

One of the purported stockholders who had submitted a demand related to adoption of the Share Increase Proposal has filed a Class Action Complaint in the Court of Chancery against the Company and its Board of Directors. The lawsuit, captioned Scot T. Boden v. 1847 Goedeker Inc., et al., C.A. No. 2022-0196-SG (the “Boden Action”), asserts two claims for relief. The first is against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal. The second asserts that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to our Certificate of Incorporation to be filed with the Delaware Secretary of State.

Subsequent to December 31, 2022, the Company settled this claim for $475,000.

On October 31, 2022, a putative shareholder class action was filed against Polished.com Inc. (the “Company”) and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering (the “IPO”).  The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Ryan Maschhoff v. Polished.com Inc., et al., No. 1:22-cv-06606.  The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Securities Exchange Act of 1934 arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with the IPO.  On or about December 20, 2022, plaintiffs filed a motion for the appointment of lead plaintiff and lead counsel.  Although that motion is fully briefed, to date, oral argument has yet to be scheduled.

NOTE 20—SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company signed a letter of intent for a sublease from DMI, a related party for a new warehouse in a building being leased by DMI. The new lease will allow the Company to close its two existing New Jersey warehouses and consolidate operations into one new warehouse. The lease, which is expected to be finalized in the third quarter of 2023 is for 228,000 square feet for seven years at a cost of approximately $15 per square foot, including common area charges with annual increases of 3.75%.

Bank of America Loan Amendment

On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “Amendment”), in part, to waive events of defaults on its existing credit agreement. The Amendment requires the Company to pay the existing Term Facility and Revolving Facility by August 31, 2024 (the “Maturity Date”). The Revolving Loan decreased to $10,000,000 from and after July 25, 2023. The Letter of Credit commitments decreased to $2,000,000 and the Swing Line Loan was eliminated. The amendment also establishes a new EBITDA covenant and requires the Company to maintain minimum liquidity of $8 million including restricted cash and $5 million excluding restricted cash. Liquidity as defined in the Amendment includes Cash and certain qualifying customer and credit card accounts receivable.

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying the Agent and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

Commencing on September 30, 2023, through and including June 30, 2024, the Borrowers must repay the principal amount of the Term Loan in quarterly installments of $1,875,000 each, payable on the last business day of each March, June, September and December. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

As a result of the reduced term, the Company has begun discussions with investment bankers to place financing to replace the existing credit agreement by August 31, 2024.

POLISHED.COM INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

POLISHED.COM INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	September 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$9,811	$19,549
Restricted cash	5,391	950
Receivables, net	19,864	26,650
Vendor deposits	30,828	25,022
Merchandise inventory, net	30,093	41,766
Prepaid expenses and other current assets	11,526	11,217

Total Current Assets	107,513	125,154

Property and equipment, net	3,275	5,075
Operating lease right-of-use assets	9,172	11,688
Derivative instruments	4,197	3,178
Goodwill	106,173	106,173
Intangible assets, net	8,036	10,296
Deferred tax asset	-	1
Other long-term assets	451	349

TOTAL ASSETS	$238,817	$261,914

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$76,524	$81,537
Customer deposits	4,530	7,292
Current portion of notes payable, net	7,859	6,628
Current portion of finance lease liabilities	110	112
Current portion of operating lease liabilities	1,945	3,726

Total Current Liabilities	90,968	99,295

Notes payable, net of current portion	85,160	90,816
Finance lease liabilities, net of current portion	142	225
Operating lease liabilities, net of current portion	7,919	9,013
Deferred tax liability	262	-

TOTAL LIABILITIES	184,451	199,349

Stockholders’ Equity
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of September 30, 2023 and December 31, 2022	-	-
Common stock, $0.0001 par value, 200,000,000 shares authorized; 2,109,398 and 2,104,558 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	1	1
Additional paid-in capital	223,029	222,837
Accumulated deficit	(168,664)	(160,273)

TOTAL STOCKHOLDERS’ EQUITY	54,366	62,565

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$238,817	$261,914

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Product sales, net	$77,818	$143,566	$261,018	$430,710
Cost of goods sold	62,513	122,431	204,987	355,788
Gross profit	15,305	21,135	56,031	74,922

Operating Expenses
Personnel	5,874	8,348	18,379	22,396
Advertising	5,061	7,534	14,694	18,475
Bank and credit card fees	2,557	5,932	8,935	15,121
Depreciation and amortization	1,061	2,882	3,199	8,588
General and administrative	6,747	7,260	16,619	15,078

Total Operating Expenses	21,300	31,956	61,826	79,658

LOSS FROM OPERATIONS	(5,995)	(10,821)	(5,795)	(4,736)

Other Income (Expenses)
Interest income	407	174	1,139	282
Adjustment in value of contingency	-	-	-	(2)
Interest expense	(1,886)	(1,351)	(4,821)	(2,594)
Gain on change in fair value of derivative instruments	446	4,476	1,020	3,540
Loss on settlement of debt	-	-	-	(3,241)
Other income (expense)	227	(50)	331	(140)

Total Other Income (Expenses)	(806)	3,249	(2,331)	(2,155)

NET LOSS BEFORE INCOME TAXES	(6,801)	(7,572)	(8,126)	(6,891)

INCOME TAX (EXPENSE) BENEFIT	167	2,388	(265)	3,234

NET LOSS	$(6,634)	$(5,184)	$(8,391)	$(3,657)

Income per common share
Basic	$(3.14)	$(2.46)	$(3.98)	$(1.73)
Diluted	$(3.14)	$(2.46)	$(3.98)	$(1.73)

Weighted average common shares outstanding
Basic	2,109,398	2,104,558	2,108,811	2,115,846
Diluted	2,109,398	2,104,558	2,108,811	2,115,846

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

For the Three and Nine Months Ended September 30, 2023

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock	Total Stockholders’
	Shares	Amount	Capital	Deficit	At Cost	Equity
Balance January 1, 2023	2,104,558	1	222,837	(160,273)	-	62,565
Issuance of common stock through equity incentive awards	1,660	-	60	-	-	60
Issuance of common stock in connection with employment agreements	3,180	-	120	-	-	120
Stock compensation expense	-	-	8	-	-	8
Net loss for the three months ended March 31, 2023	-	-	-	(2,761)	-	(2,761)
Balance March 31, 2023 (unaudited)	2,109,398	1	223,025	(163,034)	-	59,992
Stock compensation expense			2			2
Net income for the three months ended June 30, 2023				1,004		1,004
Balance June 30, 2023 (unaudited)	2,109,398	1	223,027	(162,030)	-	60,998
Stock compensation expense	-	-	2	-	-	2
Net loss for the three months ended September 30, 2023				(6,634)		(6,634)
Balance September 30, 2023 (Unaudited)	2,109,398	1	223,029	(168,664)	-	54,366

For the Three and Nine Months Ended September 30, 2022

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock	Total Stockholders’
	Shares	Amount	Capital	Deficit	At Cost	Equity
Balance January 1, 2022	2,127,747	$1	$224,658	$(34,308)	-	$190,351
Issuance of common stock through equity incentive awards	1,395	-	120	-	-	120
Stock compensation expense for the three months ended March 31, 2022	-	-	33	-	-	33
Net income for the three months ended March 31, 2022	-	-	-	5,819	-	5,819
Balance March 31, 2022 (Unaudited)	2,129,142	1	224,811	(28,489)		196,323
Purchase of treasury stock	(24,584)	-	-	-	(2,000)	(2,000)
Stock compensation expense for the three months ended June 30, 2022	-	-	20	-	-	20
Net loss for the three months ended June 30, 2022	-	-	-	(4,292)	-	(4,292)
Balance June 30, 2022 (Unaudited)	2,104,558	1	224,831	(32,781)	(2,000)	190,051
Stock compensation expense for the three months ended September 30, 2022	-	-	20	-	-	20
Net loss for the three months ended September 30, 2022	-	-	-	(5,184)	-	(5,184)
Balance September 30, 2022 (Unaudited)	2,104,558	$1	$224,851	$(37,965)	$(2,000)	$184,887

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POLISHED.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

(Unaudited)

	Nine Months Ended
	September 30,	September 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,391)	$(3,657)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	3,199	8,588
Amortization of debt discount	163	460
Loss on settlement of debt	-	3,241
Loss on disposal of fixed assets	1,094	-
Stock-based compensation	72	193
Adjustment to contingent liability	-	2
Inventory reserve	(1,200)	557
Loss (Gain) on change in fair value of derivative instruments	(1,020)	(3,540)
Bad debt expense	(219)	411
Deferred tax expense (benefit)	263	(3,234)
Non-cash lease expense	2,516	2,425
Changes in operating assets and liabilities:
Accounts receivable	7,005	(1,772)
Deposits with vendors	(5,806)	(12,586)
Inventory	12,873	7,349
Prepaid expenses and other current assets	(410)	(3,846)
Accounts payable and accrued liabilities	(4,893)	(12,143)
Due to related party	-	2,413
Customer deposits	(2,762)	(20,860)
Operating lease liabilities	(2,874)	(2,694)
Net cash used in operating activities	(390)	(38,693)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(140)	(1,318)
Net cash used in investing activities	(140)	(1,318)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash received from notes payable	-	43,044
Repayment of notes payable	(4,682)	(4,580)
Repayments of financing lease liabilities	(85)	(78)
Purchase of treasury stock at cost	-	(2,000)
Net cash (used in) provided by financing activities	(4,767)	36,386

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(5,297)	(3,625)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD	20,499	33,791

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$15,202	$30,166

Cash, cash equivalents, and restricted cash consist of the following:
End of the period
Cash and cash equivalents	$9,811	$28,433
Restricted cash	5,391	1,733

	$15,202	$30,166

Cash, cash equivalents, and restricted cash consist of the following:
Beginning of the period
Cash and cash equivalents	$19,549	$25,724
Restricted cash	950	8,067

	$20,499	$33,791

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$4,821	$2,731
Cash paid for income taxes	$-	$3,905

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued in vesting of RSUs	$-	$-
Financed purchases of property and equipment	$94	$308
Common stock issued in connection with employment agreements	$121	$-
Debt discount on notes payable	$-	$1,104
Settlement of notes payable and interest through the issuance of a new note	$-	$55,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 1—BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Polished.com Inc. (the “Company,” “Polished.com Inc.,” “we,” “us,” or “our”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding interim financial reporting and reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of the interim periods presented. Certain information and note disclosures normally included in the audited financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The information included in the Quarterly Report on Form 10-Q should be read in conjunction with the audited consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2022. Furthermore, interim results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2023 or future periods.

NOTE 2—RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. This pronouncement was amended under ASU 2019-10 to allow an extension on the adoption date for entities that qualify as a small reporting company. The Company has elected this extension and the effective date for the Company to adopt this standard will be for fiscal years beginning after December 15, 2022. The Company adopted this guidance on January 1, 2023. The Company’s adoption of this update did not have a material impact on the consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in business combinations. The ASU is effective for public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2023. The Company’s adoption of this update did not have a material impact on the consolidated financial statements and related disclosures.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings (“TDRs”) and Vintage Disclosures (Topic 326): Financial Instruments – Credit Losses. This amended guidance will eliminate the accounting designation of a loan modification as a TDR, including eliminating the measurement guidance for TDRs. The amendments also enhance existing disclosure requirements and introduce new requirements related to modifications of receivables made to borrowers experiencing financial difficulty. Additionally, this guidance requires entities to disclose gross write-offs by year of origination for financing receivables, such as loans and interest receivable. The ASU is effective January 1, 2023, and is required to be applied prospectively, except for the recognition and measurement of TDRs which can be applied on a modified retrospective basis. The Company adopted this guidance on January 1, 2023. The Company’s adoption of this update did not have a material impact on the consolidated financial statements and related disclosures.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 3—LIQUIDITY AND GOING CONCERN ASSESSMENT

Management assesses liquidity and going concern uncertainty in the Company’s consolidated financial statements to determine whether there is sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the consolidated financial statements are issued or available to be issued, which is referred to as the “look-forward period”, as defined in GAAP. As part of this assessment, based on conditions that are known and reasonably knowable to management, management will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, its ability to delay or curtail expenditures or programs and its ability to raise additional capital, if necessary, among other factors. Based on this assessment, as necessary or applicable, management makes certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent it deems probable those implementations can be achieved and management has the proper authority to execute them within the look-forward period.

As of September 30, 2023, we had cash and cash equivalents of $9.8 million, restricted cash of $5.4 million, and vendor deposits of $30.8 million. For the nine months ended September 30, 2023, the Company incurred an operating loss of $5.8 million (including $3.2 million in non-cash charges for depreciation and amortization), cash flows used in operations of $0.4 million, and working capital of $15.9 million. As of December 31, 2022, we had cash and cash equivalents of $19.6 million, restricted cash of $1.0 million, and vendor deposits of $25 million, and total working capital of $25.9 million. For the year ended December 31, 2022, the Company incurred an operating loss of $134.4 million (including $11.5 million in non-cash charges for depreciation and amortization, as well as an impairment charge of $109.1 million), and cash flows used in operations of $46.7 million.

The Company performed an assessment to determine whether there were conditions or events that, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within one year after the filing date of this report, when the accompanying financial statements are being issued. Initially, this assessment did not consider the potential mitigating effect of management’s plans that had not been fully implemented.

Based on the initial assessment, substantial doubt exists regarding our ability to continue as a going concern. Management then assessed the mitigating effect of its plans to determine if it is probable that the plans (1) would be effectively implemented within one year after the filing date of this report, when the accompanying financial statements are being issued and (2) when implemented, would mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

As discussed below, the Company has implemented plans which encompass short-term cash preservation initiatives to provide the Company with adequate liquidity to meet its obligations for at least the 12-month period following the date its financial statements are issued, in addition to creating sustained cash flow generation thereafter. The Company has either taken or intends to take, the following actions, among others, to improve its liquidity position and to address uncertainty about its ability to continue as a going concern:

●	As described in Note 8, the Company entered into a loan amendment of their term loan and revolver loan agreement with Bank of America, granting the Company a waiver (relating to the specified events of default) through November 2024.

●	We are taking concrete steps to improve efficiency and profitability through headcount reductions and consolidation of operations including the closing of one warehouse and the imminent relocation to a new warehouse increasing the efficiency of warehouse operations and reduction of product damage.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

●	We hired an internationally recognized firm of digital advertising consultants to help us improve our return on advertising spend. This firm provided us the tools needed to improve future digital marketing results which we are now beginning to deploy.

●	We are implementing new financing initiatives for our customers, including a new store-branded credit card and a leasing alternative for customers who do not qualify for conventional credit.

●	We have changed our sales focus to emphasizing the sale of high-margin luxury products, in addition to mass-market appliances, began becoming dealers for higher-margin small appliances and promoting them on our website, and have begun actively negotiating improved terms with several of our largest appliance vendors.

Management has prepared estimates of operations for fiscal years 2023 and 2024 and believes that sufficient funds will be generated from operations to fund its operations, and to service its debt obligations for one year from the date of the filing of these consolidated financial statements in the Company’s 10-Q. The accompanying consolidated financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. Management believes that based on relevant conditions and events that are known and reasonably knowable that its forecasts, for one year from the date of the filing of these consolidated financial statements, indicate improved operations and the Company’s ability to continue operations as a going concern.

NOTE 4—DISAGGREGATION OF REVENUES

The Company sells a vast assortment of household appliances, including refrigerators, ovens, dishwashers, microwaves, freezers, washers and dryers. In addition to appliances, we also offer a broad assortment of products in the furniture, décor, bed & bath, lighting, outdoor living, electronics categories, fitness equipment, plumbing fixtures, air conditioners, fireplaces, fans, dehumidifiers, humidifiers, air purifiers and televisions.

Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Each customer order generally contains only one performance obligation based on the merchandise sale to be delivered, at which time revenue is recognized.

The Company disaggregates revenue from contracts with customers by product type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s disaggregated revenue by product type is as follows (in thousands):

	For the Three Months Ended		For the Nine Months Ended
	September 30	September 30	September 30	September 30
	2023	2022	2023	2022
Appliance sales	$70,620	$136,044	$234,797	$402,835
Furniture and other sales	7,198	7,522	26,221	27,875

Total	$77,818	$141,566	$261,018	$430,710

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 5—SUPPLEMENTAL FINANCIAL STATEMENT DISCLOSURES

Receivables

Receivables at September 30, 2023 and December 31, 2022, consisted of the following (in thousands):

	September 30,	December 31,
	2023	2022

Trade accounts receivable	$15,050	$13,691
Vendor rebates receivable	5,459	8,514
Other receivables	637	5,951

Total receivables	21,146	28,156
Less allowance for doubtful accounts	(1,282)	(1,506)

Total receivables, net	$19,864	$26,650

Merchandise Inventory

Inventory as of September 30, 2023 and December 31, 2022, consisted of the following (in thousands):

	September 30,	December 31,
	2023	2022

Appliances	$28,240	$39,702
Furniture and other	2,442	3,853

Total merchandise inventory	30,682	43,555
Less reserve for obsolescence	(589)	(1,789)

Total merchandise inventory, net	$30,093	$41,766

Property and Equipment

Property and equipment at September 30, 2023 and December 31, 2022, consisted of the following (in thousands):

	September 30,	December 31,
	2023	2022

Warehouse equipment	$806	$806
Furniture and fixtures	337	324
Transportation equipment	1,566	1,466
Leasehold improvements	2,157	3,131
Showroom inventory	1,037	1,037

Total property and equipment	5,903	6,764
Less: accumulated depreciation	(2,628)	(1,689)

Property and equipment, net	$3,275	$5,075

Depreciation expense for the three and nine months ended September 30, 2023 and 2022, was $0.3 million and $0.9 million, respectively.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

Intangible Assets

The following table provides a breakdown of identifiable intangible assets as of September 30, 2023 and December 31, 2022 (in thousands):

	September 30,	December 31,
	2023	2022
Customer relationships	$3,461	$3,461
Marketing related - tradename	6,835	6,835
Total intangible assets	10,296	10,296
Accumulated amortization	(2,260)	(-)

Intangible assets, net	$8,036	$10,296

Amortization expense for the three and nine months ended September 30, 2023, was $0.8 million and $2.3 million, respectively. In comparison, amortization expense for the three and nine months ended September 30, 2022, was $2.6 million and $7.7 million, respectively.

These assets are being amortized on a straight-line basis over their weighted average estimated useful life of 2.6 years.

At September 30, 2023, estimated annual amortization expense for each of the next five years is as follows (in thousands):

Year ending December 31,	Amount
2023 (Remainder of year)	$754
2024	3,013
2025	3,013
2026	1,256
2027	-

Total	$8,036

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at September 30, 2023 and December 31, 2022, consisted of the following (in thousands):

	September 30,	December 31,
	2023	2022

Trade accounts payable	$38,002	$34,345
Accrued sales tax	32,039	36,196
Accrued payroll liabilities	1,110	680
Accrued interest	39	37
Accrued liability for sales returns	1,916	3,916
Credit cards payable	115	32
Accrued insurance	-	1,180
Other accrued liabilities	3,303	5,151

Total accounts payable and accrued expenses	$76,524	$81,537

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 6—OPERATING LEASES

The following was included in our unaudited condensed consolidated balance sheet at September 30, 2023 and December 31, 2022 (in thousands):

	September 30,	December 31,
	2023	2022

Operating lease right-of-use assets	$9,172	$11,688

Lease liabilities, current portion	1,945	3,726
Lease liabilities, long-term	7,919	9,013

Total operating lease liabilities	$9,864	$12,739

Weighted-average remaining lease term (months)	77	73

Weighted average discount rate	3.9%	3.9%

Operating lease expense for the three and nine months ended September 30, 2023 and 2022, was $1.3 million and $3.2 million, respectively.

As of September 30, 2023, maturities of operating lease liabilities were as follows, in thousands:

Years Ending December 31,	Amount
2023 – Remainder of year	$948
2024	1,808
2025	1,489
2026	1,532
2027	1,284
Thereafter	4,158

Total	11,219
Less: imputed interest	(1,355)

Total operating lease liabilities	$9,864

Finance Leases

The Company has three finance leases. At September 30, 2023, the total amount due on these leases was $0.3 million.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 7—RELATED PARTIES

On March 15, 2022, the Company entered into a lease for additional office space with 8780 19th Ave LLC (“Landlord”), an entity owned by Albert and Elie Fouerti, the Company’s former Chief Executive and Chief Operating Officer, respectively. The Company contends that the lease required the Landlord do certain work at Landlord’s expense to improve the building at a cost of approximately $1.2 million. Landlord has refused to pay for this work, contending that this expense was the Company’s responsibility. In addition, the total remaining amount due on the lease at September 30, 2023 is also approximately $1.2 million. Landlord contends that the Company is in default of the lease for failing to pay rent. The Company disagrees that its rent obligations have been triggered and further contends that Landlord has violated the lease by failing to pay for the work. On August 23, 2023, the Company entered into a lease termination agreement with the Landlord. Under the terms of the termination agreement, the Company was relieved of its obligations under the lease and agreed to terminate its claims for reimbursement of the improvements it made to the building and to pay $100,000.

DMI

The Company is a member of DMI, an appliance purchasing cooperative. DMI purchases consumer electronics and appliances at wholesale prices from various vendors, and then makes such products available to its members, including the Company, who sell such products to end consumers. DMI’s purchasing group arrangement provides its members, including the Company, with leverage and purchasing power with appliance vendors, and increases the Company’s ability to compete with competitors, including big box appliance and electronics retailers. The Company owns an approximate 1.6% interest in DMI.

During the nine months ended September 30, 2023, total purchases from DMI represented approximately 65% of total purchases. At September 30, 2023 vendor deposits at DMI totaled $30.8 million.

Lease Agreements

The Company has lease agreements with 1870 Bath Ave. LLC, 812 and 5th Ave Realty LLC. These two entities are owned by the Company’s former Chief Executive Officer and Chief Operating Officer. In addition, the Company has a sublease agreement with DMI. The total rent expense under these related party leases was $0.8 million for the nine months ended September 30, 2023.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 8—NOTES PAYABLE

Credit Facilities

Bank of America Credit Agreement

On May 9, 2022, the Company entered into a Credit Agreement (the “Credit Agreement”) with the lenders identified therein (the “Lenders”) and Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer (the “Agent”), pursuant to which the Lenders agreed to make available to the Borrowers senior secured credit facilities in the aggregate initial amount of $140.0 million, including (i) a $100.0 million term loan (the “Term Loan”) and (ii) a $40.0 million revolving credit facility (the “Revolving Loan”), which revolving credit facility included a $2.00 million swingline sublimit (the “Swing Line Loan” and together with the Term Loan and the Revolving Loan, the “Loans”) and, separately, a $10.0 million letter of credit commitment, in each case, on the terms and conditions contained in the Credit Agreement.

On May 9, 2022, the Company borrowed the entire amount of the Term Loan in the aggregate principal amount of $100.0 million. A portion of the proceeds of the Term Loan were to repay and terminate the M&T Credit Agreement. Commencing on September 30, 2022, through and including September 30, 2023, the Borrowers repaid the principal amount of the Term Loan in quarterly installments of $1,250,000 each, payable on the last business day of each March, June, September, and December.

As of September 30, 2023, the carrying value of the Term Loan was $92.3 million, comprised of a principal of $93.1 million, net of unamortized loan costs of $0.8 million. Loan costs before amortization included $1.1 million of lender and other fees.

As a result of our technical non-compliance with specified loan covenants for both the Bank of America Term Loan and Revolving Loan, based in part due to our failure to timely deliver financial statements, Bank of America froze the $40.0 million Revolving Loan before any borrowings had been made against the facility.

On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “First Amendment”), in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America amended the Credit Agreement on November 20, 2023 (the “Second Amendment”), which requires the Company to establish a Bank of America cash collateral account where cash and cash equivalents deposited in the cash collateral account do not constitute Liquidity for purposes of the Credit Agreement. Further, the Second Amendment requires that (i) at least $3.0 million of Liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Term Loan Lenders, as part of the Second Amendment, agreed to defer the principal installment of the Term Loans in the amount of $937,500 required to be made on December 31, 2023 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024 (the “Maturity Date”).

The Term Loan and Revolving Loan will bear interest on the unpaid principal amount thereof as follows: (i) if it is a loan bearing interest at a rate determined by the Base Rate, then at the Base Rate plus the Applicable Rate for such loan and (ii) if it is a loan bearing interest at a rate determined by Term SOFR, then at Term SOFR plus the Applicable Rate for such loan. The Company may elect to continue or convert the existing interest rate benchmark for the Term Loan from Term SOFR to Base Rate, and may elect the interest rate benchmark for future revolving loans as either Term SOFR or Base Rate (and, with respect to any loan made using Term SOFR, may also select the interest period applicable to any such loan), by notifying the Agent and the Lenders from time to time in accordance with the provisions of the Amendment and Credit Agreement. The Applicable Rate increased from a high of 1.95% and 0.95%, respectively, for Term SOFR and Base Rate in the Credit Agreement to 4.00% for each of Term SOFR and Base Rate as a result of the Amendment. Interest is payable in arrears on each Interest Payment Date (as defined in the Credit Agreement). Notwithstanding the foregoing, following an event of default, the loans under the Credit Facilities will bear interest at a rate that is 2% per annum higher than the interest rate then in effect for the applicable loan.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

On May 9, 2022, the Company entered into an interest rate swap agreement to reduce its exposure to fluctuations in the floating interest rate tied to SOFR (see Note 9). The initial notional amount of the swap is $100 million with an original termination date of May 31, 2029, which was amended in the current period to May 31, 2027. As a result of the swap, the Company pays interest at a fixed rate of 2.9%, plus applicable margins.

Commencing on September 30, 2023, through and including September 30, 2024, the Borrowers must repay the principal amount of the Term Loan in installments of $937,500 each, payable on the last business day of December and January and quarterly installments of $1,875,000 payable on the last business day of each March, June, September and December. Revolving Loans may be repaid and reborrowed at any time until the Maturity Date, subject to the terms and conditions set forth in the Credit Agreement. Mandatory prepayments of Revolving Loans are required if the amount borrowed at any time exceeds the commitment amount. The Company may voluntarily prepay the Loans from time to time in accordance with the provisions of the Credit Agreement, and will be required to prepay the Loans under certain limited circumstances as set forth in the Credit Agreement, including upon receipt of cash proceeds in connection with certain specified asset sales, receipt of loss or condemnation proceeds or other cash proceeds received other than in the ordinary course of business or upon receipt of cash proceeds from the incurrence of indebtedness that is not permitted under the Credit Agreement, all as more specifically set forth in the Credit Agreement. The Loans may from time to time be further evidenced by separate promissory notes issued by the Borrowers.

As a result of the reduced term, the Company has begun discussions with investment bankers to place financing to replace the existing credit agreement by August 31, 2024.

Vehicle Loans

The Company has financed purchases of transportation vehicles with notes payable, which are secured by the vehicles purchased. These notes have five-year terms and interest rates ranging from 3.8% to 5.7%. As of September 30, 2023, the outstanding balance of these vehicle loans is $0.7 million.

Maturities of Notes Payable are as follows:

September 30,
For the years ended December 31,	2023
2023 (Remainder of year)	$1,033
2024	92,531
2025	201
2026	29
2027	21
Thereafter	-
Total	93,815
Less: Loan costs	(796)
Total	$93,019
Amount classified as a current liability	$7,859
Amount classified as long-term liability	85,160

Total	$93,019

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 9—DERIVATIVE INSTRUMENTS (INTEREST RATE SWAP):

On May 9, 2022, the Company entered into a Term Loan agreement with Bank of America, N.A. (See Note 11). On the same day, the Company entered into an interest rate swap agreement to reduce its exposure to fluctuations in the floating interest rate tied to SOFR under the Term Loan with a notional amount of $100 million. The interest rate swap became effective on May 9, 2022, and was to terminate on May 31, 2029. The swap agreement was modified in the current period and will now terminate on May 31, 2027. The Company receives variable interest payments monthly based on a one-month SOFR and pays a fixed rate of 2.93% to the counterparty.

As of September 30, 2023, the fair value of the interest rate swap agreement was $4.2 million and was classified as a derivative asset in our consolidated balance sheet. During the three and nine months ended September 30, 2023 the Company recognized a $0.4 million and $1.0 million gain, respectively on the change in fair value of the interest rate swap.

The Company classified the interest rate swap in Level 2 of the fair value hierarchy.

NOTE 10—STOCKHOLDERS’ EQUITY

As of September 30, 2023, the Company was authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of “blank check” preferred stock, 0.0001 par value per share. On September 30, 2023 and December 31, 2022, there were 2,109,398 and 2,104,558 shares of common stock outstanding, respectively.

Stock Options

Below is a table summarizing the changes in stock options outstanding during the nine months ended September 30, 2023:

		Weighted- Average
	Options	Exercise Price

Outstanding at December 31, 2022	750	$155.00

Granted	1,731	$28.89
Exercised
Forfeited	(750)	155.00

Outstanding at September 30, 2023	1,731	$28.89

Exercisable at September 30, 2023	-	-

The number of options has been restated to reflect the impact of the reverse stock split that occurred on October 20, 2023. During the nine months ended September 30, 2023, 750 stock options were forfeited, as a result of employee terminations.

Stock-based compensation expense of $0.2 million was recorded during the nine months ended September 30, 2023. As of September 30, 2023, the remaining unrecognized compensation cost related to non-vested stock options is $0.03 million and is expected to be recognized over 3.3 years. The outstanding stock options have a weighted average remaining contractual life of 9.26 years and a total intrinsic value of $nil.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

Warrants

Below is a table summarizing the changes in warrants outstanding during the nine months ended September 30, 2023

		Weighted- Average
	Warrants	Exercise Price

Outstanding at December 31, 2022	1,871,333	$114.85

Granted	-	-
Exercised	-	-
Forfeited	-	-

Outstanding at September 30, 2023	1,871,333	$114.85

Exercisable at September 30, 2023	1,871,333	$114.85

The number of options has been restated to reflect the impact of the reverse stock split that occurred on October 20, 2023. As of September 30, 2023, the outstanding warrants have a weighted average remaining contractual life of 2.67 years and a total intrinsic value of $nil.

NOTE 11—EARNINGS (LOSS) PER SHARE

The computation of weighted average shares outstanding and the basic and diluted earnings (loss) per common share for the following periods consisted of the following (in thousands, except share and per share amounts):

	For the Three Months Ended		For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Basic Earnings (Loss) Per Share

Net income (loss)	$(6,634)	$(5,184)	$(8,391)	$(3,657)
Basic weighted average common shares outstanding	2,109,398	2,104,558	2,108,811	2,115,846
Basic earnings (loss) per share	$(3.14)	$(2.46)	$(3.98)	$(1.73)

Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average common shares outstanding	2,109,398	2,104,558	2,108,811	2,115,846

Diluted earnings (loss) per share	$(3.14)	$(2.46)	$(3.98)	$(1.73)

For the three and nine months ended September 30, 2023 and 2022, there were 1,852,015 and 1,871,333, respectively, potentially diluted options and warrants were excluded from the diluted EPS calculations as their effect is anti-dilutive.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

NOTE 12—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

At the Company’s annual meeting on December 21, 2021, the stockholders were asked to approve an amendment to the Company’s Amended and Restated Certificate of Incorporation, dated July 30, 2020 (the “Certificate of Incorporation”), increasing the number of authorized shares of the Company’s common stock, par value $0.0001 per share (“Common Stock” and such proposal, the “Share Increase Proposal”) by 50,000,000 shares of Common Stock. As reported in a Form 8-K filing on December 28, 2021, the Share Increase Proposal was adopted and a Certificate of Amendment to the Certificate of Incorporation setting forth the amendment adopted pursuant to the Share Increase Proposal (the “Certificate of Amendment”) was filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). To date, none of these newly authorized shares has actually been issued. Three purported beneficial owners of Common Stock subsequently expressed concerns about a statement in the Company’s proxy statement related to the Share Increase Proposal, specifically questioning, in light of the proxy statement, the ability of brokerage firms and other custodians to vote shares of Common Stock held by them for the benefit of their customers in the absence of instructions from the beneficial owners. Based on an examination of the situation performed following receipt of these demands, the Company believes that the vote at the annual meeting was properly tabulated and that the proposed amendment was properly adopted in accordance with Delaware law. In light of the demands, however, and to ensure against any future question as to the validity of these newly authorized shares, the Company elected to seek validation of its Certificate of Amendment through a Petition to the Court of Chancery of the State of Delaware (the “Court of Chancery”) pursuant to Section 205 of the Delaware General Corporation Law (the “205 Petition”). The action, styled In re 1847 Goedeker Inc., C.A. 2022-0219-SG (the “Action”), sought entry by the Court of Chancery of an order validating and declaring effective the Certificate of Amendment, and validating the additional shares of Common Stock authorized under the Share Increase Proposal.

Two purported stockholders objected to the 205 Petition. One such objecting, purported stockholder (the “Stockholder Plaintiff”) filed his own lawsuit (which was then consolidated with the 205 Petition) requesting that such relief not be granted and asserting two claims for relief: first, against the Company for alleged violation of the Delaware General Corporation Law Section 225(b) for improper tabulation of the stockholder vote on the Share Increase Proposal; and second, asserting that the Company’s directors breached their fiduciary duties by incorrectly tabulating the stockholder vote, and by causing a purportedly invalid amendment to our Certificate of Incorporation to be filed with the Delaware Secretary of State. The Court of Chancery held a hearing on May 27, 2022, to consider the Company’s motion for entry of an order under Section 205 and subsequently entered an order denying the motion without prejudice on September 30, 2022. On July 7, 2022, the Company filed a Certificate of Correction with the Secretary of State of the State of Delaware, voiding the Charter Amendment and causing the number of authorized shares of Common Stock to remain at 200,000,000.

On June 12, 2023, the Company submitted to the Court of Chancery a Stipulation and [Proposed] Order Regarding Notice and Closing of the Case regarding the Action (the “Dismissal Order”). As stated in the Dismissal Order, the Company and the other parties to the Action negotiated at arm’s length and resolved the stockholders’ claims to entitlement to a mootness fee award, and the Company agreed to pay $475,000 for attorneys’ fees and expenses to the stockholders’ counsel (the “Attorneys’ Fees”). Pursuant to Court of Chancery Rules 23(e) and 41(a), the parties to the Action stipulated to voluntary dismissal of the Action with prejudice as to the Stockholder Plaintiff and without prejudice as to any actual or potential claims of any other members of the putative class, and such dismissal was granted by the Court on June 13, 2023. As stipulated in the Dismissal Order, the Company paid the Attorneys’ Fees to the stockholders’ counsel on June 28, 2023 and such payment fully satisfied and resolved the stockholders’ and the stockholders’ counsel’s entitlement to any fees or expenses in the Action.

On October 31, 2022, a putative shareholder class action was filed against Polished.com Inc. (the “Company”) and certain of its current and former officers and directors, as well as certain underwriters of the Company’s 2020 initial public offering (the “IPO”). The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Maschhof v. Polished.com Inc., et al., No. 1:22-cv-06606. The complaint asserts violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Securities Exchange Act of 1934 arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with the IPO. On or about September 8, 2023, the Court appointed lead plaintiff and lead counsel. An amended complaint was filed on or before October 31, 2023.

POLISHED.COM INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2023 and 2022 (UNAUDITED)

On January 26, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Wong v. Moore et al., No. 1:23-cv-00559. The complaint asserts violations of Section 14(a) of the Exchange Act, breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with the IPO. On or about March 7, 2023, plaintiff filed a stipulation and proposed order to stay proceedings until any motions to dismiss in the related class action (captioned Maschhoff v. Polished.com Inc. et al., No. 1:22-cv-06606) are decided. On March 23, 2023, the stipulation was so-ordered.

On February 13, 2023, a derivative stockholder complaint was filed against certain of the Company’s current and former officers and directors as well as the Company’s external manager, naming the Company as a nominal defendant. The action was commenced in the United States District Court for the Eastern District of New York court and is captioned Gossett v. Moore, et al., No. 1:23-cv-1168. The complaint asserts claims for breach of fiduciary duty against the former officers and directors and aiding and abetting breaches of fiduciary of duty against the external manager, arising from alleged misstatements and omissions made in certain of the Company’s SEC filings made in connection with the IPO. On or about April 24, 2023, plaintiffs filed a joint stipulation and proposed order consolidating the related derivative actions and appointing co-lead counsel. To date, the stipulation has yet to be ordered.

NOTE 13—SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than ten percent of the Company’s revenues and purchases.

For the nine months September 30, 2023, the Company approximately 65% of purchases were made from DMI.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 14—SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company signed a letter of intent for a sublease from DMI, a related party for a new warehouse in a building being leased by DMI. The new lease will allow the Company to close its two existing New Jersey warehouses and consolidate operations into one new warehouse. The lease, which is expected to be finalized in the fourth quarter of 2023 or the first quarter of 2024 is for 232,640 square feet for seven years at a cost of approximately $15 per square foot, including common area charges with annual increases of 3.75%.

On July 25, 2023, the Company and Bank of America amended the Credit Agreement (the “First Amendment”), in part, to require the Company maintain liquidity, which includes cash and certain qualifying customer and credit card account receivables, of $8.0 million. The Company and Bank of America amended the Credit Agreement on November 20, 2023 (the “Second Amendment”), which requires the Company to establish a Bank of America cash collateral account where cash and cash equivalents deposited in the cash collateral account do not constitute Liquidity for purposes of the Credit Agreement. Further, the Second Amendment requires that (i) at least $3.0 million of Liquidity be comprised of unrestricted cash and cash equivalents and (ii) more than $5.0 million of Liquidity be comprised of certain qualifying customer and credit card accounts receivable.

The Company entered into the Second Amendment, in part, to waive events of defaults on its existing Credit Agreement. The Term Loan Lenders, as part of the Second Amendment, agreed to defer the principal installment of the Term Loans in the amount of $937,500 required to be made on December 31, 2023 until the earliest to occur of (i) January 31, 2024, (ii) the date on which a subordinated Term Loan or an equity contribution, as applicable, is consummated (even if the date of such consummation precedes December 31, 2023) and (iii) an event of default. The Second Amendment requires the Company to pay the existing Term Facility and Revolving Facility by November 30, 2024 (the “Maturity Date”).

On October 19, 2023, the Company’s shareholders approved a reverse 1-for-50 stock split. All share and per share data have been retroactively restated to reflect the reverse split.

                Shares of Common Stock

                Pre-Funded Warrants

Polished.com Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2024

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$2,705
FINRA filing fee	3,249.22
Printing expenses	25,000
Legal fees and expenses	250,000
Accounting fees and expenses	25,000
Transfer agent and registrar fees	15,000
Miscellaneous expenses	4,045.78
Total	$325,000

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We have entered into separate indemnification agreements with our directors and certain officers. Each indemnification agreement provides for, among other things, indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

We have obtained standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of 1847 Goedeker Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on August 3, 2020)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of 1847 Goedeker Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed on December 28, 2021)

3.3	Bylaws of 1847 Goedeker Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed on April 22, 2020)

3.4	Amendment No 1. To Bylaws of 1847 Goedeker Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on August 13, 2021)

3.5	Certificate of Correction of Certificate of Amendment of 1847 Goedeker Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed on July 7, 2022)

3.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Polished.com Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed on July 21, 2022)

3.7	Amended and Restated Bylaws of Polished.com Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed on July 21, 2022)

3.8	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Polished.com Inc., dated October 19, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 20, 2023)

4.1	Description of Registrant’s Common Stock (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed on March 31, 2022)

4.2	Common Stock Purchase Warrant issued to Evergreen Capital Management LLC on March 19, 2021 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 25, 2021)

4.3	Common Stock Purchase Warrant issued to SILAC Insurance Company on March 19, 2021 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on March 25, 2021)

4.4	Form of Representative’s Warrant for Initial Public Offering (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on August 5, 2020)

4.5**	Form of Representative’s Warrant

5.1**	Opinion of McDermott Will & Emery LLP

10.1	Securities Purchase Agreement, dated October 20, 2020, among 1847 Goedeker Inc., Appliances Connection Inc., 1 Stop Electronics Center, Inc., Gold Coast Appliances Inc., Superior Deals Inc., Joe’s Appliances LLC, YF Logistics LLC, and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed on March 29, 2021)

10.2	Amendment No. 1 to Securities Purchase Agreement, dated December 8, 2020, among 1847 Goedeker Inc., Appliances Connection Inc., 1 Stop Electronics Center, Inc., Gold Coast Appliances Inc., Superior Deals Inc., Joe’s Appliances LLC, YF Logistics LLC, and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed on March 29, 2021)

10.3	Amendment No. 2 to Securities Purchase Agreement, dated April 6, 2021, among 1847 Goedeker Inc., Appliances Connection Inc., 1 Stop Electronics Center, Inc., Gold Coast Appliances Inc., Superior Deals Inc., Joe’s Appliances LLC, YF Logistics LLC, and the other parties signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on April 6, 2021)

10.4	Warrant Agent Agreement, dated May 27, 2021, between 1847 Goedeker Inc. and American Stock Transfer & Trust Company, LLC and Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on June 3, 2021)

10.5	Credit and Guaranty Agreement, dated June 2, 2021, among 1847 Goedeker Inc., Appliances Connection Inc., 1 Stop Electronics Center, Inc., Gold Coast Appliances, Inc., Superior Deals Inc., Joe’s Appliances LLC, YF Logistics LLC, certain other subsidiaries party thereto from time to time as guarantors, the financial institutions party thereto from time to time, and Manufacturers and Traders Trust Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 3, 2021)

10.6	Loan and Security Agreement, dated June 3, 2021, between 1847 Goedeker Inc. and Northpoint Commercial Finance LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 9, 2021)

10.7	Term Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to Manufacturers and Traders Trust Company on June 2, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 3, 2021)

10.8	Term Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to First Horizon Bank on June 2, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on June 3, 2021)

10.9	Term Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to Sterling National Bank on June 2, 2021 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on June 3, 2021)

10.10	Term Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to BankUnited N.A. on June 2, 2021 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on June 3, 2021)

10.11	Revolving Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to Manufacturers and Traders Trust Company on June 2, 2021 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on June 3, 2021)

10.12	Revolving Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to First Horizon Bank on June 2, 2021 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on June 3, 2021)

10.13	Revolving Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to Sterling National Bank on June 2, 2021 (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on June 3, 2021)

10.14	Revolving Loan Note issued by 1847 Goedeker Inc. and Appliances Connection Inc. to BankUnited N.A. on June 2, 2021 (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed on June 3, 2021)

10.15	Pledge and Security Agreement, dated June 2, 2021, among 1847 Goedeker Inc., Appliances Connection Inc., 1 Stop Electronics Center, Inc., Gold Coast Appliances, Inc., Superior Deals Inc., Joe’s Appliances LLC, YF Logistics LLC, and such other subsidiaries from time to time a party thereto, in favor of Manufacturers and Traders Trust Company (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed on June 3, 2021)

10.16	Management Services Agreement, dated April 5, 2019, between 1847 Goedeker Inc. and 1847 Partners LLC (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.17	Amendment No. 1 to Management Services Agreement, dated April 21, 2020, between 1847 Goedeker Inc. and 1847 Partners LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.18	Lease Agreement, dated April 5, 2019, between S.H.J., L.L.C. and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.19	Lease Agreement, dated January 13, 2021, by and between Westgate 200, LLC and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 20, 2021)

10.20	First Amendment to Lease Agreement, dated March 30, 2021, by and between Westgate 200, LLC and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on April 5, 2021)

10.21	Lease, dated June 2, 2021, between 1870 Bath Ave. LLC and 1 Stop Electronics Center, Inc. (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed on June 3, 2021)

10.22	Lease, dated June 2, 2021, between 7812 5th Ave Realty LLC and Joe’s Appliances LLC (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed on June 3, 2021)

10.23	Sublease Agreement, dated May 31, 2019, between YF Logistics LLC and Icon 400 Cabot Owner Pool 4 NJ, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed on May 3, 2021)

10.24	Lease Agreement, dated March 15, 2022, between 8780 19 Ave LLC and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 21, 2022)

10.25	Warehouse Agreement, dated September 9, 2021, between Brook Warehousing Corporation and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on November 15, 2021)

10.26	Agreement, dated September 9, 2021, between Brook Warehousing Corporation and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed on November 15, 2021)

10.27	Securities Purchase Agreement, dated March 19, 2021, among 1847 Goedeker Inc., Evergreen Capital Management LLC and SILAC Insurance Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 25, 2021)

10.28	Security Agreement, dated March 19, 2021, between 1847 Goedeker Inc. and SILAC Insurance Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 25, 2021)

10.29	10% OID Senior Secured Promissory Note issued to Evergreen Capital Management LLC on March 19, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 25, 2021)

10.30	10% OID Senior Secured Promissory Note issued to SILAC Insurance Company on March 19, 2021 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on March 25, 2021)

10.31	Trademark Assignment Agreement, dated October 15, 2020, between Superior Deals, Inc. and Albert Fouerti (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed on May 3, 2021)

10.32	Trademark Assignment Agreement, dated October 15, 2020, between 1 Stop Electronics, Inc. and Albert Fouerti (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed on May 3, 2021)

10.33#	Amendment to Employment Letter Agreement, dated June 3, 2021, between 1847 Goedeker Inc. and Douglas T. Moore (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on June 9, 2021)

10.34#	Separation and Release Agreement, dated August 30, 2021, between Douglas T. Moore and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 3, 2021)

10.35#	Amendment No. 1 to Separation Agreement and Release, dated September 17, 2021, between Douglas T. Moore and 1847 Goedeker Inc. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on November 15, 2021)

10.36#	Employment Agreement between Appliances Connection Inc. and Albert Fouerti (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K filed on March 31, 2022)

10.37#	Employment Agreement between Appliances Connection Inc. and Elie Fouerti (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K filed on March 31, 2022)

10.38#	Employment Letter Agreement, dated July 14, 2021, between 1847 Goedeker Inc. and Maria Johnson (incorporated by reference to Exhibit 10.1 to the Current Report filed on July 20, 2021)

10.39#	Employment Letter Agreement, dated April 21, 2020, between 1847 Goedeker Inc. and Robert D. Barry (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.40#	Transition and Separation Agreement, dated January 31, 2022, between 1847 Goedeker Inc. and Robert D. Barry (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K filed on February 2, 2022)

10.41#	Independent Director Agreement between 1847 Goedeker Inc. and director Glyn C. Milburn, dated April 21, 2020, together with a schedule identifying other substantially identical agreements between the Company and each of its independent directors identified on the schedule and identifying the material differences between each of those agreements and the filed Independent Director Agreement (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K filed on March 31, 2022)

10.42#	Independent Director Agreement between 1847 Goedeker Inc. and director G. Alan Shaw, dated October 17, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on October 21, 2021)

10.43#	Independent Director Agreement between 1847 Goedeker Inc. and director James M. Schneider, dated January 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 21, 2022)

10.44#	Independent Director Agreement between 1847 Goedeker Inc. and director Alan P. Shor, dated May 18, 2021, (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed on June 3, 2021)

10.45#	Indemnification Agreement between 1847 Goedeker Inc. and Ellery W. Roberts, dated May 7, 2020, together with a schedule identifying other substantially identical agreements between the Company and each of its directors identified on the schedule and identifying the material differences between each of those agreements and the filed Indemnification Agreement (incorporated by reference to Exhibit 10.45 to the Annual Report on Form 10-K filed on March 31, 2022)

10.46#	Indemnification Agreement between 1847 Goedeker Inc. and G. Alan Shaw, dated October 17, 2021, (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on October 21, 2021)

10.47#	Indemnification Agreement between 1847 Goedeker Inc. and James M. Schneider, dated January 14, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 21, 2022)

10.48#	1847 Goedeker Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed on August 3, 2020)

10.49#	Amendment No. 1 to 1847 Goedeker Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-1 filed on May 3, 2021)

10.50#	Amendment No. 2 to 1847 Goedeker Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed on December 28, 2021)

10.51#	Form of Stock Option Agreement for 1847 Goedeker Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.52#	Form of Restricted Stock Award Agreement for 1847 Goedeker Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.31 to the Registration Statement on Form S-1 filed on April 22, 2020)

10.53	Cooperation Agreement, dated October 15, 2021, by and among 1847 Goedeker Inc., David L. Kanen, Philotimo Fund, LP, Philotimo Focused Growth and Income Fund and Kanen Wealth Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 21, 2021)

10.54	Credit Agreement, dated as of May 9, 2022, among 1847 Goedeker Inc., Appliances Connection Inc., certain subsidiaries of the borrowers party thereto, Bank of America, N.A., certain lenders party thereto, BofA Securities, Inc., Manufacturers and Traders Trust Company and Webster Bank, National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 11, 2022)

10.55	Security and Pledge Agreement, dated as of May 9, 2022, among 1847 Goedeker Inc., Appliances Connection Inc., the Grantors thereto and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 11, 2022)

10.56	First Amendment to Credit Agreement, dated as of July 25, 2023, by and among Polished.com Inc., Appliances Connection Inc., certain guarantors party thereto, certain lenders party thereto and Bank of America, N.A. (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K filed on July 31, 2023)

10.57	Settlement Agreement, dated December 21, 2022, between Albert Fouerti and Polished.com Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 27, 2022)

10.58#	Employment Letter Agreement, dated October 14, 2022, between Polished.com Inc. and Robert D. Barry. (incorporated by reference to Exhibit 10.58 to the Annual Report on Form 10-K filed on July 31, 2023)

10.59#	Engagement Agreement, dated October 14, 2022, between Polished.com Inc. and J.E. “Rick” Bunka. (incorporated by reference to Exhibit 10.59 to the Annual Report on Form 10-K filed on July 31, 2023)

10.60	First Amendment to Credit Agreement, dated as of July 25, 2023, by and among Polished.com Inc., Appliances Connection Inc., certain guarantors party thereto, certain lenders party thereto and Bank of America, N.A. (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K filed on July 31, 2023)

10.61†	Settlement and Termination Agreement, dated August 23, 2023, by and between Polished.com Inc. and 8780 19 Ave LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 25, 2023)

10.62†	Second Amendment to Credit Agreement, dated as of November 20, 2023, by and among Polished.com Inc., Appliances Connection Inc., certain guarantors party thereto, certain lenders party thereto and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on November 20, 2023)

10.63	Sublease Agreement, dated November 20, 2023, by and between Dynamic Marketing Inc. and 1 Stop Electronics Center, Inc. d/b/a 1 Stop Computer and Cameras (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 4, 2023)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed on March 31, 2022)

23.1*	Consent of Sadler, Gibb & Associates, LLC

23.2**	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107*	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
†	Certain confidential information contained in this exhibit has been redacted in accordance with Regulation S-K Item 601(b) because the information (i) is not material and (ii) is the type that the registrant treats as private or confidential.
#	Executive compensation plan or arrangement

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 13th day of February 2024.

POLISHED.COM INC.

By:	/s/ J.E. “Rick” Bunka
J.E. “Rick” Bunka
Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each director of Polished.com Inc. whose signature appears below hereby appoints J.E. “Rick” Bunka and Robert D. Barry, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective -amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J.E. “Rick” Bunka	Interim Chief Executive Officer	February 13, 2024
J.E. “Rick” Bunka	(Principal Executive Officer)

/s/ Robert D. Barry	Interim Chief Financial Officer and Secretary	February 13, 2024
Robert D. Barry	(Principal Financial Officer)

/s/ Ellery W. Roberts	Executive Chairman of the Board of Directors	February 13, 2024
Ellery W. Roberts

/s/ Houman Akhavan	Director	February 13, 2024
Houman Akhavan

/s/ Ellette A. Anderson	Director	February 13, 2024
Ellette A. Anderson

/s/ Clark R. Crosnoe	Director	February 13, 2024
Clark R. Crosnoe

/s/ Glyn C. Milburn	Director	February 13, 2024
Glyn C. Milburn

/s/ James M. Schneider	Director	February 13, 2024
James M. Schneider

/s/ G. Alan Shaw	Director	February 13, 2024
G. Alan Shaw

/s/ Edward J. Tobin	Director	February 13, 2024
Edward J. Tobin